[redacted]

07023983

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2007
WASH. D.C.
186

15 May 2007

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 1 April 2007 to 11 May 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 April 2007 to 11 May 2007.

Doc Date	Headline	Pages
04/03/2007	Notice of General Meeting	120
04/12/2007	Appendix 3Y – Change of Director's Interest Notice	2
04/26/2007	Spectrum Update: CastScope commences Operational Pilot Programs in US; QRSciences increases Shareholding to 24.4%	4
04/30/2007	Appendix 4C – Quarterly Report	9
05/03/2007	Lodges Prospectus for Rights Issue	49
05/03/2007	Appendix 3B	7
05/07/2007	Results of General Meeting	2
05/11/2007	Appendix 3B	8

Notice of General Meeting and Explanatory Statement

General Meeting to be held at
The Royce Hotel 379 St Kilda Road, Melbourne, Victoria 3004
on 7 May 2007 commencing at 10.00am EST

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

This Notice of General Meeting and Explanatory Statement should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Corporate Directory

Directors	Kevin Russeth (Chairman, Director, CEO) Norman Shanks (Non-Executive Director) Joseph Paresi (Non-Executive Director) Bob Halverson (Non-Executive Director) Ray Schoer (Non-Executive Director)
Secretary	Darren Bromley
Registered Office	8-10 Hamilton Street Cannington WA 6107 Telephone: (08) 9358 5011 Facsimile: (08) 9358 5022 Email: enquiries@qrsciences.com Website: www.qrsholdings.com
Auditor	Moore Stephens Chartered Accountants Level 3, 12 St George's Terrace Perth Western Australia 6000
Lawyers	Pullinger Readhead Lucas Commercial Lawyers Level 2, Fortescue House 50 Kings Park Road West Perth WA 6005
Independent Expert	BDO Consultants (WA) Pty Ltd Level 8, 256 St Georges Terrace Perth WA 6000
Share Registry	Computershare Investor Services Pty Limited Level 2, Reserve Bank Building 45 St George's Terrace Perth WA 6000 Telephone: 1300 787 575 Facsimile: (08) 9323 2033
ASX Code	QRS

Notice of General Meeting

A General Meeting of QRSciences Holdings Limited will be held at The Royce Hotel 379 St Kilda Road, Melbourne, Victoria 3004 on 7 May 2007 commencing at 10.00am EST.

Special Business

1. Approval of Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of up to 20,000,000 fully paid ordinary shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

2. Ratification of Previous Securities Issue

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve and ratify the allotment and issue of 806,630 fully paid ordinary shares ("**Shares**") and 2,575,749 options, each to acquire a Share, to the parties, for the purposes and on the terms set out in the Explanatory Statement.

3. Approval of Transaction - Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage Fund LP

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve the conversion rights of the promissory notes issued by the Company and the issue of shares and options in the Company in the numbers, to the parties, for the purposes and on the terms set out in the Explanatory Statement.

Voting Exclusions

For the purposes of:

(a) **(resolution 1)**: Listing Rule 7.3, the Company will disregard any votes cast on resolution 1 by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and any of their associates;

(b) **(resolution 2)**: Listing Rule 7.5, the Company will disregard any votes cast on resolution 2 by a person who participated in the issue and any of their associates; and

(c) **(resolution 3)**: Listing Rule 7.3 and item 7 of section 611 of the Corporations Act, the Company will disregard any votes cast on resolution 3 by Vision Opportunity Master Fund, Ltd. , Platinum Partners Value Arbitrage Fund LP and any of their associates,

unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

"Snap-shot" Time

The Company may specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company's directors have determined that all shares of the Company that are quoted on ASX at 10am EST on 5 May 2007 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as holding the shares at that time.

By Order of the Board of Directors

Darren Bromley
Company Secretary
QRSciences Holdings Limited

3 April 2007

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at a General Meeting of the Company.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1 Resolution 1: Approval of Issue of Shares

The Company proposes to issue up to 20,000,000 Shares at an issue price of at least 80% of the average closing price of Shares on ASX over a 5 trading day period before their issue or, if the Shares are issued under a prospectus, the date of signing of the prospectus. The issue of these Shares, if allocated in full, will be equal to approximately 38.04% of the Company's fully-diluted share capital assuming no further issues of securities by the Company.

Funds from the issue of these Shares will be used to provide working capital to the business of the Company's subsidiaries, QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Co (USA). Historically, the Company has had net cash requirements (outflows) of approximately $400,000 per month, these include:

Revenues	**Monthly Income**
Sales, Consulting, Grants	$1,300,000
Cost of Goods Sold	**Monthly COGS**
COGS	$750,000
Expenditure	**Monthly Expenditure**
Employee Benefits	$480,000
Raw Materials & Consumables	$90,000
Legal Expenses	$30,000
Consulting Expenses	$35,000
Travel Expenses	$35,000
Other Expenses	$280,000
Monthly Net Cash Requirements	**$400,000**

Elements of other expenditure include the Company's intention to continue to fund further development of next generation QR technology, management of intellectual property and the operations of the Company's office located in California USA.

QRSciences Security Pty Ltd (Baxall Distribution Australia) is currently operating at near break even.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval. Resolution 1 seeks this approval.

The Shares will be allotted and issued as soon as possible but, in any event, not later than 3 months after the date of Shareholder approval to those parties determined by the Company having regard to the level of demand for the Shares, the identification of investors with a long term commitment to the Company and other factors the Company may consider appropriate. The identity of the investors is unknown at this stage.

It is anticipated that the Shares will be allotted progressively. However, the exact dates of allotment are unknown at this stage.

The Shares, if issued, will be issued on the terms and conditions set out in Annexure A. The Company will apply to ASX for Official Quotation of the Shares.

The Board believes that the proposed issue is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further Shares representing more than 15% of the Company's share capital during the next 12 months.

2 Resolution 2: Ratification of Previous Securities Issue

In the previous 12 months, the Company has issued equity securities to the parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution 2, the Company seeks from Shareholders approval for, and ratification of, the issues of securities set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Details of the Shares and Options issued are set out in the table below. They comprise 6.42% of the Company's issued share capital.

Listing Rule 7.5 requires the following information to be given to Shareholders:

Date of Issue	Allottee	Issue Price	Number of $0.60 Options exp 7 Dec 2007 Issued	Number of Shares Issued
10-Jan-07	BTG International Ltd	$0.57		452,835
10-Jan-07	Calvin G. Hori IRA	nil	253,550	
10-Jan-07	Mr Laurence Mann	nil		2,917
7-Feb-07	Wasatch Advisors Inc. <Micro Cap Value Fund>	nil	744,800	
7-Feb-07	Wasatch Advisors Inc. <Global Science & Technology Fund>	nil	945,845	
7-Feb-07	Wasatch Advisors Inc. < International Opportunities Fund>	nil	309,355	
7-Feb-07	BTG International Ltd	$0.57		350,878
23-Feb-07	Citicorp Nominees Pty Ltd	nil	322,199	
	TOTAL		**2,572,749**	**806,630**

The Shares were issued on the terms set out in Annexure A to this Explanatory Statement and rank equally with the existing Shares.

The Options are exercisable at $0.60 each on or before 7 December 2007 and were issued on the terms set out in Annexure E to this Explanatory Statement. The Company will not seek official quotation of the Options. The Options were issued for nil consideration as an attachment to Shares placed at $0.50.

The Company has used the funds raised from the above issues to provide working capital to the business of the Company's subsidiaries, QRSciences Pty Ltd, QRSciences Security Pty Ltd and QRSciences Co (USA) and to fund further development of next generation QR technology, management of Intellectual Property and the operations of the company's office located in California USA.

The issue of Shares to Mr Laurence Mann were issued as part of an incentive package as a company consultant.

The Board believes that the ratification of these issues of securities is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolution 2 as it allows the Company to ratify the above issues of Shares and Options and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months. The Chairman intends to vote undirected proxies in favour of this resolution.

3 Resolution 3: Approval of Transaction - Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage LP

On 6 February 2007, ("**Closing Date**") the Company and each of Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage Fund LP entered into the Note and Option Purchase Agreement.

Vision and Platinum Partners are New York-based investment advisers with a particular focus on the small and micro cap market sectors in the United States of America and abroad.

In accordance with the Note and Option Purchase Agreement, the Company issued promissory notes to Vision and Platinum Partners (each a "**Holder**") in the aggregate of $3,801,546.39 as follows:

Holder	Principal Amount of Note
Vision	$2,512,886.60
Platinum Partners	$1,288,659.79

The Notes issued to Vision and Platinum Partners are secured by fixed and floating charges over all of the assets of the Company and its subsidiaries. Further details on the security arrangements are set out below.

The outstanding principal balance of the Notes is payable on the earlier of 6 June 2007 or the date on which a finance facility of at least a $5 million is made available to the Company ("**Maturity Date**"). The Notes bear interest in arrears at 12% per annum, which is payable in cash on the Maturity Date. If an event of default under the Notes occurs, then the interest rate is increased to 15% per annum.

Subject to Shareholder approval being obtained, the Notes are convertible into Shares on the Maturity Date at the option of the Holders. Details on the conversion feature of the Notes is set out below.

In terms of repayment of the Notes and payment of the bridge fees (detailed below), the Company is currently considering a range of debt and equity options. If the Company decides to proceed with a placement in order to raise funds to repay the Notes, then if the price at which this issue is undertaken is less than $0.50 per Share, then this will impact on the conversion price at which the Notes may be converted into Shares (including with respect to the Bridge Fees) and thereby the number of Shares that may be issued to the Holders. Further details on the manner in which the conversion price may be adjusted is set out below.

Given the Company is considering utilising either debt or equity arrangements (or a combination of the two) to repay the Note, the Company is not able to provide any certainty to Shareholders with respect to the final conversion price that will be applicable to the Notes (should the holder elect to convert some or all of the Notes). Accordingly, in calculating the number of Shares that may be issued to the Holders pursuant to the Note and Option Purchase Agreement and the Notes, a range of conversion prices have been used in this Explanatory Statement for illustrative purposes only and the actual conversion price may differ to that set out in this Explanatory Statement with a consequential impact on the number of Shares to be issued.

Under the Notes, the Company is required to pay each Holder a bridge fee equal to 15% of the principal amount of the Note held, on the Maturity Date ("**Bridge Fee**"). Upon Shareholder approval being obtained, each Holder also has the option to receive the Bridge Fee in cash, Shares (at a conversion price of $0.50 (subject to adjustment in accordance with the Notes)) or any combination of the two. The Bridge Fees are payable regardless of whether any event of default occurs under the Notes.

Based on the principal amount outstanding under the Notes specified above, the Company is obliged to pay the following Bridge Fees to the Holders:

Holder	Bridge Fee ($)	Maximum no. of Shares that may be issued as Bridge Fee at a conversion price of $0.30*	Maximum no. of Shares that may be issued as Bridge Fee at a conversion price of $0.40*	Maximum no. of Shares that may be issued as Bridge Fee at a conversion price of $0.50*
Vision	$376,933	1,256,443	942,332	753,866
Platinum Partners	$193,299	644,330	483,247	386,598

*If the Holders elect to receive the Bridge Fees wholly in Shares.

The above table has been prepared on the assumption of the conversion price being either $0.30, $0.40 or $0.50. The actual conversion price applicable on conversion of the Bridge Fees into Shares may vary and accordingly, the number of Shares issued to Vision and Platinum Partners in satisfaction of the Bridge Fees may also vary. For further information on adjustments to the conversion price, please see below.

The Note and Option Purchase Agreement requires that, subject to Shareholder approval, the Company issue the following Options to Vision and Platinum Partners, for no further consideration:

Holder	Class A Options	Class B Options	Class C Options*	Total No. of Options
Vision	2,512,887	2,512,887	4,957,500	9,983,274
Platinum Partners	1,288,660	1,288,660	2,542,500	5,119,820
Total	**3,801,547**	**3,801,547**	**7,500,000**	**15,103,094**

The Class A Options are exercisable at $0.60 on or before the date which is 7 years after their date of issue and will otherwise be issued on the terms and conditions set out in Annexure C. The Class B Options are exercisable at $0.81 on or before the date which is 7 years after their date of issue and will otherwise be issued on the terms and conditions set out in Annexure C. The Class C Options are exercisable at $0.25 on or before the date which is 7 years after their date of issue and will otherwise be issued on the terms and conditions set out in Annexure D.

* This is the maximum number of Class C Options that can vest and are capable of being exercised. In accordance with their terms, the Class C Options vest upon the Company completing a placement of Shares on the following basis:

- if the price of Shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 45 cents but more than 40 cents, 2,500,000 Class C Options;

- if the price of Shares issued under that placement is less than or equal to 40 cents but more than 35 cents, 3,750,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 35 cents but more than 30 cents, 5,000,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 30 dents but more than 25 cents, 6,250,000 Class C Options; or
- if the price of Shares issued under that placement is less than or equal to 25 cents, 7,500,000 Class C Options,

provided that the maximum aggregate number of Class C Options that can vest and be exercised is 7,500,000 Class C Options. Under the Note and Option Purchase Agreement, Vision and Platinum Partners are respectively entitled to 66.1% and 33.9% of the Class C Options that vest in accordance with their terms.

The Class C Options only vest if the Company issues Shares during the currency of the Class C Options at a price below 50 cents (in the numbers set out above but subject to an overall cap of 7,500,000 Class C Options) by way of placement. No Class C Options vest if a placement occurs at a price greater than 50 cents or if the issue is otherwise than by way of placement. Any Class C Options not exercised before their expiry date (being 7 years from their date of issue) will automatically lapse.

The Options will not be quoted on ASX but are transferable.

The purpose of the issue of the Notes was to raise funds to acquire substantially all of the assets of Baxall Australia Pty Ltd, purchase securities that (in the aggregate) will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc. and for working capital and general corporate purposes.

Pursuant to the Agreement and the Notes, if Shareholder approval to the conversion feature of the Notes and to the issue of the Options (and any Shares that may be issuable) to Vision and Platinum Partners is not obtained by 7 May 2007 then an event of default under the Notes will occur and the Company will be required to repay the aggregate amounts of the Notes and $1,000,000 (being liquidated damages) to the Holders (in proportion to the outstanding principal amount of the Notes) as soon as practicable. In addition, the Company will still be required to pay the Bridge Fees on the Maturity Date.

Conversion Feature of the Notes

The Notes provide that the provisions set out in this section do not apply unless and until the Company obtains Shareholder approval, although failure to obtain this approval by 7 May 2007 constitutes an event of default under the Notes.

Subject to Shareholder approval, on the Maturity Date, the outstanding principal balance and any accrued and unpaid interest on the Notes are convertible (in whole or in part) at the option of the Holder into Shares at an initial (but variable) conversion price of $0.50 per Share ("**Conversion Price**"). The Conversion Price is subject to various adjustments which are detailed below.

Assuming that all of the Notes (including all interest) are converted on the Maturity Date, then the Holders will be entitled to the following Shares (depending on the actual Conversion Price applicable - see above).

Holder	**No. of Shares at a conversion price of $0.30**	**No. of Shares at a conversion price of $0.40**	**No. of Shares at a conversion price of $0.50**
Vision	8,711,340	6,533,505	5,226,804
Platinum Partners	4,467,354	3,350,515	2,680,412

The above table has been prepared on the assumption of the conversion price being either $0.30, $0.40 or $0.50. The actual conversion price applicable on conversion of the Notes may vary and accordingly, the number of Shares issued to Vision and Platinum Partners under the Notes may also vary. For further information on adjustments to the conversion price, please see below.

In lieu of any fractional entitlement to Shares upon conversion of the Notes, the Company is required to pay an amount in cash to the Holders cash equal to the fractional entitlement multiplied by the average closing bid price of Shares for the 5 consecutive trading days immediately preceding the relevant conversion date.

On conversion of the Notes, the Company must issue the Shares, to the Holder's Solicitor on behalf of the Holder, together with relevant holding statements, within 3 trading days ("**Delivery Date**"). If the Company fails to issue the Shares by the Delivery Date, then the Company must pay to the Holder, in cash, an amount per trading day until the Shares are issued (together with interest at a rate of 10% per annum on such amount) equal to the greater of:

- 1% of the aggregate principal amount of the Notes requested to be converted for the first 5 trading days after the Delivery Date and 2% of the aggregate principal amount of the Notes requested to be converted for each trading day thereafter; and
- $2,000 per day.

If the Company fails to issue the Shares and holding statements by the Delivery Date and the Holder is required to purchase Shares to deliver in satisfaction of a sale by the Holder of the Shares issuable upon conversion of the Note ("**Purchase Shares**"), then the Company is required to pay the Holder the amount by which the Holder's total purchase price for the Purchase Shares exceeded the total sale price of the Shares and, at the option of the Holder, reinstate the portion of the Note that was not honoured or deliver to the Holder the number of Shares that should have been issued to the Holder on conversion ("**Buy-In Rights**").

Adjustments to the Conversion Price

The Conversion Price is subject to adjustment, which in certain circumstances will result in the Conversion Price being reduced and accordingly if conversion occurs, a greater number of Shares being issued. The adjustment events are as follows:

(a) Subdivisions and Consolidations: If the Company effects a subdivision of its issued capital then the applicable Conversion Price will be proportionately decreased. If the Company effects a consolidation of its issued capital then the applicable Conversion Price will be proportionately increased.

(b) Certain Dividends and Distributions: If the Company makes or issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in Shares, the applicable Conversion Price shall be decreased by multiplying the applicable Conversion Price by the following fraction:

$$\frac{\text{Total no. of Shares on issue at time of issuance or record date}}{\text{Total no. of Shares on issue at time of issuance or record date + No. of Shares issuable in payment of such dividend or distribution}}$$

(c) Other Dividends and Distributions: If the Company makes or issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in other than Shares, then an appropriate revision to the applicable Conversion Price will be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder receives, on conversion of the Note, the proceeds of such dividend or distribution that they would have received had the Note been converted immediately before the record date.

If the Company makes a pro rata bonus issue of Shares to its Shareholders, the Holder is entitled to receive, on conversion of the Note, the additional Shares it would have been entitled to had the Note been converted immediately before the relevant record date.

(d) Reclassification, Exchange or Substitution: If the Shares are changed to the same or different number of shares of any class or classes of shares whether by reclassification, exchange, substitution or otherwise (other than by subdivision, consolidation or dividends (see paragraphs (a), (b) and (c)) or reorganisation, merger, consolidation or sale of assets (see paragraph (e)), an appropriate revision to the applicable Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder has the right to convert the Note into the kind and amount of shares and other securities receivable upon reclassification, exchange, substitution or other change by holders of the number of Shares into which the Note might have been converted immediately prior to such change.

(e) Reorganisation, Merger, Consolidation or Sales of Assets: If there is a capital reorganisation of the Company (other than by subdivision, consolidation or share dividends (see paragraphs (a), (b) and (c)) or reclassification, exchange or substitution (see paragraph (d)) or a merger or consolidation of the Company with another company (where the Shareholders immediately prior to such change do not own more than 50% of the merged entity) or the sale of all (or substantially all) of the Company's assets, if the surviving entity is an ASX-listed company or has stock registered under the U.S. Securities Exchange Act of

1934 and such stock is quoted on a U.S. national exchange or the OTC Bulletin Board, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so the Holder has the right to convert the Note into the kind and amount of shares or securities of the Company or any successor corporation resulting from the change, but if the surviving entity is not such a public company as described above, then the Holder has the right to accelerate the Maturity Date in accordance with the terms of the Notes.

(f) Issuance of Additional Shares: If the Company issues additional Shares (other than as provided in paragraphs (a) to (e) or pursuant to existing convertible securities in the Company) at a price per Share less than the Conversion Price, the applicable Conversion Price shall be reduced to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(g) Stock Equivalents: If the Company issues securities convertible into Shares ("**Convertible Securities**") under which the price to acquire a Share is less than Conversion Price, the applicable Conversion Price shall be adjusted to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(h) Consideration for Stock: If Shares or Convertible Securities are issued:

(i) in connection with any merger or consolidation in which the Company is the surviving entity (other than where the Shares are changed or exchanged for shares of another corporation), the amount of consideration for those securities shall be deemed to be the fair value of such portion of the assets and business of the non-surviving corporation as the board determines to be attributable to such Shares or Convertible Securities; or

(ii) in the event of any merger or consolidation of the Company in which the Company is not the surviving entity or where Shares are changed into or exchanged for shares of another corporation, or the sale of all (or substantially all) of the assets of the Company for shares of another corporation, the Company is deemed to have issued a number of Shares for shares of the other corporation calculated on the basis of the actual exchange ratio on which the transaction was predicated and for a consideration equal to the fair market value of shares of the other corporation. If any such calculation results in adjustment of the Conversion Price or the number of Shares issuable upon conversion of the Notes, the determination of the applicable Conversion Price or the number of Shares issuable on conversion immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Shares issuable upon conversion of the Notes.

Acceleration of repayment of the Notes

The Company is not required to adjust the Conversion Price in connection with:

(a) securities issued (other than for cash) in connection with a merger, acquisition or consolidation;

(b) securities issued pursuant to the conversion or exercise of existing convertible securities issued;

(c) securities issued in connection with standard, non-convertible debt transactions;

(d) Shares issued or the issuance of options to acquire Shares pursuant to the Company's existing share option plans and employee share purchase plans up to an aggregate of 10% of the number of Shares on issue as at 6 February 2007; and

(e) an aggregate of up to 100,000 Shares or Options which are issued to consultants or advisors that are not retained primarily for the purpose of raising capital and that such securities are not issued to an entity whose primary business is investing in securities.

In certain circumstances, each Holder has the right to accelerate the payment of the Notes:

(a) upon certain events of default under the Notes or the occurrence of a "major transaction", being:

    (i) the consolidation, merger or other business combination of the Company with or into another person or a consolidation, merger or other business combination in which the Shareholders immediately prior to the transaction continue to hold the voting power necessary to elect a majority of the Board;

    (ii) the sale or transfer of more than 50% of the Company's assets (other than in the ordinary course of business);

    (iii) closing of an offer made to more than 50% of the Shares in which more than 50% of the Shares were accepted; or

    (iv) a change in more than 50% of the current members of the Board,

    each Holder has the right to require the Company to prepay in cash all or a portion of its Note at a price equal to 110% of the principal amount of its Note plus all accrued and unpaid interest applicable at the time; and

(b) after a "triggering event", being:

    (i) the suspension from listing or the failure of the Shares to be listed on ASX for a period of 10 consecutive trading days;

    (ii) the Company's notice to the Holders of its inability to comply or its intention not to comply with requests for conversion of the Notes into Shares;

(iii) the Company's failure to comply with a conversion notice within 10 trading days after receipt of such notice;

(iv) the Company deregisters its Shares and as a result the Shares are no longer publicly tradeable; or

(v) the Company breaches any representation, warranty, covenant or other term or condition of the Agreement, the Notes or other related document (except to the extent that such breach would not have a material adverse effect and if the breach is curable, if the breach continues for a period of at least 20 business days),

each Holder has the right to require the Company to prepay all or a portion of its Note at a price equal to 120% of the principal amount of its Note plus all accrued and unpaid interest applicable at the time.

The Company may, by at least 30 days written notice to the Holders, redeem each Note, in whole or in part. This does not prevent conversion of the Note by the Holder at any time prior to 5 days before the redemption date.

If, on receipt of a conversion notice, the Company cannot issue the Shares required to be issued for any reason, then the Company must issue as many Shares as it is can, and with respect to the unconverted portion of the Note, the Holder can elect to:

(a) require the Company to prepay that portion of the Note at a price per Share equal to 120% of the principal amount of the Note plus all accrued and unpaid interest applicable at the time;

(b) void its conversion notice and retain or have returned the Note that was to be converted;

(c) exercise its Buy-In rights in accordance with the terms of the Note.

Upon Shareholder approval being obtained, the conversion feature of the Notes (which include all provisions detailed in this section) will become operative.

Other Material Terms of the Note and Option Purchase Agreement

Pursuant to the Note and Option Purchase Agreement, the Company provided standard representations and warranties and made standard covenants for an agreement of this nature, for the benefit of each Holder.

The Company has also provided an indemnity to the Holders (and associated persons) from all losses incurred by the Holders as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company under the Note and Option Purchase Agreement.

The Company is required to use the net proceeds from the issue of the Notes to:

(a) acquire substantially all of the assets of Baxall Australia Pty Ltd; and

(b) purchase securities, that, in the aggregate, will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc.,

and the balance of the net proceeds for working capital and general corporate purposes, but not to redeem any Shares or securities convertible into Shares or to settle any outstanding litigation.

In accordance with the Note and Option Purchase Agreement, each of the Directors, the Company Secretary and a former director of the Company have entered into a lock-up agreement ("**Lock-up Agreements**"), which restricts the manner in which such persons may sell, transfer or dispose of their Shares. In particular, the Lock-Up Agreements provide that these persons will not, without the prior written consent of Vision, dispose or otherwise deal with their respective securities in the Company for the period from the Closing Date to 90 days after the Maturity Date.

Other Material Terms of the Notes

The obligations of the Company under the Notes issued to Vision and Platinum Partners are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum Partners and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum Partners. Further details on these security agreements are set out below.

The Notes may be transferred, sold, pledged, hypothecated or otherwise granted as security by the Holder. The Note may be modified by agreement between the Company and the Holders of more than 50% of the aggregate outstanding principal amount of the Notes. However, certain amendments may not be made without the consent of each Holder affected.

The occurrence of any of the following events is an "event of default" under the Notes:

(a) the Company fails to make any principal or interest payments on the due dates;

(b) the Company fails to obtain Shareholder approval to the conversion features of the Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of section 611 of the Corporations Act by 7 May 2007;

(c) the suspension from listing or failure of the Shares to be listed or quoted on ASX for a period of 7 consecutive trading days;

(d) the Company's notice to the Holder of its inability to comply or its intention not to comply with proper requests for conversion of the Note at any time after the relevant Shareholder approvals have been obtained;

(e) the Company fails to deliver a holding statement to the Holder's Solicitor with respect to Shares issued on conversion of the Note within 5 business days of the issue of the relevant conversion notice, or the Company fails to make the payment of any fees and/or liquidated damages payable under the Note or the Note and Option Purchase Agreement, which failure is not remedied within 7 business days of the due date for such payments and such default is not fully

cured within 2 business days after the Holder provides written to the Company of the occurrence thereof;

(f) default is made in the performance of the Note, the Note and Option Purchase Agreement, the other Notes or any other transaction document and such default is not fully cured within 5 business days after the Holder provides written notice to the Company of the occurrence thereof;

(g) any representation or warranty made by the Company in the Note and Option Purchase Agreement, the other Notes or any other transaction documents prove to have been false or incorrect or breached in a material respect and the Holder provides notice to the Company of the occurrence thereof;

(h) the Company defaults in any payment of any amount on any indebtedness (other than under the Note) or in the performance of any other condition relating to any indebtedness the result of which is to cause such indebtedness to become due prior to its state maturity;

(i) an insolvency event occurs in respect of the Company; or

(j) the failure of the Company to file an Appendix 3B with ASX in respect of the Notes, the Options, the Shares to be issued on conversion of the Notes and the Shares to be issued on exercise of the Options and a section 708A cleansing notice in respect of the Shares within the applicable time periods;

(k) the failure of the Company to pay any amounts due to the Holder under the Notes or any other transaction document within 7 business days of the due date and such default is not fully cured within 2 business days after the Holder provides written notice to the Company of the occurrence thereof; or

(l) the occurrence of an event of default under the other Notes.

If an event of default under a Note occurs, the Holder may:

(a) declare the entire unpaid principal balance of the Note (together with all accrued interest) due and payable, however these amounts automatically become due and payable upon an event of default described in paragraph (b) or (i) above;

(b) in respect of events of default described in paragraphs (c) – (h) and (j) – (l) above, demand the acceleration of the Note in accordance with the terms of the Note (detailed above);

(c) demand that the principal amount of the Note outstanding shall be converted into Shares at the Conversion Price (subject to adjustment); or

(d) exercise or otherwise enforce its rights, powers, and remedies under the transaction documents or applicable law.

Where the Company fails to obtain Shareholder approval to the conversion features of the Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of section 611 of the Corporations Act by 7 May 2007,

then the Holder is entitled to demand its proportionate share of $1,000,000 which the parties have agreed are appropriate liquidated damages.

In the event that an event of default occurs and both Holders elect to exercise their right to demand that the outstanding principal amount under the Notes be converted into Shares, the Holders will be entitled to the following Shares:

Holder	No. of Shares at a conversion price of $0.30	No. of Shares at a conversion price of $0.40	No. of Shares at a conversion price of $0.50
Vision	8,376,289	6,282,217	5,025,773
Platinum Partners	4,295,533	3,221,649	2,577,320

If the event of default is the failure to obtain the required Shareholder approval and the Company therefore cannot issue these Shares, then this right of conversion cannot be exercised and the amounts owing must be repaid.

The above table has been prepared on the assumption of the conversion price being either $0.30, $0.40 or $0.50. The actual conversion price applicable on conversion of the Notes may vary and accordingly, the number of Shares issued to Vision and Platinum Partners under the Notes may also vary.

Other material terms of the Notes are as follows:

(a) Taxes: the Company shall pay all issue taxes of the Holder that may be payable in respect of conversion of the Note, excluding United States federal, state or local income taxes of the Holder and any transfer taxes resulting from a transfer request by the Holder;

(b) Fractional Shares: no fractional Shares shall be issued upon conversion of a Note. In lieu of fractional shares to which the Holder would otherwise be entitled, the Company shall pay a cash equivalent; and

(c) Regulatory Compliance: the Company is required to secure registration, listing or approval from the relevant authorities for the conversion of the Note and issue of Shares.

Security Agreements

As set out above, the obligations of the Company under the Notes issued to Vision and Platinum Partners are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum Partners and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum Partners.

Pursuant to the security agreements, the Company and its subsidiaries provided a fixed and floating charge over all of its assets and undertaking to secure the payment of all debts and monetary liabilities owed to Vision and Platinum Partners under the specific security agreement, the Note and Option Purchase Agreement and the Notes ("**Secured**

Moneys") and the performance of all obligations and liabilities of the Company under those documents.

Under the security agreement between the Company, Vision and Platinum Partners, the Company has also assigned all of its rights in the royalty agreement dated 23 May 2006 between the Company, QR Sciences Pty Ltd, QRSciences Corp, Quantum Magnetics Inc and GE Security, Inc by way of legal mortgage to Vision and Platinum Partners for the purpose of securing the payment of the Secured Moneys.

The security agreements are otherwise on terms and conditions that are standard for documents of this nature.

Corporations Act – Item 7 of Section 611

The Corporations Act prohibits a person acquiring a relevant interest in the issued voting shares of a company if, because of the acquisition, that person or another person's voting power in the company increases to more than 20%.

By virtue of Vision and Platinum Partners' conversion rights pursuant to the Notes, Note and Option Purchase Agreement (with respect to the Bridge Fees) and the Options ("**Allotment**"), each of Vision and Platinum Partners may exceed the 20% threshold referred to above.

Section 611 of the Corporations Act sets out certain exceptions to this general prohibition.

Relevant to the acquisition of Shares by Vision and Platinum Partners, item 7 of section 611 of the Corporations Act provides a mechanism by which shareholders may approve an issue of shares in a company to a person which would result in that person's voting power in the company, or in the voting power of the person's Associates, increasing to more than 20%.

As each of Vision and Platinum Partners may, as a result of the Allotment, have a relevant interest in more than 20% of all ordinary shares in the Company, Shareholder approval is sought.

In order for the Company to comply with the requirements of the Corporations Act (as viewed by the ASIC under ASIC Policy Statement 74), the Company provides the following information to Shareholders in relation to the proposed Share issue and the intentions of each of Vision and Platinum Partners.

Independent Expert's Report

The Company has commissioned an Independent Expert's Report to address the fairness and reasonableness of the Allotment.

BDO Consultants (WA) Pty Ltd) concluded that the Allotment to Vision and Platinum Partners is reasonable although not fair to non-associated Shareholders.

The Company strongly recommends that you read the report in full. A copy of the report accompanies this Notice of Meeting.

Other information

The Company is also required to provide the following information to Shareholders in relation to the proposed Allotment to each Holder.

(a) **Identity of the persons proposing to make the acquisition of Shares and their Associates and any person who will have a relevant interest in the Shares to be allotted**

Approval is sought in relation to the Allotment to Vision and Platinum Partners as detailed in this Explanatory Statement.

Vision and Platinum Partners are New York-based investment advisers with a particular focus on the small and micro cap market sectors in the United States of America and abroad.

The Company has been advised that for the purposes of the transaction the subject of Resolution 3, Vision and Platinum Partners are Associates and that neither Vision nor Platinum Partners have any other Associates.

The Company has also been advised that:

- Adam Benowitz will have a relevant interest in the Shares which are to be allotted to Vision on the basis that Mr Benowitz is Vision's portfolio manager and has sole decision-making authority with respect to how to vote and dispose of shares held by Vision;
- Mark Nordlicht will have a relevant interest in the Shares which are to be allotted to Platinum Partners on the basis that Mr Nordlicht is the managing member of the General Partner of Platinum Partners; and
- neither Mr Benowitz or Mr Nordlicht have any Associates and accordingly, Mr Benowitz will not have voting power with respect to Shares in which Platinum Partners has an interest and Mr Nordlicht will not have voting power with respect to Shares in which Vision has an interest.

(b) **The maximum extent of the increase in each Holder's voting power in the Company that would result from the acquisition and the voting power each Holder would have as a result of the acquisition**

Vision currently holds a relevant interest in 1,946,254 Shares. This relevant interest arises due to the Lock-up Agreements entered into by the Directors, the Company Secretary and a former director of the Company (detailed above) which require that the consent of Vision is obtained prior to these persons disposing or otherwise dealing with their Shares for the period from the Closing Date to 90 days after the Maturity Date. In addition, Mr Benowitz (Vision's portfolio manager) has a relevant interest in these Shares for the reasons set out above.

Neither Platinum Partners or Mr Nordlicht currently hold or otherwise have a relevant interest in any Shares (or other instruments capable of conversion into Shares).

If the Allotment is approved and assuming:

- full conversion occurs under the Notes;
- the Holders elect to receive the Bridge Fees entirely in Shares; and
- all of the Class C Options vest and the Holders exercise all of the Options,

then the voting power of Vision and Platinum Partners in the Company will be as follows:

Holder	Current voting power	Voting power and maximum increase in voting power[1]	Voting power and maximum increase in voting power[2]	Voting power and maximum increase in voting power[3]
Vision	3.89%	40.53%	37.74%	35.93%
Platinum Partners	3.89%	40.53%	37.74%	35.93%

[1] Assuming a conversion price under the Notes of $0.30.
[2] Assuming a conversion price under the Notes of $0.40.
[3] Assuming a conversion price under the Notes of $0.50.

Mr Benowitz, Vision's portfolio manager, currently has voting power in the Company of 3.89%. Mr Benowitz has a relevant interest in the Shares in which Vision has a relevant interest in, including those the subject of the Allotment to Vision, and therefore will have voting power with respect to these Shares.

Mr Nordlicht, the managing member of the General Partner of Platinum Partners, currently has no voting power in the Company. Mr Nordlicht has a relevant interest in the Shares in which Platinum Partners has a relevant interest in, including those the subject of the Allotment to Platinum Partners, and therefore will have voting power with respect to these Shares.

Therefore, if the Allotment is approved and assuming:

- full conversion occurs under the Notes;
- the Holders elect to receive the Bridge Fees entirely in Shares; and
- all of the Class C Options vest and the Holders exercise all of the Options,

then the voting power of Mr Benowitz and Mr Nordlicht in the Company will be as follows:

Holder	Current voting power	Voting power and maximum increase in voting power[1]	Voting power and maximum increase in voting power[2]	Voting power and maximum increase in voting power[3]
Mr Benowitz	3.89%	26.04%	24.16%	22.95%
Mr Nordlicht	0.0%	14.48%	13.57%	12.98%

[1] Assuming a conversion price under the Notes of $0.30.
[2] Assuming a conversion price under the Notes of $0.40.
[3] Assuming a conversion price under the Notes of $0.50.

The above calculations of voting power are prepared on a fully diluted basis and assuming that no other Shares and options to acquire Shares are issued or exercised.

The actual conversion price under the Notes may in fact be lower than the examples set out above and may result in further Shares being issued to Vision and Platinum Partners and a corresponding increase in the voting power of Vision, Platinum Partners, Mr Benowitz and Mr Nordlicht. For further information on adjustments to the conversion price, please see above.

(c) **The maximum extent of the increase in the voting power of each Holder's Associates that would result from the acquisition and the voting power that each Holder's Associates would have as a result of the acquisition**

As noted above, the Company has been advised that for the purposes of the transaction the subject of Resolution 3, Vision and Platinum Partners are Associates and neither Mr Benowitz or Mr Nordlicht have any Associates.

The following calculations of voting power assume:

- full conversion occurs under the Notes;
- the Holders elect to receive the Bridge Fees entirely in Shares; and
- all of the Class C Options vest and the Holders exercise all of the Options.

Associates of Vision				
Name of Associate	**Current Voting Power**	**Voting power and maximum increase in voting power[1]**	**Voting power and maximum increase in voting power[2]**	**Voting power and maximum increase in voting power[3]**
Platinum Partners	3.89%	40.53%	37.74%	35.93%

[1] Assuming a conversion price under the Notes of $0.30.
[2] Assuming a conversion price under the Notes of $0.40.
[3] Assuming a conversion price under the Notes of $0.50.

Associates of Platinum Partners				
Name of Associate	**Current Voting Power**	**Voting power and maximum increase in voting power[1]**	**Voting power and maximum increase in voting power[2]**	**Voting power and maximum increase in voting power[3]**
Vision	3.89%	40.53%	37.74%	35.93%

[1] Assuming a conversion price under the Notes of $0.30.
[2] Assuming a conversion price under the Notes of $0.40.
[3] Assuming a conversion price under the Notes of $0.50.

These calculations of voting power are prepared on a fully diluted basis and assuming that no other Shares and options to acquire Shares are issued or exercised.

The actual conversion price under the Notes may in fact be lower than the examples set out above and may result in further Shares being issued to Vision and Platinum Partners and a corresponding increase in those parties' and their Associates' voting power. For further information on adjustments to the conversion price, please see above.

(d) Identity, associations with each Holder (and with any of its Associates) and qualifications of any person who is intended to or will become a director if Shareholders agree to the Allotment

There is no person who is intended to or will become a Director if the Shareholders agree to the Allotment.

All of the existing Directors will continue on the Board of the Company. Other than in their capacity as Shareholders, all of the Directors do not consider that they are interested in this resolution.

(e) Statement of each Holder's intentions regarding the future of the Company if Shareholders agree to the Allotment

Both Vision and Platinum Partners are passive investors in the Company with no intention to change the business of the Company, to influence the future employment of present employees, to make any proposals whereby any property will be transferred between the Company and Vision or Platinum Partners or any other persons associated with them or to otherwise deploy the fixed assets of the Company.

(f) Terms of the proposed Allotment and any other contract or proposed contract between each Holder and the Company or any of their Associates which is conditional upon, or directly or indirectly dependent on, Shareholders' agreement to the Allotment

Details of the proposed Allotment are set out above in this Explanatory Statement.

In the event Shares are issued to Vision and Platinum Partners, these Shares issued will rank equally with existing Shares. The terms of such Shares are summarised in Annexure A to this Explanatory Statement.

There are no contracts or proposed contracts between each of Vision and Platinum Partners and the Company or any of their Associates which are conditional on, or directly or indirectly, dependent on, Shareholders approving the Allotment.

(g) When the Allotment is to be made

Subject to Shareholder approval to Resolution 3 being obtained, conversion of the Notes can occur under the terms of the Notes on the Maturity Date (as defined above) at the election of the relevant Holder.

Upon obtaining Shareholder approval under this resolution 3, in accordance with the terms of the Notes, each Holder may elect to receive the Bridge Fee in Shares or in any combination of Shares and cash. The Bridge Fee is payable by the Company on the Maturity Date.

The Company must issue the Options specified above to each of Vision and Platinum Partners within 5 days of obtaining Shareholder approval under this resolution 3. The Options (other than the Class C Options) are exercisable at any time on or before their relevant expiry dates (as specified above). Details of Vision and Platinum Partners' entitlement to exercise the Class C Options and their expiry date are set out above.

As detailed above, subject to Shareholder approval, upon an event of default occurring under the Notes, the Holders may demand conversion of the Notes.

Further details of the proposed Allotment are set out above in this Explanatory Statement.

(h) An explanation of the reasons for the proposed Allotment

Through the issue of Notes to Vision and Platinum Partners, the Company raised an aggregate of $3,801,546.39 for the purposes of acquiring the assets of Baxall Australia Pty Ltd and securities that will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc. and for working capital and general corporate purposes.

The proposed Allotment represents the capitalisation, at the election of the Holders, of the funds outstanding under the Notes (together with interest and associated fees) and the issue of Shares to the Holders should the Options issuable in accordance with the Note and Option Purchase Agreement be exercised.

(i) The interests of the Directors in the resolution

None of the Directors have any association with either Vision or Platinum Partners (or any of their Associates) and other than as Shareholders, do not consider that they are interested in this resolution.

Details of the interests of each Director in securities of the Company are set out below.

Director	Number of Shares	Number of options to acquire Shares
Kevin Russeth	1,406,250	Nil
Norman Shanks	120,000	Nil
Joseph Paresi	Nil	Nil
Bob Halverson	70,000	Nil
Ray Schoer	60,000	Nil

As noted above, the Directors, the Company Secretary and a former director of the Company, have entered into the Lock-up Agreements, which provide that these persons will not, without the prior written consent of Vision, dispose or otherwise deal with their respective securities in the Company for the period from the Closing Date to 90 days after the Maturity Date.

(j) The identity of Directors who approved or voted against the proposal

All of the Directors approved the proposal to put Resolution 3 to Shareholders and the relevant information memorandum because the proposed resolution is beneficial for the Company and recommends Shareholders vote in favour of the resolution.

The resolution:

- allows relief from paying Liquidated Damages of an aggregate of $1,000,000 to Vision and Platinum;
- defers of payment of the principal amount outstanding under the Notes to 6 June 2007;
- provides the potential for injection of further funds through the exercise of Options to be issued to Vision and Platinum Partners; and
- improves the cash flows of the Company through conversion of debt into equity.

(k) The recommendation of each Director as to whether non-associated shareholders should agree to the Allotment and the reasons for that recommendation

All of the Directors recommend that the non-associated Shareholders vote in favour of the resolution because the proposed resolution is beneficial for the Company and recommends Shareholders vote in favour of the resolution .

(l) Each Holder's intention to change significantly the financial or dividend policies of the Company

Each of Vision and Platinum Partners has no intention to change significantly the financial or dividend policies of the Company.

(m) Whether the proposal is fair and reasonable

BDO Consultants (WA) Pty Ltd have concluded that the proposal is "reasonable although not fair" to the non-associated Shareholders.

The Directors have concluded that although BDO Consultants (WA) Pty Ltd have concluded that the proposal is "reasonable although not fair" to the non-associated Shareholders. The proposed resolution is beneficial for the Company and recommends Shareholders vote in favour of the resolution.

The Directors recommend that you read the Independent Expert's Report (accompanying this Notice of Meeting) in full.

ASX Listing Rules

Conversion Feature of the Notes

Listing Rule 7.1 provides generally that a company may not issue equity securities, including securities which are convertible into equity securities, equal to more than 15% of the company's issued share capital in any 12 month period without obtaining shareholder approval.

The conversion feature of the Notes (including the default conversion feature) renders the Notes "equity securities" for the purposes of the ASX Listing Rules. The issue of the Notes to Vision and Platinum Partners equals approximately 14.25% of the Company's fully-diluted share capital assuming no further issues of securities by the Company

(other than the Shares proposed to be issued pursuant to Resolution 1 and assuming a conversion price of $0.50 pursuant to the Notes). Accordingly, Resolution 3 seeks the approval of Shareholders under Listing Rule 7.1 to the Notes.

Details of the Notes and the terms of issue of the Notes are detailed above. The Company will not apply for Official Quotation of the Notes on ASX.

In accordance with the terms of the Notes, immediately upon Shareholder approval being obtained, the conversion feature of the Notes will become operative.

Details of the funds raised from the issue of the Notes is set out above.

Options

The issue of the Options to Vision and Platinum Partners under the Note and Option Purchase Agreement will be equal to approximately 18.84% of the Company's fully-diluted share capital assuming no further issues of securities by the Company (assuming that all of the Class C Options vest in accordance with their terms). Accordingly, Resolution 3 also seeks the approval of Shareholders under Listing Rule 7.1 to the issue of these Options.

The maximum number of Options that may be acquired by Vision and Platinum Partners under Resolution 3, the issue price and terms of issue of the Options is detailed above. The Company will not apply for Official Quotation of the Options on ASX.

In accordance with the Agreement, the Options will be allotted and issued within 5 days after Shareholder approval is obtained and allotment will occur on one date.

No funds will be raised from the issue of these Options. In the event that these Options are exercised, the Company will receive funds which will be used for general working capital.

Conversion Rights in respect of the Bridge Fees

As noted above, upon Shareholder approval being obtained, each Holder has the option to receive the Bridge Fee in Shares or in any combination of cash and Shares ("**Conversion Rights**"). Accordingly, resolution 3 also seeks the approval of Shareholders under Listing Rule 7.1 to the Conversion Rights.

The Conversion Rights, assuming the Bridge Fees are fully converted into Shares, represent approximately 2.12% of the Company's fully-diluted share capital assuming no further issues of securities by the Company assuming a conversion price of $0.50 pursuant to the Conversion Rights).

Details of the Conversion Rights and the Bridge Fees are set out above.

In accordance with the terms of the Note and Option Purchase Agreement, immediately upon Shareholder approval being obtained, the Conversion Rights will become operative.

No funds will be raised from the Conversion Rights as they relate to the Bridge Fees which are payable by the Company pursuant to the Note and Option Purchase Agreement.

Glossary

In this Explanatory Statement, the following terms have the following unless the context otherwise requires:

$ or **dollar**	Australian dollar
Annexure	annexure to this Explanatory Statement
ASIC	Australian Securities and Investments Commission
Associate	has the same meaning as in the Corporations Act
ASX	ASX Limited ABN 98 008 624 691
ASX Listing Rules or **Listing Rules**	listing rules of ASX
Board	Board of Directors
Chairman	Chairman of the Company
Company	QRSciences Holdings Limited ABN 27 009 259 876
Company Secretary	the secretary of the Company
Constitution	constitution of the Company
Corporations Act	Corporations Act 2001 (Cth)
Director	director of the Company
Holder	each of Vision and Platinum Partners
Holder's Solicitor	Steinepreis Paganin
Note	secured promissory note issued by the Company to each of Vision and Platinum Partners in accordance with the Note and Option Purchase Agreement
Note and Option Purchase Agreement	the Note and Option Purchase Agreement dated 6 February 2007 between the Company and Vision and Platinum Partners
Option	option to subscribe for a Share
Platinum Partners	Platinum Partners Value Arbitrage Fund LP

Series A Option	option to subscribe for a Share, exercisable at $0.60 on or before the date which is 7 years after their date of issue and otherwise on the terms and conditions set out in Annexure B
Series B Option	option to subscribe for a Share, exercisable at $0.81 on or before the date which is 7 years after their date of issue and otherwise on the terms and conditions set out in Annexure C
Series C Option	option to subscribe for a Share, exercisable at $0.25 on or before the date which is 7 years after their date of issue and otherwise on the terms and conditions set out in Annexure D
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company
Vision	Vision Opportunity Master Fund, Ltd.

Annexure A

Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by Listing Rules and ASTC Settlement Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and Listing Rules.

Annexure B

Terms of Series A Options – Resolution 3

The material terms of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on the date which is 7 years after their issue (Option Expiry Date). Options not exercised on or before the Option Expiry Date will automatically lapse;

(b) the exercise price of each Option will be 60 cents each;

(c) the Options may be exercised wholly or in part by completing an application form for Shares (Notice of Exercise) delivered to the Company's Share Registry and received by it any time prior to the Option Expiry Date;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares of the Company. The Company will apply to ASX to have the Shares granted official quotation;

(e) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(f) the Options will not be listed on ASX but are transferable;

(g) any Notice of Exercise received by the Company's share registry on or prior to the Option Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event the Company proceeds with a pro rata issue (except a bonus issue) of Shares to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(j) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Option Expiry Date, all rights of an option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(k) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

Annexure C

Terms of Series B Options – Resolution 3

The material terms of the Options are as follows:

(a) the Options will be exercisable at any time prior to 5.00pm WST on the date which is 7 years after their issue (Option Expiry Date). Options not exercised on or before the Option Expiry Date will automatically lapse;

(b) the exercise price of each Option will be 81 cents each;

(c) the Options may be exercised wholly or in part by completing an application form for Shares (Notice of Exercise) delivered to the Company's Share Registry and received by it any time prior to the Option Expiry Date;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares of the Company. The Company will apply to ASX to have the Shares granted official quotation;

(e) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(f) the Options will not be listed on ASX but are transferable;

(g) any Notice of Exercise received by the Company's share registry on or prior to the Option Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(h) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(i) in the event the Company proceeds with a pro rata issue (except a bonus issue) of Shares to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(j) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Option Expiry Date, all rights of an option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(k) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

Annexure D

Terms of Series C Options – Resolution 3

The material terms of the Options are as follows:

(a) subject to (c) below, the Options will be exercisable at any time prior to 5.00pm WST on the date which is 7 years after their issue (Option Expiry Date). Options not exercised on or before the Option Expiry Date will automatically lapse;

(b) subject to (c) below, the exercise price of each Option will be 25 cents each;

(c) the Options will vest upon the Company completing a placement of Shares on the following basis:

  (i) if the price of shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 Options;

  (ii) if the price of shares issued under that placement is less than or equal to 45 cents but more than 40 cents, 2,500,000 Options;

  (iii) if the price of shares issued under that placement is less than or equal to 40 cents but more than 35 cents, 3,750,000 Options;

  (iv) if the price of shares issued under that placement is less than or equal to 35 cents but more than 30 cents, 5,000,000 Options;

  (v) if the price of shares issued under that placement is less than or equal to 30 cents but more than 25 cents, 6,250,000 Options; or

  (vi) if the price of shares issued under that placement is less than or equal to 25 cents 7,500,000 Options,

provided that the maximum aggregate number of Options that can vest in accordance with these terms is 7,500,000 Options

So for the avoidance of doubt, if a placement is made for example at 30 cents, 6,250,000 Options would vest but if a further placement is subsequently made at 25 cents, only 1,250,000 would vest.

(d) the Options which vest in accordance with paragraph (c) may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's Share Registry and received by it any time prior to the Option Expiry Date;

(e) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares of the Company. The Company will apply to ASX to have the Shares granted official quotation and will issue a cleansing statement in accordance with section 708 of the Corporations Act within the prescribed time frame in respect to the exercise of the Options;

(f) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(g) the Options will not be listed on ASX but are transferable;

(h) any Notice of Exercise received by the Company's share registry on or prior to the Option Expiry Date will be deemed to be a Notice of Exercise as at the last Business Day of the month in which such notice is received;

(i) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to Shareholders during the currency of the Options. Prior to any new pro rata issue of securities to Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(j) in the event the Company proceeds with a pro rata issue (except a bonus issue) of Shares to the holders of Shares after the date of issue of the Options, the exercise price of the Options will be adjusted in accordance with the formula set out in ASX Listing Rule 6.22.2;

(k) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Option Expiry Date, all rights of an option holder are to be changed in a manner consistent with the ASX Listing Rules; and

(l) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

Annexure E

Terms of and Conditions of Options – Resolution 1

Exercise Date

The options are exercisable wholly or in part at any time before 5.00 pm WST on 7 December 2007. Options not exercised by that date shall lapse.

Exercise Price

Each option shall entitle the optionholder to acquire one Share upon payment of the sum of $0.60 per option to the Company.

Notice of Exercise

Each option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of a option received by the Company will be deemed to be a notice of the exercise of that option as at the date of receipt.

Quotation of Options and Shares on Exercise

No application will be made to ASX for Official Quotation of the options. Application will be made to ASX for Official Quotation of the Shares issued on exercise of options. The options are transferable as the optionholder thinks fit.

Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the options and optionholders will not be entitled to participate in new issues of securities offered to the Company's shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their options before the date for determining entitlements to participate in any issue.

Shares allotted on Exercise

Shares allotted pursuant to the exercise of options will be allotted following receipt of all the relevant documents and payments and will rank equally with all other Shares.

Reorganisation of Share Capital

In the event of a reorganisation of the issued capital of the Company, the rights of the optionholder will be changed to the extent necessary to comply with the ASX Listing Rules applying to a re-organisation of capital at the time of the re-organisation.

Bonus Issues

If, from time to time, before the expiry of the options the Company makes a pro rata issue of Shares to shareholders for no consideration, the number of Shares over which a option is exercisable will be increased by the number of Shares which the optionholder would have received if the option had been exercised before the date for calculating entitlements to the pro rata issue.

QRSciences Holdings Limited

ABN 27 009 259 876

Proxy Form

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of QRSciences Holdings Limited to be held at The Royce Hotel, 379 St Kilda Road, Melbourne, Victoria on 7 May 2007 at 10 am EST and at any adjournment of that meeting.

☞ ☐ IMPORTANT

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

Special Business		For	Against	Abstain*
Resolution 1.	Approval of Issue of Shares	☐	☐	☐
Resolution 2.	Ratification of Previous Securities Issue	☐	☐	☐
Resolution 3.	Approval of Transaction - Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage Fund LP	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)

If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
☐	☐	☐
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Darren Bromley on (08) 9358 5011 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate is either included in the Notice of General Meeting or may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. ie. no later than 10 am EST on 5 May 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at 8-10 Hamilton Street, Cannington WA 6106 or sent by facsimile to the registered office on (08) 9358 5022.

Fair Market Value Analysis
Of a Controlling Interest in the Intangible Assets
Of QRSciences Holdings Limited
As requested by: BDO Consultants (WA) Pty Ltd

As of
February 22, 2007

Final Report

Prepared by:
Cottingham Management Company, LLC

March 1, 2007

BDO Consultants (WA) Pty Ltd
March 1, 2007

Introduction

In response to the request from BDO Consultants (WA) Pty Ltd., Cottingham Management Company, LLC ("Cottingham") has prepared an opinion of the fair value of the Intangible Assets (the "Assets") of QRSciences Holdings Limited (the "Company" or "QRS") on a marketable, controlling interest basis as of February 22, 2007, the Valuation Date ("DOV").

This report has been prepared to assist management with financial reporting requirements in accordance with Australian Accounting Standard AASB 136 (the "Standard"). This Report outlines our analysis and renders our conclusion of value only for the Assets at the DOV and in compliance with the Standard. No other purpose is intended nor should be inferred.

Fair Value is defined by the Standard as the amount obtainable from the sale of an asset (or cash-generating unit) in an arm's length transaction between a willing buyer and a willing seller when the former is under no compulsion to buy and the latter is under no compulsion to sell while both parties have reasonable knowledge of relevant facts. Our opinion, and the appraisal process that we follow, is determined in accordance with the Standard as well as the generally accepted guidelines set forth in U.S. Revenue Ruling 59-60, C.B. 1959-1, 237, which promulgates consideration of those factors affecting the operations of the Company and its ability to generate future investment returns. These factors are:

1. The nature and history of the Company;
2. The general and specific industry, economic conditions, and market outlook;
3. The book value of the Company and its financial condition;
4. The earnings capacity of the Company;
5. The Company's dividend-paying capacity;
6. The existence of goodwill or other intangible value within the Company;
7. Sales of the Company stock and the size of the block being valued; and,

8. The market price of stocks of corporations engaged in the same or similar lines of business, having their stocks actively traded on a free and open market, either on an exchange or over-the-counter.

Our analysis includes a review of the following materials and documents:

1. The Company's audited Financial Statements for fiscal years 2002 - 2006, inclusive;
2. QRSciences report: "What Is Quadrupole Resonance?";
3. QRSciences AGM Presentation of Wednesday, 29 November 2006;
4. A Company Historical Timeline;
5. QRSciences' Ltd. Patents dated December 5, 2005;
6. InVision Data:
    a. Quantum Acquisition Agreement Press Release September 3, 1997;
    b. InVision Technologies, Inc. 8-K SEC Filing of September 30, 1997;
    c. InVision website data:
        i. Company Overview;
        ii. Company History;
    d. InVision 10-K SEC Filing of March 15, 2004;
    e. InVision stock ownership and issuance records 1995-2004 from SEC 10-K Filings;
    f. InVision Technologies, Inc. – Laguna Research Partners' Performance Report of February 5, 2002;
7. General Electric Inc. press release on Acquisition of InVision March 15, 2004;
8. GE-InVision 10-Q SEC Filing of November 4, 2004;
9. Research reports:
    a. *Homeland Security and Homeland Defense Outlook 2006 – 2015.* Report from Homeland Security Research Corporation;
    b. *Hand-held Baggage, Mailroom and Parcel Screening Market Report 2003 – 2010.* Report from Homeland Security Research Corporation;

10. Electronic publications on mergers and acquisitions by other companies in the related industry, including:
    i. L-3, Millivision, Analogic;
    ii. OSIS Systems, Inc. SEC Filing 10-K 6/30/99;
    iii. OSIS Systems, Inc. website files – Company History;
    iv. L-3 Company/Products Overview;
    v. Smith's Detection Press Releases;
    vi. General Electric SEC and other public filings;
    vii. BTG Plc public filings;
    viii. Analogic, Corp: Company History / Product Development; and,

11. Company marketing brochures and other literature.

Additional relevant information regarding the industry, the economic outlook, plus stock market and financial data were obtained from sources deemed to be reliable. Lastly, we conducted a management interview with Mr. Simon Bedford, Director.

QRSciences Holdings Limited

Clearwater Group Limited was listed on the Australian stock exchange on December 2, 1987. QRSciences was founded in 1995 and incorporated in Western Australia. The Company initially focused on ground penetrating radar and radio frequency technology ("RFT") primarily in search for minerals, but also for land mine detection. At the General Meeting of December 12, 2002, the shareholders of Clearwater Group Limited voted unanimously to approve the changing of its business to investment development capitalist with the primary emphasis being the investment into QRSciences Limited.

On December 30, 2002 Clearwater Group Limited closed a takeover bid for QRSciences Limited with a shareholding of 48 percent and consolidated the results of QRSciences Limited effective January 1, 2003. On September 24, 2003, the Company changed its name from Clearwater

Group Limited to QRSciences Holdings Limited. In April 2005, the Company completed the acquisition of QRSciences Limited.

In addition to trading on the Australian stock exchange under the ticker of QRS, the Company's equity trades as Level I American Depository Receipts (ADRs) in the over-the-counter (OTC) market through the Bank of New York under the ADR ticker code of QRSNY.PK.

History of the Company

In 1996, due to its success with Quadrupole Resonance Technology ("QRT"), and the Gore Commission flagging the technology as a likely candidate for inclusion into public aviation security systems, QRSciences implemented an aggressive research and development program. By 1997, QRS had focused all research & development on QRT and, in 1998 the Company's "QR" team achieved comprehensive detection of a range of difficult to detect explosives. The Company then produced a number of explosive detection prototypes which proved successful in trials at Perth Airport, Australia and at Manchester Airport, UK. These successes eventually helped the Company complete certification as an Advanced Technology (AT) explosives detection system (EDS) following trials by the TSA, the commercial phase of the Company's operations began.

In late 2002, the Company licensed key intellectual property ("IP") from BTG Plc ("BTG") and following this put in place a technology licensing agreement making available QR technology to Lockheed Martin Corporation. Later technology licensing agreements were also put in place with L-3 Communications Security and Detection Systems and Rapiscan Systems. In November 2003, the Company initiated a joint development exercise with Rapiscan – one of the world's leading scanning technology companies and a wholly-owned subsidiary of OSI Systems. Rapiscan is a leader in the US checkpoint market and currently has equipment placed in 50 percent of all US checkpoints. The two companies aimed to combine Quadrupole resonance

and X-Ray systems. In January 2004 the Company sold a T3000 machine to Rapiscan and a T3-02 prototype to L-3. The Company launched the QXR 1000 with Rapiscan Systems for use in the international aviation security screening market in 2005. The QXR 1000 provides a new layer of explosive detection capability and functionality to Rapiscan's market share of approximately 2,000 X-Ray systems deployed at carry-on checkpoints at U.S. airports. QRSciences also developed and supplies the T3-03 standalone QR baggage screening system directly and through distribution partners in certain territories. After successful trials QRS has joined Singapore Technologies Electronics to market the T3-03 in Asia and the Middle East. QRSciences is one of only two companies engaged in the development and commercialization of QRT based products.

In February of 2006 QRSciences exercised its option to acquire 14 patent families from BTG. These patents are linked to QRS core QRT. The result of the transaction is that QRS now holds the world's most comprehensive IP portfolio in the field of quadrupole resonance.

During 2006 QRS signed a Preferred Pricing and Purchase Agreement with Rapiscan to support commercial roll-out of the QXR1000. The agreement provided for preferred pricing and distribution rights for Rapiscan tied to a minimum revenue amount to QRS of USD 33 million over four years.

Additionally General Electric, Inc. ("GE") and QRS signed a cross licensing agreement whereby either company can exploit the others' intellectual property. Subsequent to this GE developed the GEShoeScanner using QRS' quadrupole resonance intellectual property. GE is one of the largest security screening companies in the world and is positioning the product for roll-out in the US Government Registered Traveler program. QRS will receive royalties on any product sold by GE. At the same time QRS is developing a competing product to the GEShoeScanner. In discussions with QRS management, the competing product will in no way jeopardize the cross licensing agreement with GE.

In June 2006 QRSciences signed an agreement with Spectrum to sell and distribute the SentryScope TM video surveillance video system in Australia, Japan, Taiwan and India.

Additionally in September 2006 QRS entered into an agreement with AstraZeneca, Merck, Sharp, Dohme and King's College London to develop a QR based pharmaceutical quality control and assurance analysis instrument. QR can be used in the quantification of pharmaceuticals as well as for analysis and quality control in all stages from the manufacturing to the distribution process.

The Technology

Quadrupole Resonance Technology is closely related to Magnetic Resonance Imaging ("MRI") – a widely used complement to X-Rays in healthcare -- and is a complement to Computed Tomography ("CT") and all other forms of X-ray screening used in explosive detection systems.

QRT has a broad range of applications including detection of explosives, narcotics and biochemicals, as well as in pharmaceutical quality control, mineral process control, and assay, lab instrumentation, and other environmental science applications. QRT provides high detection rates, with low false positives, for selected types of explosives and narcotics.

QRT is an extremely effective complement to X-rays in aviation security. It has the ability to significantly improve detection of plastic explosives in baggage by adding an automated screener assist feature to the current visual based systems. It also provides significantly better detection of chemical components found in the most difficult to detect sheet explosives. QRT based systems are also relatively operator independent, reducing the need for carefully trained and costly operators.

Industry Outlook

The years 2003-05 are considered the "big-bang" for those firms in the security industry that specialize in the development and distribution of products or technologies to combat terrorism. These products range from gamma-ray detectors used to scan ships at seaports to hand-held devices used to find explosives using trace or vapor detection. The commercial airport industry accounts for over 40 percent of the demand for inspection devices. The United States alone accounts for nearly one-half of screening and detection spending, more than the European Union, Australia, Japan, Canada, and Mexico combined.

Worldwide spending on public security – defense and intelligence communities plus homeland security and homeland defense -- is expected to exceed a trillion U.S. dollars in 2005. This is almost 4 percent of worldwide GDP -- a figure that is projected to grow at about 5 percent annually for the next decade.

The majority of terrorist attacks are expected to include improvised, military or commercial explosive devices or concealed weapons but emerging threats include dirty bombs, bioweapons and other weapons of mass destruction (WMDs).. Screening hand-carried baggage and small packages for explosives is however, a need that transcends transportation security, expanding into almost every civil activity that involves large numbers of people and a public/private facility. The potential market for screening equipment is large and growing. The total outlay for baggage and mail screening equipment, including service and infrastructure construction, was USD 500 million in 2000 and is expected to be USD 9 billion in 2010 – a 40 percent compound annual growth rate. By 2010, experts believe that approximately 7 billion hand-carried bags will be screened in airports annually.

"X-ray screening is helpful in preventing armed airline hijacking when guns and knives are the primary weapons. However, terrorists have developed more advanced and more deadly threats using liquid and plastic explosives that do not have recognizable shapes or densities."

Scanning systems based on QRT are part of the bulk detector product sector whose main use is for baggage screening. Bulk detectors are those systems and technologies that can detect the presence of relatively large "chunks" of explosive or explosive-like materials. Total worldwide sales and deployments of QRT based detection systems as of 2006 was equal to less than 15 units with most sales occurring in the U.S.

As of 2005, two companies worldwide have the technology to supply QRT based systems. The bulk baggage screening market will be active due to expansion of security screening along with the replacement of and the augmentation of X-ray machines.

Not only is the type of technology expected to undergo a shift but so is the primary security product consumer. The private sector will be the largest consumer of bulk-screening detection systems and the airport/seaport sector will become the smallest consumer with the number of systems in place doubling overall.

In October 2005, QRSciences and Rapsican Systems combined QRT with X-ray technology to launch the QXR1000. This machine has the ability to detect plastic explosives and weapons in carry-on baggage and is the first QRT/X-ray system that is readily integrated into current checkpoints. The QXR1000 machine and its QR only standalone variant, the T3-03, have recently been tested in the laboratory and airport environments by government agencies, regulators and customers in Italy, the U.S. and Singapore. With the availability of this EDS, QRSciences will be one of only two companies with a working (TSA tested) QRT machine available for sale. QRS has subsequently partnered with Rapiscan to distribute the product and Rapiscan signed an agreement to place a minimum of USD 33 million in orders from QRS in the next four years to retain preferred pricing and certain distribution rights. As of January 24, 2007 Rapiscan has received a follow on order for two additional QXR1000 units from the United States Federal Government. QRSciences will supply two C3-03 QR subsystems, an integral part

of the co-developed QXR-1000, to Rapiscan to fulfill the order under the preferred pricing and licensing agreement between the parties. Aside from the United States Government other countries are also focusing their attention on QR based systems, the UK Government recently purchased a T3-02 narcotics screening system. This is the first of its kind sold by QRSciences. UK Customs agents are expected to begin using the system in field inspections in February 2007. Another country taking action is the United Arab Emirates (UAE) which recently purchased two units of T3-03 explosive detection system. Both the T3-02 and the T3-03 use proprietary QR technology, indicating that QRS is successfully utilizing and *profiting* from its recent acquisition of QR patents.

Further developments in the quadrupole resonance field have recently been the development and commercial sale by GE of the GEShoeScanner. This product has been launched as part of the US Governments Transportation Security Administration Registered Traveler program. At present it has been placed in five airports with another 20 airports expected to participate in the near future. It is expected that once the registered traveler program has completed its roll-out, airports will start to adopt certain of the technological advances associated with the program into the main stream security screening process. With 2,000 security lanes in the United States and at approximately $150,000 per screening unit, the revenue potential to QRS is significant. Because of its large marketability applications the ShoeScanner device could also be used in non-aviation applications such as subway, border crossings, prisons and embassy security expanding the total market for ShoeScanner to 10,000 or more devices worldwide. Because the GE ShoeScanner device utilizes patented QR technology owned by QRS, the company expects to generate significant royalty income in the range of $3,000 to $4,000 per unit.

At the same time, QRS is developing their own shoe scanner to compete with the GE product which will be made available to other registered traveler service providers and other high security applications and facilities. It is expected that this product will deliver additional revenues to QRS.

QRS further enhanced its position in QRT by exercising its option to purchase 14 patent families from BTG. BTG is a United Kingdom based company with a market capitalization in excess of USD 400 million. It is traded on the London Stock Exchange under the ticker BGC. BTG is the third largest shareholder of QRS. However, due to the size of BTG and the fact that it is a United Kingdom based company subject to the London Stock Exchange rules and regulations, we believe that the transaction was an arm's length transaction that placed a fair market value on the intellectual property being purchased. Therefore we believe that the newly acquired technology is unimpaired.

Other

The Vendors

The following list contains currently active vendors in the baggage and mail screening sector:

- Smiths Detection: Barringer Technologies, Inc.; Graseby Dynamics Ltd.;- Heimann Systems Corp.
- Ion Track Instruments, Inc. (Now part of GE)
- Hitachi High Technologies America, Inc. (HHTA)
- Thermo Electron
- Astrophysics
- InVision (now part of GE)
- American Science & Engineering, Inc. (AS&E)
- Electronic Sensor Technology
- OSI Systems: Rapiscan Systems
- Todd Research Ltd.
- Vidisco, Ltd.
- L-3 Communications Corporation: PerkinElmer (and Vivid)
- Control Screening
- Gilardoni S.p.A

Financial Condition of the Company [1]

The Company's historical balance sheets and income statements (drawn from the Company's financial statements) for the fiscal years ended June 30, 2002, through December 31, 2006 are attached as Exhibits I-1 and I-3 to this Report, with Exhibits I-2 and I-4 as the common size complements to financial statements. Exhibit I-5 summarizes key financial ratios of the Company.

Paragraph 12 of AASB 136 advises that in "assessing whether there is any indication that an asset be impaired, an entity shall consider, as a minimum, the following indications:

> Evidence from internal reporting that indicates that an asset may be impaired includes the existence of:
>
> (a) cash flows for acquiring the asset, or subsequent cash needs for operating or maintaining it, that are significantly higher than those originally budgeted;
> (b) actual net cash flows or operating profit or loss flowing from the asset that are significantly worse than those budgeted;
> (c) a significant decline in budgeted net cash flows or operating profit, or a significant increase in budgeted loss, flowing from the asset; or,
> (d) operating losses or net cash outflows for the asset, when current period amounts are aggregated with budgeted amounts for the future."

Our review of the financial statements of the Company afforded a level of assurance that these imperatives are being met.

Total assets of the Company were AD 3.6 million at June 30, 2002, of which AD 3.0 million or 82.77 percent were other financial assets. Total assets grew to AD 45.0 million at December 31, 2006, of which AD 34.3 million or 76.27 percent were intangible assets. The intangible asset

[1] An understanding of the Company's financial performance and financial structure is critical in assessing the ability of the company to operate as a going concern and therefore protect and develop the Assets in the future.

value decreased by AD 5.1 million during the six month period to December 31, 2006 due to the renegotiated payment terms with BTG International. During the same period cash had increased from AD 0.4 million to 1.2 million, which had been raised out of the public market through issuance of securities. The use of the common stock of the Company has provided QRS with sufficient cash to sustain it for the foreseeable future as the Company expects to achieve a breakeven run-rate at the earnings before interest and tax (EBIT) level towards the end of the current financial year. Interest bearing debt of AD 3.8 million at June 30, 2003 has been reduced to AU 273,000 providing a secure platform to enable the Company to develop its QRT related products.

Revenue from ordinary activities has increased from AD 0.4 million in 2003 to AD 7.7 million for the trailing twelve months ending December 31, 2006, as the Company derived income from trading income, outsourced engineering, government funded contract research and a small amount of direct sales as the Company brought products to market. Pursuant Company press releases management expects that revenues will increase to between AD 14 – 16 million in 2007 which is expected to be sufficient to provide the Company with a break even run-rate on the EBIT level. Based on the half yearly results of the Company it appears that this target is obtainable. As the products marketed by General Electric and Rapiscan mature these revenues are expected to increase. Furthermore, development of the Advanced Metal Detection Technology and the QRS shoe scanner product lines should start to add to revenues in late 2007 and 2008.

Reviewing the ratios the negative working capital balance caused by the acquisition of the 14 patent families from BTG has been rectified. Based on management outlook for 2007, this balance should remain at a normal level as sales accelerate, licensing revenues for the technology are received and the Company achieves its targeted break even EBIT run-rate.

Though the SentryScope camera and the Castscope do not incorporate QR technology they are expected to be a source of revenue for the company in the future. With a full roll out of Castscope expected in a few years sales are expected to reach nearly $20 million in the United States with a global market potential of an additional $60 million. An additional $30 million in maintenance contracts is also expected.

It appears that the above developments will provide QRS with sufficient revenues to eliminate the cash burn and ensure the viability of the Company in the foreseeable future. In addition, QRS management assured us that there is sufficient demand for follow-on offerings of QRS common stock such that the Company will meet its needs for additional liquidity.

Valuation of QRSciences Holdings Limited

Appraisers generally look to more than one valuation approach as a reasonableness test of the results of the analysis. We have determined that of the three valuation approaches (cost, market and income) two were appropriate for this analysis. However, according to AASB 136 paragraph 19, "it is not always necessary to determine both an asset's fair value less costs to sell (market approach) and its value in use (income approach). If either of these amounts exceeds the asset's carrying amount, the asset is not impaired and it is not necessary to estimate the other amount." We investigated the market approach because its application provides the most objective indication of any valuation methodology. And, in fact, the market approach provided adequate evidence that the Assets were not impaired and therefore the second step of the analysis was not necessary.

Market Approach

The market approach applies evidence from the market either in the form of prior transactions of the company's assets or stock, transactions of assets or stock of similar closely-held companies, or market data from publicly-held companies (guideline company analysis) as indicators of value of assets or stock at the valuation date.

In accordance with AASB 136 paragraph 25, "the best evidence of an asset's fair value less costs to sell is a price in a binding sale agreement in an arm's length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset." Furthermore in paragraph 27, "if there is no binding sale agreement or active market for an asset, fair value less costs to sell is based on the best information available to reflect the amount that an entity could obtain, at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. In determining this amount, an entity considers the outcome of recent transactions for similar assets within the

same industry. Fair value less costs to sell does not reflect a forced sale, unless management is compelled to sell immediately."

Transaction Analysis

We reviewed several databases in order to obtain market data regarding mergers and acquisitions in the security industry, in particular those that occurred near the DOV. See Exhibit II. The lack of information and the dearth of companies with operating characteristics that closely resemble those of QRSciences made application of the transactions method problematic. The Company's size, market niche, and the unique characteristics of the Assets (among other factors) led to the identification of only one company that was comparable to QRS at the time of acquisition. This was the acquisition of Quantum Magnetics.

Quantum Magnetics, Inc.

Quantum Magnetics ("QM"), was acquired by InVision in September 1997 for an initial investment of USD 1.3 million in cash and 777,562 shares of InVision for a total of USD 13 million for all outstanding equity (see Exhibit III). At the time InVision acquired QM, QM had limited revenues and no material, identifiable assets other than the QRT intellectual property. As such, substantially all of the acquisition value was assigned to the acquired intangible assets.

We tested the intangible assets to determine what percent of these assets could be assigned to QRT. Based on our analysis and on a review of the purchase agreement between QM and InVision, it appeared that all of the intangible asset value should be assigned to QRT. Every product developed at QM was based on QRT. Moreover, in the acquisition documentation, InVision stated that the reason for the acquisition was to be able to develop this technology further for inclusion in InVision products. Thus we concluded that almost 86 percent of the assets of QM were related to QRT (Exhibit IV).

In December 2004, InVision was acquired by GE for USD 900 million in cash or equivalents. At that time, InVision had 17 million shares outstanding of which 777,562 or 4.6 percent were the shares issued for the QM acquisition. On closer review, at the time of the acquisition the original QM intangible assets were being used in three of the seven InVision products (excluding Yxlon products as GE was forced to dispose of this segment of InVision) and were being developed and tested in four new products. The inclusion of the QM technology in these products and developments provides adequate support for the value of QM's intellectual property assets (Exhibit V and Exhibit VI).

While this acquisition was completed in December of 2004 and the valuation is for February 22, 2007, there is the possibility that the acquisition is too far in the past to be used as a reasonable basis of value. However, our research on the development of the QRT by GE, Rapiscan and QRS points to a technology that is not stagnant but is rapidly coming of age. The joint marketing and development of the QXR1000 with Rapiscan and the cross licensing agreement with GE who has developed and is in the process of selling the GEShoeScanner to the US Government Registered Traveler program, in our opinion, validate the technology and provide sufficient evidence to support the December 2004 valuation.

Additionally, in review of BTG, we view the purchase of the 14 patent families by QRS as an arm's length transaction and as such at present there is no impairment of these intangibles as they were acquired less than one year prior to the Date of Value. In addition, subsequent to the purchase of the patent families, certain of these patents have been included in commercially viable products.

Valuation Indication – Market Approach

Based on the above transaction analysis, the fair value of the QRS Quadrupole resonance technology on an aggregate controlling interest basis was **USD 41.069 million** (rounded). This *indication of value* represents the value of the Assets on a marketable, controlling interest basis.

As a *reasonableness test* we reviewed the GE acquisition documentation and discovered that, of the acquisition amount of USD 900 million, GE allocated USD 614 million to intangible asset value (Exhibit VI). Using this number as a base, we calculated that the fair value for the Assets represents 6.7 percent of all intangible asset value.

Controlling Interest Premium

Certain adjustments are necessary to the above indications of value to determine the value of the Assets on a privately held, minority interest basis. As mentioned above, the discounted cash flow analysis and transaction analysis represent the value of the Assets on a marketable, controlling interest basis. Therefore no adjustment to reflect a controlling interest is necessary.

Lack of Marketability Discount

The concept of a discount for lack of marketability is based on the premise that an interest in a business that is readily marketable is worth more than an interest in a comparable business that is not readily marketable. The owner of a minority interest in a closely held business cannot sell his or her shares in a public market to achieve liquidity. This disadvantage will typically require a discount to the gross value of the interest.

Empirical evidence on the subject of marketability discounts includes several studies on the observed discounts of sales of restricted shares of publicly traded companies. While these

studies provide guidance with which to begin an analysis, it is important to note that the particular circumstances involved in each case must be viewed critically to arrive at an appropriate discount. Our indications of value reflect the fair value of the Assets on a controlling basis. Thus a discount for lack of marketability is not appropriate.

Cost of Disposal Discount

In accordance with AASB 136 paragraph 28, "costs of disposal, other than those that have been recognized as liabilities, are deducted in determining fair value less costs to sell. Examples of such costs are legal costs, stamp duty and similar transaction taxes, costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale." In review of similar transactions of intellectual property, it is our opinion that the cost to dispose of the Assets of QRS would not exceed 10 percent of the value of the intellectual property. As such we have applied a 10 percent discount to the value indicated by the Market Approach to arrive at a conclusion of Fair Value less Costs to Sell as promulgated by AASB 136.

Based on the value indicated by the market approach of USD 41.069 million, we conclude that the fair value of the Assets less the Costs to Sell results in a marketable, controlling interest basis of USD 36,962,000 or AD 46,941,000 (Exhibit VII).

Conclusion of Value

In determining and indication of the fair value of the Intangible Assets of QRSciences Holdings Limited at February 22, 2007, we used as our primary methodology the transaction analysis. The result of the transaction analysis was an indication of value that was greater than the carrying cost of the Intangible Assets, thus we conclude that there is no impairment.

This report is subject to the Appraisal Certification and Assumptions and Limiting Conditions attached hereto. We are independent of QRSciences Holdings Limited and all related parties.

Respectfully submitted,
Cottingham Management Company, LLC

Stephen Bick, CFA, CMA, CIRA
Partner

Michael Willoughby, Ph.D., CFA
Partner

APPRAISAL ASSUMPTIONS & LIMITING CONDITIONS

This value opinion report has been prepared pursuant to the following general assumptions and general limiting conditions:

1. We assume no responsibility for the legal description of real property or matters including legal or title considerations. For real property included in this appraisal, we were not furnished legal descriptions or other detailed site and improvement drawings. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

2. The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3. We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

4. The information furnished by management is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5. We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

6. We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, private entity or organization have been or can be obtained or renewed for any use on which the valuation opinion contained in this report is based.

7. Possession of this valuation report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without our written consent and, in any event, only with proper written qualifications and only in its entirety.

8. We, by reason of this valuation, are not required to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

9. This valuation report has been prepared in conformity with, and is subject to, the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

10. Disclosure of the contents of this valuation report is governed by the bylaws and regulations of the Institute of Chartered Financial Analysts.

11. No part of the contents of this report, especially any conclusions of value, the identity of the appraisers, or the firm with which the appraisers are associated, shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12. We assume no responsibility for any financial reporting judgments, which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets, properties, or business interests encompassed by this appraisal.

BDO Consultants (WA) Pty Ltd
March 1, 2007

APPRAISAL CERTIFICATION

We certify that, to the best of our knowledge and belief:

- We have not physically inspected the assets, properties or business interests encompassed by this appraisal.
- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
- Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of this report.
- Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
- No one provided significant professional assistance to the persons signing this report.

Stephen Bick, CFA, CMA, CIRA
Partner

Michael Willoughby, Ph.D., CFA
Partner

PROFESSIONAL QUALIFICATIONS

STEPHEN P. BICK, CFA, CMA, CIRA
Partner

Education and Experience

Mr. Bick received his BA in Economics and Business Finance from the University of Cape Town in 1987. He is a Chartered Financial Analyst (CFA), a Certified Management Accountant (CMA), and a Certified Insolvency and Restructuring Analyst (CIRA) and a Registered Investment Advisor (RIA).

Mr. Bick's diverse business background has enabled him to gain invaluable business valuation and financial consulting experience. He is a Partner with Cottingham Management Company, LLC, a San Diego based financial consulting company where, in addition to providing business consulting, turnaround and bankruptcy services, he operates as Portfolio Manager of Cottingham Aggressive Growth Fund, L.P., a US equity long/short hedge fund, Pacific Homes Investment Fund, LLC, a US mortgage investment fund and manages a fund of funds, Cottingham International Investment Company, LLC.

Mr. Bick previously worked as a turnaround strategist with Kroll Zolfo Cooper were he performed business valuations, analyzed the risk in energy trading strategies and was involved with developing plans of reorganization for multi-billion dollar companies. He also ran a $500 million bond fund in London for two years for a German insurance company, and worked as an analyst for six years dealing in private and public equity business valuations, commercial litigation and bankruptcy. During his career he also founded a construction company and returned two others to profitability.

Mr. Bick has been quoted in the San Diego Union Tribune, and has written articles for the Association for Corporate Growth. He lectures on business valuations, accounting and equities at the University of California San Diego Extension program and on equity investments and alternative and international investment strategies for Allen Resources in Providence, Rhode Island. He was inducted into the National Register's Who's Who in Executives and Professionals in February 2004.

Mr. Bick concentrates his consulting practice on company turnaround projects and the valuation of business interests, securities and intangible assets. He has provided valuations for bankruptcy and turnarounds, gift and estate tax, employee stock option plans, transaction and financial planning, and litigation support in a wide variety of industries, including hi-tech, software, biotechnology, e-commerce, trucking, energy, leisure, airline, refractory, construction and telecommunications.

He has performed valuations on all levels of operations, from start-up to mature, in the United States and abroad, and solvent to insolvent. In addition, Mr. Bick has analyzed and presented the merits of business strategies and plans to board members and company owners on numerous occasions.

STEPHEN P. BICK, CFA, CMA, CIRA
Partner

Representative experience includes:

- Private Equity Investments and Turnarounds:

  - M&M Construction Company (Redding, CA) - Built the company from start-up to the largest steel housing contractor on the west coast in 18 months. Sold his shares to the remaining partner.
  - Robco Construction Company (San Diego, CA) - Focused operations and returned company to profitability within two years. Sold shares to incoming partner.
  - Bohard-Bick Construction (Oklahoma City, OK) - Focused operations, obtained financing and returned the company to profitability within two years. Liquidated the company operations and distributed the profits to the shareholders.

- Bankruptcy and Insolvency:

  - Aquila Energy (Kansas City, MO) - Performed the analysis on the Aquila trading book of more than $200 million where he was the primary Kroll Zolfo Cooper employee overseeing and evaluating the book. The analysis was included in the restructuring plan.
  - Einstein's Bagels (Jersey City, NJ) - Performed the business valuation for the plan of reorganization.
  - Metabolife (San Diego, CA) - Performed a business evaluation and presented findings to management regarding exit strategies and reorganization.
  - Swiss Air (Palmdale, CA) - Performed a financial analysis of the liquidation of the Swiss Air repair facility in Palmdale.
  - Pipkin Trucking, Inc. (El Centro, CA) - Performed the business valuation for presentation at trial.
  - RHI - North American Refractories (Pittsburgh, PA) - Performed the business valuation for inclusion in the proposed reorganization plan.

- Mergers and Acquisitions:

  - Mobility purchase of Magma (San Diego, CA) - Assisted Magma management in negotiating and structuring a merger with Mobility. The deal value was in excess of $30,000,000.
  - Versailles Jewelers (San Diego, CA) - Assisted the Versailles Jewelers management in structuring a sale to a local Indian tribe. The deal value was in excess of $15,000,000.
  - Torrey Pines Carpet Cleaning (San Diego, CA) - Performed the business valuation and assisted in the negotiation of the acquisition of the company by a private client.
  - Juice It Up Franchise (San Diego, CA) - Assisted the buyer with negotiations and in analyzing the business' potential in order to set a buy-in price.

- Publicly Traded Investments:

  - Cottingham Aggressive Growth Fund, L.P. (San Diego, CA). Invests in US small and micro capitalized stocks both long and short. Fund launched October 2004.
  - Cottingham International Investment Company, LLC (San Diego, CA) - Invests long-short in the US stock markets for private clients. Fund began in 1996 and continues to trade profitably.
  - Blue Sky Japan, LLC (Sydney, Australia) - Invests long-short in the Japanese stock markets for high net worth clients. Instrumental in setting up and raising capital for the company.

- Fixed Income Investments:

  - Gerling Insurance Company (London, UK) - Portfolio manager for the UK branch of Gerling's bond portfolio. Managed $500,000,000 in international bond investments and traded currencies to maximize bond profit potential.

- Due Diligence and Research:

  - Performed due diligence and research on numerous companies and industries including:
    - Construction companies and industries
    - High tech companies and industries
    - Bio-tech companies and industries
    - Manufacturing companies and industries
    - Insurance companies and industries
    - Banking and investment companies and industries
    - Leisure industry

Professional Affiliations

- CFA Institute
- Institute of Management Accountants
- Association of Insolvency and Restructuring Advisors

Publications

- Association for Corporate Growth (San Diego Chapter)
  - Statements 141 and 142 Executive Summary June 2002 Edition

Expert Testimony

- Arrow Sign Company
  - January 2002, Mediation testimony.

Military Service

- South African Defense Force 1981 - 1982
  - Served as Lieutenant and was involved in active military duty on the Namibian/Angolan border.

MICHAEL G WILLOUGHBY, CFA, Ph.D.
Partner

Education, Employment, and Professional Experience

Michael Willoughby is a University of California San Diego economics professor where he teaches accounting and finance courses, as well as financial management in the School of medicine. He earned his Ph.D. in financial & industrial economics from Columbia University in 1986. He has also taught economics and finance at Columbia Business School, Barnard College, Rutgers University, and San Diego State University's Graduate School of Business. He holds the Chartered Financial Analyst (CFA) designation and was President of the Financial Analysts Society of San Diego in 1994-95.

Michael is also Chairman of USA Federal Credit Union, a $700M federally-regulated financial institution with 25 branches in California, Nevada, Japan, and Korea. In addition, he is Chief Financial Office for two bio-informatics start-up ventures: Ischem, Inc. and Cognitive verification Sciences (dba No Lie MRI). These private companies have been financed by NIH grants.

After graduating from the University of Colorado in 1975, Michael was commissioned a Navy Supply Corps Office and served six years on active duty and 16 years in the Naval Reserve. He held Command twice, enjoyed assignments in the Pentagon -- working for the Deputy Assistant Secretary of the Navy for Research & Development Acquisition (ASN RDA) -- was deployed to Antarctica (1990-91), assisted the Comptroller for NATO, was a liaison officer in London during the summers (1984-88), and attended the Naval War College in Newport, Rhode Island. He retired as Navy Captain in 1997.

Michael was employed fulltime for almost seven years by public accounting firms, six years by business valuation firms. In 2002 Kroll, Inc., the largest risk management firm in the world with offices in fifty-five countries, recruited him. Michael worked on the firm's compliance, litigation, and valuation matters including the FAS 141 reporting of Kroll's acquisition of OnTrack Data International and with the team monitoring the Los Angeles Police Department's consent decree compliance auditing. Michael has testified as an expert witness on more than three hundred occasions in state superior courts, federal district and circuit courts, state regulatory boards and before municipal commissions.

EXHIBITS

QRSciences Holdings Ltd.

Historical Balance Sheet (Presented in Australian Dollars)

Exhibit I-1

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Assets											
Current Assets											
Cash Assets	$1,180,000	$1,986,275	$1,542,366	$4,015,783	$2,526,752	$2,704,637	$2,703,328	$4,221,755	$4,227,467	$419,723	$419,721
Prepayments	140,000.00	291,573.00	150,000.00	19,112	-	19,852	-	-	-	-	-
Receivables	3,095,000	318,157	-	285,437	-	515,431	-	42,916	-	-	-
Inventories	2,866,000.00										
Total Current Assets	7,281,000	2,596,005	1,692,366	4,320,332	2,526,752	3,239,920	2,703,328	4,264,671	4,227,467	419,723	419,721
Non-current Assets											
Receivables	-	-	19,619,425.00	-	13,213,335	-	5,678,028	-	3,978,661	200,000	200,000
Intellectual Property	34,286,000	39,821,880	-	27,184,330	-	29,538,170	-	29,538,170	-	-	-
Other financial assets	2,563,000	2,340,413	22,499,283	527,506	22,499,287	527,506	17,786,627	527,506	13,454,759	3,012,506	3,012,508
Property, plant, and equipment	495,000	301,653	16,148	293,378	27,211	313,133	27,649	338,841	10,409	7,461	7,461
Other	329,000	4	4	4	4	4	4	4	4	-	-
Total Non-Current Assets	37,673,000	42,463,950	42,134,860	28,005,218	35,739,837	30,378,813	23,492,308	30,404,521	17,443,833	3,219,967	3,219,969
Total Assets	$44,954,000	$45,059,955	$43,827,226	$32,325,550	$38,266,589	$33,618,733	$26,195,636	$34,669,192	$21,671,300	$3,639,690	$3,639,690

QRSciences Holdings Ltd.

Historical Balance Sheet (Presented in Australian Dollars)

Exhibit I-1

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Liabilities and Stockholders' Equity											
Current Liabilities											
Payables	$3,068,000	$871,580	$129,595	$618,176	$71,297	$1,153,896	$31,455	$1,616,642	$274,043	$135,042	$135,042
Interest-bearing liabilities	239,000	-	-	-	-	-	-	3,817,850	3,800,000	-	-
Provisions	562,000	248,483	89,373	262,608	72,125	208,807	56,386	186,698	38,904	-	-
Other Liabilities	2,770,000	2,762,673	-	-	-	-	-	-	-	-	-
Total Current Liabilities	6,639,000	3,882,736	218,968	880,784	143,422	1,362,703	87,841	5,621,190	4,112,947	135,042	135,042
Non-current Liabilities											
Interest-bearing liabilities	34,000										
Other	6,549,000	9,532,083	-	-	-	-	-	-	-	-	-
Total Non-current Liabilities	6,583,000	9,532,083	-	-	-	-	-	-	-	-	-
Total Liabilities	13,222,000	13,414,819	218,968	880,784	143,422	1,362,703	87,841	5,621,190	4,112,947	135,042	135,042
Net Assets	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	32,256,030	26,107,795	29,048,002	17,558,353	3,504,648	3,504,648
Equity											
Contributed equity	54,689,000.00	50,864,266.00	50,864,266.00	42,730,086	42,730,086	30,028,591	30,028,591	20,681,477	20,681,477	5,479,471	5,479,471
Retained profits	(22,957,000.00)	(19,219,130.00)	(7,256,008.00)	(11,285,320)	(4,606,919)	(6,319,847)	(3,920,796)	(4,330,262)	(3,123,124)	(1,974,823)	(1,974,823)
Parent equity interest	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	23,708,744	26,107,795	16,351,215	17,558,353	3,504,648	3,504,648
Outside equity interest	-	-	-	-	-	8,547,286	-	12,696,787	-	-	-
Total Equity	31,732,000	31,645,136	43,608,258	31,444,766	38,123,167	32,256,030	26,107,795	29,048,002	17,558,353	3,504,648	3,504,648
Total Liabilities and Equity	$44,954,000	$45,059,955	$43,827,226	$32,325,550	$38,266,589	$33,618,733	$26,195,636	$34,669,192	$21,671,300	$3,639,690	$3,639,690

QR Sciences Holdings Ltd.

Historical Balance Sheet - Common Size

Exhibit I-2

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Assets											
Current Assets											
Cash Assets	2.62%	4.41%	3.52%	12.42%	6.60%	8.05%	10.32%	12.18%	19.51%	11.53%	11.53%
Prepayments	0.31%	0.65%	0.34%	0.06%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%
Receivables	6.88%	0.71%	0.00%	0.88%	0.00%	1.53%	0.00%	0.12%	0.00%	0.00%	0.00%
Inventories	6.38%										
Total Current Assets	16.20%	5.76%	3.86%	13.37%	6.60%	9.64%	10.32%	12.30%	19.51%	11.53%	11.53%
Non-current Assets											
Receivables	0.00%	0.00%	44.77%	0.00%	34.53%	0.00%	21.68%	0.00%	18.36%	5.49%	5.49%
Intellectual Property	76.27%	88.38%	0.00%	84.10%	0.00%	87.86%	0.00%	85.20%	0.00%	0.00%	0.00%
Other financial assets	5.70%	5.19%	51.34%	1.63%	58.80%	1.57%	67.90%	1.52%	62.09%	82.77%	82.77%
Property, plant, and equipment	1.10%	0.67%	0.04%	0.91%	0.07%	0.93%	0.11%	0.98%	0.05%	0.20%	0.20%
Other	0.73%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Non-Current Assets	83.80%	94.24%	96.14%	86.63%	93.40%	90.36%	89.68%	87.70%	80.49%	88.47%	88.47%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

QR Sciences Holdings Ltd.

Historical Balance Sheet - Common Size

Exhibit I-2

As of:	December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Liabilities and Stockholders' Equity											
Current Liabilities											
Payables	6.82%	1.93%	0.30%	1.91%	0.19%	3.43%	0.12%	4.66%	1.26%	3.71%	3.71%
Interest-bearing liabilities	0.53%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.01%	17.53%	0.00%	0.00%
Provisions	1.25%	0.55%	0.20%	0.81%	0.22%	0.65%	0.17%	0.58%	0.12%	0.00%	0.00%
Other Liabilities	6.16%	6.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Current Liabilities	14.77%	8.62%	0.50%	2.72%	0.44%	4.22%	0.27%	17.39%	12.72%	0.42%	0.42%
Non-current Liabilities											
Interest-bearing liabilities	0.08%										
Other	14.57%	21.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Non-current Liabilities	14.64%	21.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	29.41%	29.77%	0.50%	2.72%	0.37%	4.05%	0.34%	16.21%	18.98%	3.71%	3.71%
Net Assets	70.59%	70.23%	99.50%	97.28%	99.63%	95.95%	99.66%	83.79%	81.02%	96.29%	96.29%
Equity											
Contributed equity	121.66%	112.88%	116.06%	132.19%	111.66%	89.32%	114.63%	59.65%	95.43%	150.55%	150.55%
Retained profits	-51.07%	-42.65%	-16.56%	-34.91%	-12.04%	-18.80%	-14.97%	-12.49%	-14.41%	-54.26%	-54.26%
Parent equity interest	70.59%	70.23%	99.50%	97.28%	99.63%	70.52%	99.66%	47.16%	81.02%	96.29%	96.29%
Outside equity interest	0.00%	0.00%	0.00%	0.00%	0.00%	25.42%	0.00%	36.62%	0.00%	0.00%	0.00%
Total Equity	70.59%	70.23%	99.50%	97.28%	99.63%	95.95%	99.66%	83.79%	81.02%	96.29%	96.29%
Total Liabilities and Equity	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Source: Company Financial Statements

QR Sciences Holdings Ltd.

Historical Income Statement (Presented in Australian Dollars)

Exhibit I-3

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
Gross Revenues											
Revenues from ordinary activities	$7,671,000	$2,666,657	$1,374,951	$2,257,257	$945,555	$612,013	$410,826	$341,705	$179,608	$546,829	$196,408
Gain relating to acquisition of additional interest in controlled entity	-	-	-	-	-	1,445,596.00	-	-	-	-	-
Cost of Goods Sold	(5,209,000)	-	-	-	-	-	-	-	-	-	-
Total Gross Revenues	2,462,000	2,666,657	1,374,951	2,257,257	945,555	2,057,609	410,826	341,705	179,608	546,829	196,408
Expenses from ordinary activities											
Raw materials and consumables used	134,000	564,424	-	830,082	-	265,706	-	140,434	-	105,449	-
Accounting & Secretarial	88,000										
Advertising	131,000										
Bad Debt Expense	206,000										
Bar trading expense	-	-	-	-	-	-	-	-	-	60,287	-
Employee benefits expense	2,937,000	5,158,789	1,908,490	3,127,583	809,506	2,485,949	433,100	1,338,003	328,548	405,505	299,910
Borrowing costs expense	4,000	-	-	-	-	1,808	1,170	6,689	102	110,007	7
Rental expenses	285,000	242,074	-	107,182	-	120,354	31,741	107,928	65,660	90,272	27,632
Consulting expenses	488,000	943,702	307,983	1,180,633	81,620	453,269	172,513	436,014	292,099	219,702	155,617
Travel expense	285,000	428,131	41,952	348,677	17,161	214,537	3,636	139,100	8,568	46,048	46,048
Diminution in investment	-	-	-	-	-	-	-	-	-	65,321	65,321
License Fees	-	1,226	-	272,410	-	1,000,359	250,000	414,608	-	-	-
Legal expenses	186,000	302,950	90,553	1,264,575	214,143	592,994	59,618	698,146	272,971	107,666	97,290
Patent Costs	270,000	372,055	-	335,465	-	90,254	-	131,318	-	-	-
Insurance Costs	84,000	72,730	54,951	86,036	16,345	125,626	39,494	88,354	31,878	12,195	9,843
Directors Fees	84,000	212,547	168,238	432,712	277,912	211,709	46,591	109,244	31,250	-	-
ASX/ASIC & Share Registry Fees	-	-	-	70,887	54,678	105,716	92,468	135,727	129,699	20,148	20,148
Stamp Duty	-	-	-	20	20	10,531	10,531	89,150	89,150	25,952	25,952
Other expenses from ordinary activities	483,000	713,908	296,234	524,139	152,723	443,620	60,331	102,436	73,927	58,738	100,793
Total Expenses from ordinary activities	5,665,000	9,012,536	2,868,401	8,580,401	1,624,108	6,122,432	1,201,193	3,937,151	1,323,852	1,327,290	848,561

QR Sciences Holdings Ltd.

Historical Income Statement (Presented in Australian Dollars)

Exhibit 1-3

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
EBITDA	(3,203,000)	(6,345,879)	(1,493,450)	(6,323,144)	(678,553)	(4,064,823)	(790,367)	(3,595,446)	(1,144,244)	(780,461)	(652,153)
Depreciation and amortisation expense	535,000	443,932	11,640	123,115	7,570	135,103	7,305	67,735	4,061	9,045	2,853
Operating Profit (EBIT)	(3,738,000)	(6,789,811)	(1,505,090)	(6,446,259)	(686,123)	(4,199,926)	(797,672)	(3,663,181)	(1,148,305)	(789,506)	(655,006)
Income tax expense relating to ordinary activities		-	-	-	-	-	-	-	-	-	-
Profit (loss) from ordinary activities after related income tax expense	(3,738,000)	(6,789,811)	(1,505,090)	(6,446,259)	(686,123)	(4,199,926)	(797,672)	(3,663,181)	(1,148,305)	(789,506)	(655,006)
Profit (loss) from extraordinary item after related income tax expense		-	-	-	-	-	-	-	-	-	-
Net profit (loss)	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
Net profit (loss) attributable to outside equity interests		1,480,786	1,480,786	1,480,786	-	(2,210,341)	-	(1,307,736)	-	-	-
Net profit (loss) attributable to members of the parent equity		(4,965,473)	(4,965,473)	(4,965,473)	(686,123)	(1,989,585)	(797,672)	(2,355,445)	(1,148,305)	(789,506)	(665,006)
Basic earnings per share (cents per share)	($0.12)	($0.03)	($0.03)	($0.03)		($0.03)		($0.04)		($0.09)	
Diluted earnings per share (cents per share)	($0.11)	($0.02)	($0.02)	($0.02)		($0.02)		($0.03)		($0.03)	

EBITDA	**($3,203,000)**	**($6,345,879)**	**($1,493,450)**	**($6,323,144)**	**($678,553)**	**($4,064,823)**	**($790,367)**	**($3,595,446)**	**($1,144,244)**	**($780,461)**	**($652,153)**
Depreciation and Amortization	$535,000	$443,932	$11,640	$123,115	$7,570	$135,103	$7,305	$67,735	$4,061	$9,045	$2,853
EBIT	**($3,738,000)**	**($6,789,811)**	**($1,505,090)**	**($6,446,259)**	**($686,123)**	**($4,199,926)**	**($797,672)**	**($3,663,181)**	**($1,148,305)**	**($789,506)**	**($655,006)**
Interest	($4)	($4)	($2)	$0	$0	$0	$0	$0	$0	$0	$0
EBT	**($3,738,000)**	**($6,789,811)**	**($1,505,090)**	**($6,446,259)**	**($686,123)**	**($4,199,926)**	**($797,672)**	**($3,663,181)**	**($1,148,305)**	**($789,506)**	**($655,006)**
Tax	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
EAT	**($3,738,000)**	**($6,789,811)**	**($1,505,090)**	**($6,446,259)**	**($686,123)**	**($4,199,926)**	**($797,672)**	**($3,663,181)**	**($1,148,305)**	**($789,506)**	**($655,006)**

QR Sciences Holdings Ltd.

Historical Income Statement - Common Size

Exhibit I-4

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
Gross Revenues											
Revenues from ordinary activities	311.58%	100.00%	60.91%	100.00%	100.00%	29.74%	100.00%	100.00%	100.00%	100.00%	100.00%
Gain relating to acquisition of additional interest in controlled entity	0.00%	0.00%	0.00%	0.00%	0.00%	70.26%	0.00%	0.00%	0.00%	0.00%	0.00%
Cost of Goods Sold	-211.58%										
Total Gross Revenues	100.00%	100.00%	60.91%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Expenses from ordinary activities											
Raw materials and consumables used	5.44%	21.17%	0.00%	36.77%	0.00%	12.91%	0.00%	41.10%	0.00%	19.28%	0.00%
Accounting & Secretarial	3.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Advertising	5.32%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Bad Debt Expense	8.37%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Bar trading expense	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.02%	0.00%
Employee benefits expense	119.29%	228.54%	84.55%	138.56%	85.61%	120.82%	105.42%	391.57%	182.93%	74.16%	152.70%
Borrowing costs expense	0.16%	0.00%	0.00%	0.00%	0.00%	0.09%	0.28%	1.96%	0.06%	20.12%	0.00%
Rental expenses	11.58%	10.72%	0.00%	4.75%	0.00%	5.85%	7.73%	31.59%	36.56%	16.51%	14.07%
Consulting expenses	19.82%	41.81%	13.64%	52.30%	8.63%	22.03%	41.99%	127.60%	162.63%	40.18%	79.23%
Travel expense	11.58%	18.97%	1.86%	15.45%	1.81%	10.43%	0.89%	40.71%	4.77%	8.42%	23.45%
Diminution in investment	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.95%	33.26%
License Fees	0.00%	0.05%	0.00%	12.07%	0.00%	48.62%	60.85%	121.34%	0.00%	0.00%	0.00%
Legal expenses	7.55%	13.42%	4.01%	56.02%	22.65%	28.82%	14.51%	204.31%	151.98%	19.69%	49.53%
Patent Costs	10.97%	16.48%	0.00%	14.86%	0.00%	4.39%	0.00%	38.43%	0.00%	0.00%	0.00%
Insurance Costs	3.41%	3.22%	2.43%	3.81%	1.73%	6.11%	9.61%	25.86%	17.75%	2.23%	5.01%
Directors Fees	3.41%	9.42%	7.45%	19.17%	29.39%	10.29%	11.34%	31.97%	17.40%	0.00%	0.00%
ASX/ASIC & Share Registry Fees	0.00%	#REF!	0.00%	3.14%	5.78%	5.14%	22.51%	39.72%	72.21%	3.68%	10.26%
Stamp Duty	0.00%	#REF!	0.00%	0.00%	0.00%	0.51%	2.56%	26.09%	49.64%	4.75%	13.21%
Other expenses from ordinary activities	19.62%	31.63%	13.12%	23.22%	16.15%	21.56%	14.69%	29.98%	41.16%	10.74%	51.32%
Total Expenses from ordinary activities	230.10%	399.27%	127.07%	380.13%	171.76%	297.55%	292.38%	1152.21%	737.08%	242.72%	432.04%

QR Sciences Holdings Ltd.

Historical Income Statement - Common Size

Exhibit I-4

For the Twelve Months Ended June 30,	TTM December 31, 2006	Economic 2006	Parent 2006	Economic 2005	Parent 2005	Economic 2004	Parent 2004	Economic 2003	Parent 2003	Economic 2002	Parent 2002
EBITDA	-130.10%	-281.13%	-66.16%	-280.13%	-71.76%	-197.55%	-192.38%	-1052.21%	-637.08%	-142.72%	-332.04%
Depreciation and amortisation expense	21.73%	19.67%	0.52%	5.45%	0.80%	6.57%	1.78%	19.82%	2.26%	1.65%	1.45%
Operating Profit (EBIT)	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Income tax expense relating to ordinary activities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Profit (loss) from ordinary activities after related income tax expense	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Profit (loss) from extraordinary item after related income tax expense	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net profit (loss)	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Net profit (loss) attributable to outside equity interests	0.00%	65.60%	360.44%	65.60%	0.00%	-107.42%	0.00%	-382.71%	0.00%	0.00%	0.00%
Net profit (loss) attributable to members of the parent equity	0.00%	-219.98%	-219.98%	-219.98%	-72.56%	-96.69%	-194.16%	-689.32%	-639.34%	-144.38%	-338.58%
Basic earnings per share (cents per share)	($0.12)	($0.03)	($0.03)	($0.03)		($0.03)		($0.04)		($0.09)	
Diluted earnings per share (cents per share)	($0.11)	($0.02)	($0.02)	($0.02)		($0.02)		($0.03)		($0.03)	

EBITDA	**-130.10%**	**-237.97%**	**-108.62%**	**-280.13%**	**-71.76%**	**-197.55%**	**-192.38%**	**-1052.21%**	**-637.08%**	**-142.72%**	**-332.04%**
Depreciation and Amortization	21.73%	16.65%	0.85%	5.45%	0.80%	6.57%	1.78%	19.82%	2.26%	1.65%	1.45%
EBIT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**
Interest	0.00%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
EBT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**
Tax	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
EAT	**-151.83%**	**-254.62%**	**-109.46%**	**-285.58%**	**-72.56%**	**-204.12%**	**-194.16%**	**-1072.03%**	**-639.34%**	**-144.38%**	**-333.49%**

QRSciences Holdings Ltd.
Historical Financial Statements - Ratio Analysis (Presented in Australian Dollars)

Exhibit I-5

For the Twelve Months Ended:	TTM December 31, 2006	Economic June 30, 2006	Parent June 30, 2006	Economic June 30, 2005	Parent June 30, 2005	Economic June 30, 2004	Parent June 30, 2004	Economic June 30, 2003	Parent June 30, 2003	Economic June 30, 2002	Parent June 30, 2002
Profitability											
Gross Margin	100.00%	100.00%	100.00%	63.23%	100.00%	87.09%	100.00%	58.90%	100.00%	80.72%	100.00%
Operating Margin	-151.83%	-254.62%	-109.46%	-248.81%	-72.56%	-191.20%	-194.16%	-1030.93%	-639.34%	-125.10%	-333.49%
Net Margin	-151.83%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
Asset Turnover	0.05	0.06	0.03	0.07	0.02	0.06	0.02	0.01	0.01	0.15	0.05
Financial Leverage	141.67%	142.39%	100.50%	102.80%	100.38%	104.22%	100.34%	119.35%	123.42%	103.85%	103.85%
Return on Equity	-11.78%	-21.46%	-3.45%	-20.50%	-1.80%	-13.02%	-3.06%	-12.61%	-6.54%	-22.53%	-18.69%
Pre-Tax Return on Assets	-8.32%	-15.07%	-3.43%	-19.94%	-1.79%	-12.49%	-3.05%	-10.57%	-5.30%	-21.69%	-18.00%
Liquidity											
Current Ratio	1.10	0.67	7.73	4.91	17.62	2.38	30.78	0.76	1.03	3.11	3.11
Quick Ratio	1.10	0.67	7.73	4.88	17.62	2.36	30.78	0.76	1.03	3.11	3.11
Working Capital (WC)	642,000	(1,286,731)	$1,473,398	$3,439,548	$2,383,330	$1,877,217	$2,615,487	($1,356,519)	$114,520	$284,681	$284,679
WC to Sales	0.26	(0.48)	1.07	1.52	2.52	0.91	6.37	(3.97)	0.64	0.52	1.45
Asset efficiency											
Receivables Turnover	1.59	8.84	0.00	5.64	0.10	7.37	0.09	15.92	0.09	5.47	1.96
Days Receivables	226.28	40.74	0.00	64.75	3646.19	49.52	4289.76	22.92	4245.94	66.75	185.84
Payables Turnover	N/A	N/A	N/A	1.61	10.87	1.29	2.69	0.12	0.88	6.54	1.45
Days Payables	N/A	N/A	N/A	226.60	33.59	282.17	135.71	3054.19	415.67	55.84	250.96
Sales to Net Fixed Assets	0.07	0.06	0.03	0.08	0.03	0.07	0.02	0.01	0.01	0.17	0.06
Sales to Total Assets	0.05	0.06	0.03	0.07	0.02	0.06	0.02	0.01	0.01	0.15	0.05
Leverage											
Interest Coverage	(2.00)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Liabilities to Total Assets	29.41%	29.77%	0.50%	2.72%	0.37%	4.05%	0.34%	16.21%	18.98%	3.71%	3.71%
Debt to Equity	41.67%	42.39%	0.50%	2.80%	0.38%	4.22%	0.34%	19.35%	23.42%	3.85%	3.85%
Cash Flow											
EBIT	(3,738,000)	(6,789,811)	(1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
to Sales	-151.83%	-300.80%	-66.68%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%
EBT	($3,738,000)	($6,789,811)	($1,505,090)	($6,446,259)	($686,123)	($4,199,926)	($797,672)	($3,663,181)	($1,148,305)	($789,506)	($655,006)
to Sales	-151.83%	-254.62%	-109.46%	-285.58%	-72.56%	-204.12%	-194.16%	-1072.03%	-639.34%	-144.38%	-333.49%

QRSciences Holdings Ltd.

Acquisitions of Comparable Companies/Technologies (Presented in USD)

Exhibit II

Acquiring Entity	Acquired Entity	Date	Acquisition Amount	Technology Acquired	Reason for Inclusion/Exclusion
GE Infrastructure (unit of GE)	InVision Technologies, Inc.	Dec. 2004	$900,000,000	Leading supplier of explosive detection systems (EDS), extensive use of "QR technology and CT in products	Comp USED
	Iontrack	Oct. 2002	$6,000,000,000	drugs and explosives in aviation and high threat facility security.	Acquired too long ago
Rapiscan Systems (subsidiary of OSI Systems)	Advanced Research & Application Corp.	Jan. 2004	$7,600,000	Eagle: mobile x-ray inspection system designed to scan shipping containers at seaports	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Cyrano Sciences	Mar. 2004	$15,000,000	Miniature sensors to detect and identify chemical vapors, to be used in defense and counter terrorism	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	SensIR Technologies	Apr. 2004	$75,000,000	Manufacturer of infrared-based analyzers	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Farran Technologies	Feb. 2005	€ 19,000,000 plus performance €5M	Millimeter wave technologies for detection of hidden weapons and explosives and for other applications	Not comparable technology
Rapiscan Systems (subsidiary of OSI Systems)	Barringer Instruments	Oct. 2004	$49,000,000	Ion Mobility Spectroscopy (IMS) for detection of narcotics and explosives in airports	Not comparable technology
L3	Millivision	Nov. 2002	20% equity investment	Passive millimeter wave technology to detect concealed weapons and other contraband hidden on the human body	Strategic Partnership -no material impact on L3
Digital Power Capital LLC	Nomadics	Apr. 2004	undisclosed	Fido "sniffers" explosive and chemical detection technology	Not comparable technology
L3	Titan Corporation	Jun. 2005	$2.65 Billion	Services, systems and products for Command, Control, Communications, Intelligence , Survellaince & Reconnaissance (C3ISR), provider to DoD and US Intelligence agencies.	Not comparable technology
L3	CyTerra Corporatiion	Mar. 2006	undisclosed	Threat detechtion technology synergistic w/ L3's Security & Detection Systems (S&DS). Sensors for military and homelnad markets, portable land mine detectors & see-through building detectors.	Not comparable technology
L3	SafeView, Inc.	Mar. 2006	undisclosed	Threat detechtion technology synergistic w/ L3's Security & Detection Systems (S&DS). Non-ivasive security systems using patented millimeter wave technology (MMW) to detect concealed contraband.	Terms undisclosed as no material impact on L3

QRSciences Holdings Ltd.

Invison Technologies, Inc. Acquisition of Quantum Magnetics, Inc.

Acquisition of September 30, 1997 (Presented in USD)

(in thousands unless noted) **Exhibit III**

Date	Amount	Notes
Apr-97	$1,200	Initial Cash Investment representing 10% ownership in Quantum
Sep-97	777	Common Stock of InVision issued for Remaining Shares of Quantum
	$15.19	Price per InVision share at closing on September 30, 1997
	$11,800	
	$13,000	Total amount paid to acquire Quantum

QRSciences Holdings Ltd.

Invison Technologies, Inc. Acquisition of Quantum Magnetics, Inc.

Acquisition of September 30, 1997 (Presented in USD)

Asset Allocation based on Quantum Magnetics Balance Sheet of 6/30/1997

(in thousands unless noted) **Exhibit IV**

	Before the Acquisition		After the Acquisition	
	Amount	Percent	Amount	Percent
Assets				
Current Assets	$1,762	85.16%	$1,762	11.94%
Property and Equipment	307	14.84%	307	2.08%
Intangible Assets [1]	0	0.00%	12,683	85.97%
Total Assets	$2,069	100.00%	$14,752	100.00%
Liabilities and Owners Equity				
Liabilities				
Current Liabilities	$1,752.00	84.68%	$1,752	11.88%
Long-term Liabilities	0	0.00%	0	0.00%
Total Liabilities	1,752	84.68%	1,752	11.88%
Owners Equity	317	15.32%	13,000	88.12%
Total Liabilities and Owners Equity	$2,069	100.00%	$14,752	100.00%

Notes:

1 - Quantum's Intangible Assets (IA) refer to its Quadrapole Resonance Technology (QRT).(see report)

Source: Quantum Magnetics, Inc. SEC Filing 8K 1997: consolidated balance sheet as of 9/30/1997;
Item 2.: Acquisition Deposition of Assets

QRSciences Holdings Ltd.

InVision Common Stock History (Presented in USD)

Exhibit V

Year	Shares Issued	Shares Outstanding
1995	124,000	124,000
1996	9,871,000	9,871,000
1997 *	11,932,000	11,932,000
1998	12,067,000	12,067,000
1999	12,190,000	12,190,000
2000	12,814,000	12,613,000
2001	13,730,000	13,539,000
2002	17,243,000	17,008,000
2003	17,782,000	17,095,000
2004 **		**17,095,000**
Number of Shares Issued to Quantum		777,000
Percentage of InVision held by Quantum		**4.55%**

Notes:

* On 9/30/1997 Invision issued 777,000 shares of common stock to acquire Quantum Inc. At the date of acquistiion Quantum had 9,284,705 common stock and equivalents outstanding.

** All figures are taken from GE-Invision's SEC 10K filings with the exception of 2004. 2004 reflects the shares outstanding as of Nov 4, 2004 as reported in the company's 10Q filing and prior to the finalization of Invision's acquisition by GE in December.

QRSciences Holdings Ltd.

GE Acquisition of Invision Technologies, Inc.

Value of Quantum Intangibles upon Acquistion as of November 4, 2004 (Presented in USD)

(in thousands unless noted as percentage) **Exhibit VI**

Calendar of Events

3/15/2004	GE Announces acquisition of InVision Technologies, Inc.
12/6/2004	InVision Acquisition Finalized

Calculation of Value of Quantum Magnetics Intangible Assets Based on Acquisition Price

GE Acquisition Amount	$900,000
Percentage of InVision attributable to Quantum (Exhibit III)	4.55%
Value of Quantum based on GE Acquisition	$40,906
Quantum Intagibles as a Percent of Total Quantum Assets (Exhibit II)	85.97%
Value of Quantum Intangibles	$35,169

Calculation of Percent of GE Intangible Asset Allocation Attributable to Quantum Magnetics Intangible Assets

Invision Balance Sheet at 9/26/2004	
Assets	
Current Assets	$505,088
Property and Equipment	10,077
Total Assets	515,165
Total Liabilities	(228,746)
Equity	286,419
Total Paid for InVision's Intangible Assets ($900,000 - $286,419)	$613,581
Quantum's Intangible Asset Value (from above)	$35,169
Percentage of Invision Intangibles attributed to Quantum Intellectual Property	**6.67%**

Source: InVision Technologies SEC Filing 10Q November 4,2004 Consolidated Balance Sheets

QRSciences Holdings Ltd.

Summary of Valuation (Presented in USD)

(in thousands) **Exhibit VII**

Market Approach			
	Indicated IP Value		$35,169
	Add: BTG Plc acquired IP (in USD)		$5,900
	Total IP Value		$41,069
	* Less: Cost to Sell Discount @ 10%		($4,107)
Indicated Intellectual Property Value		**A**	**$36,962**
	Carrying amount of IP		AUS $35M
	Exchange Rate on February 22, 2007		1.27
Book Value of Intangible Assets at February 22, 2007		**B**	**$27,069**

Conclusion

Impairment Amount (B - A)	**No Impairement**

Notes:

* - Source: Journal of Financial Research. A comparison of underwriting costs of initial public offerings by investment and commercial banks. Winter 2003. Evidence suggests that gross margins for IPO underwriting cluster around 7% and are directly related to IPO size.

FINANCIAL SERVICES GUIDE

AND

INDEPENDENT EXPERT'S REPORT

QRSciences Holdings Limited

3 April 2007

BDO

Consultants (WA) Pty Ltd
ABN 92 008 864 435

BDO

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdowa.com.au
www.bdo.com.au

Financial Services Guide

3 April 2007

BDO Consultants (WA) Pty Ltd ABN 92 008 864 435 ("**BDO Consultants**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged by QRSciences Holdings Limited ("QRS") to provide an independent expert's report on the proposal regarding the exchange of a promissory note for convertible notes and options. You will be provided with a copy of our report as a retail client because you are a shareholder of QRSciences Holdings Limited.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- Who we are and how we can be contacted;
- The services we are authorised to provide under our **Australian Financial Services Licence, Licence No. 246328;**
- Remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
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- Our internal and external complaints handling procedures and how you may access them.

Information about us

BDO Consultants (WA) Pty Ltd is ultimately owned by the Perth partnership of BDO. BDO and its related entities provide services primarily in the areas of audit, tax, consulting and financial advisory services. Our directors are partners in the Perth partnership of BDO.

The Perth partnership of BDO is a member firm of BDO in Australia, a national association of separate partnerships and entities. The financial product advice in our report is provided by BDO Consultants (WA) Pty Ltd and not by the Perth partnership of BDO or its related entities.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Perth partnership of BDO (and its related entities) might from time to time provide professional services to financial product issuers in the ordinary course of business.

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We hold an Australian Financial Services Licence that authorises us to provide general financial product advice to retail and wholesale clients in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues in relation to:

- derivates limited to old law securities options contracts and warrants;
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When we provide the authorised financial services we are engaged to provide expert reports in connection with the financial product of another person. Our reports indicate who has engaged us and the nature of the report we have been engaged to provide. When we provide the authorised services we are not acting for you.

General Financial Product Advice

We only provide general financial product advice, not personal financial product advice. Our report does not take into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice

Fees, Commissions and Other Benefits that we may receive

We charge fees for providing reports, including this report. These fees are negotiated and agreed with the person who engages us to provide the report. Fees are agreed on an hourly basis or as a fixed amount depending on the terms of the agreement. The fee for this engagement is approximately $21,400

Except for the fees referred to above, neither BDO Consultants, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

We have received a fee from QRSciences Holdings Limited for our professional services in providing this report. That fee is not linked in any way with our opinion as expressed in this report.

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We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing addressed to The Complaints Officer, BDO Consultants (WA) Pty Ltd, PO Box 7426 Cloisters Square, Perth WA 6850.

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial service industry. FICS will be able to advise you as to whether or not they can be of assistance in this matter. Our FICS Membership Number is F-3820.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

Financial Industry Complaints Services Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 780 808
Facsimile: (03) 9621 2291
Email: fics@fics.asn.au

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

QRSciences Holdings Limited

INDEPENDENT EXPERT'S REPORT

TABLE OF CONTENTS

1. INTRODUCTION 1
2. SUMMARY AND OPINION 1
3. OUTLINE OF OFFER 2
4. REPORT REQUIREMENTS 7
5. BASIS OF EVALUATION 7
6. PROFILE OF QRSCIENCES HOLDINGS LIMITED 8
7. VALUATION METHODOLOGIES 11
8. VALUATION OF QRS PRIOR TO THE TRANSACTION 13
9. VALUATION OF QRS IF THE TRANSACTION IS APPROVED 17
10. VALUATION IF THE TRANSACTION IS NOT APPROVED 23
11. IS THE TRANSACTION FAIR? 25
12. OTHER CONSIDERATIONS 25
13. IS THE TRANSACTION REASONABLE? 27
14. POSITION IF TRANSACTION IS APPROVED 27
15. CONCLUSION 28
16. SOURCES OF INFORMATION 28
17. INDEPENDENCE 29
18. QUALIFICATIONS 29
19. DISCLAIMERS AND CONSENTS 29

BDO

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdowa.com.au
www.bdo.com.au

3 April 2007

The Directors
QRSciences Holdings Limited
8 – 10 Hamilton Street
CANNINGTON WA 6106

Dear Sirs

INDEPENDENT EXPERT'S REPORT - QRSCIENCES HOLDINGS LIMITED

1. INTRODUCTION

BDO Consultants (WA) Pty Ltd ("**BDO**") has been engaged by QRSciences Holdings Limited ("**QRS**") to prepare an Independent Expert's Report ("**our Report**") to express an opinion as to whether or not the approval of Resolution 3 contained in the attached Notice of General Meeting (**"the Transaction"**) is fair and reasonable to the non-associated shareholders ("**Shareholders**") of QRS.

Our Report is to be included in the Explanatory Memorandum prepared by QRS to be sent to all Shareholders to assist them in deciding whether to accept or reject the Transaction.

2. SUMMARY AND OPINION

We have considered the terms of the Transaction as outlined in the body of this report and have concluded that the Transaction is **reasonable although not fair** to Shareholders.

Not withstanding that we consider the Transaction to be unfair based on pricing, the extent of disadvantages for Shareholders that exist, should the Transaction be not approved, are such than in our opinion the Transaction is reasonable, subject to no superior alternative emerging.

In Section 11 we determined the value of a share on a net assets basis if the Transaction is approved compared to the value of a share on a net asset basis if the Transaction is not approved. The net asset values per share are as detailed below.

		Value $	
	Ref:	Low	High
Value per Share if the Transaction is Approved	9.6	0.70	0.77
Value per Share if the Transaction is Not Approved	10.2	0.75	0.75

As there are different alternatives that can be taken by the Vision Opportunity Master Fund, Ltd (**Vision**) and Platinum Partners Value Arbitrage Fund LP (**Platinum**) (collectively known as the **"Holders"**) if the Transaction is approved, we have noted in section 9.4 that the transaction is fair under some circumstances. We have analysed eight different alternatives and in only three of the eight alternatives the value per share was above 75 cents. As a result we concluded that the Transaction is unfair for Shareholders.

2.6 Reasonableness

We have considered the analysis in Sections 13 and 14 of this report, in terms of both

- Advantages and Disadvantages of the Transaction; and
- Alternatives, including the position of Shareholders if the Transaction does not proceed.

In our opinion, the position of Shareholders if the Transaction proceeds is more advantageous than the position if the Transaction does not proceed. Accordingly, we believe that the Transaction is reasonable for Shareholders.

The respective advantages and disadvantages considered are summarised below:

ADVANTAGES AND DISADVANTAGES			
Section	Advantages	Section	Disadvantages
14.1.1	Relief from paying Liquidated Damages of $1,000,000 to Vision and Platinum	14.2.1	Potential Dilution of Share Capital to current shareholders
14.1.2	Deferral of Principal Payment to 6 June 2007	14.2.2	Significant Interest held by Vision and Platinum
14.1.3	Potential for injection of further funds through the exercise of options		
14.1.4	Improved cash flows through conversion of debt into equity		
14.1.5	The company will encounter significant liquidity problems if the transaction is not approved		

3. OUTLINE OF OFFER

The Transaction is encompassed in one resolution which is to be put to shareholders being "Resolution 3 - Approval of Transaction - Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage LP".

Upon approval of this resolution, QRS will proceed with the following which we refer to collectively as the Transaction;

- The promissory notes issued to Vision and Platinum on 6 February 2007 will be converted into convertible notes with an aggregate principal of $3,801,546 and an annualised interest rate of 12 percent (with interest payable on 6 June 2007 calculated at $152,061). The holders of the convertible notes can convert the notes at the conversion price (Refer to section 9.1 for an explanation of the calculation of conversion price);
- Bridging fees of 15 percent of the principal ($570,232) payable by QRS to Vision and Platinum would be payable in cash, shares at the conversion price or a combination of cash and shares;
- 3,801,547 options with an exercise price of 60 cents and expiry date 7 years from the issue to the Holders (Class A options);
- 3,801,547 options with an exercise price of 81 cents and expiry date of 7 years from the issue to the Holders (Class B options); and
- The issue of C Class options. The terms and conditions of the C Class Options have been set out in section 12.3.

If the Transaction is not approved the following events will take place;

- QRS will be obligated to immediately repay to the holders the amount of $3,801,546 representing the principal of the promissory notes;
- QRS will be obligated to immediately repay any outstanding interest payments to the Holders;
- QRS will pay $1,000,000 (being liquidated damages to Vision and Platinum in proportion to the outstanding principal amount of the Notes) as soon as practicable; and
- QRS will repay the bridging fee of $570,232 to the Holders as soon as practicable.

As a consequence of the rejection of the Transaction, QRS will be required to pay a total of $5,371,778 and any outstanding interest payments to Vision and Platinum in cash.

3.1 Recent Share Issues

Since 1 January 2007 QRS has issued the following shares and options:

Date	Amount raised $	Details
10 January 2007	253,550	Conversion of 2,368,677 B preference shares to ordinary shares
		Issue of 27,854 ordinary shares and 50,500 $1.00 options pursuant to Employee Share Plan
		Issue of 383,096 ordinary shares pursuant to acquisition of BTG Patents
		Issue of 507,100 shares and 253,250 $0.60 Options for working capital
8 February 2007	2,000,000	Issue of 350,878 ordinary shares pursuant to acquisition of BTG Patents
		Issue of 4,000,000 ordinary shares and 2,000,000 $0.60 unlisted options for working capital
22 February 2007	1,072,199	Issue of 2,144,397 shares and 322,199 unlisted options for working capital.

3.2 Capital Structure

As at 28 February 2007 the capital structure of the Company was as follows;

Number of Shares	Number	%
Platinum and Vision	-	-
Non-associated shareholders	50,001,139	100.00%
Total	50,001,139	100.00%

We have noted Resolution One within the General Notice of Meeting proposes to issue 20,000,000 new shares. If this resolution is approved and the shares are issued, the share structure would be as follows;

Number of Shares	Number	%
Platinum and Vision	-	-
Non-associated shareholders	70,001,139	100.00%
Total	70,001,139	100.00%

If the Transaction is approved, the following events can take place subject to the Holders of the financial instruments exercising their rights to convert these instruments into shares;

- Conversion of $570,232 Bridge fee payable into 1,809,112 ordinary shares
- Conversion of $3,801,546 Convertible Note into 12,060,742 ordinary shares
- Conversion of 7,603,094 Class A and Class B options into 7,603,094 ordinary shares

	Exercise of Bridging Fees share structure		Exercise of Bridging Fees & Exercise of convertible note share structure		Exercise of Bridging Fees, Exercise of convertible notes & Exercise of Class A and Class B Options share structure	
Number of Shares	Number	%	Number	%	Number	%
Platinum and Vision	1,809,112	2.52%	13,869,854	16.54%	21,472,948	23.47%
Non-associated shareholders	70,001,139	97.48%	70,001,139	83.46%	70,001,139	76.53%
	71,810,251	100.00	83,870,993	100.00	91,474,087	100.00

*The Class C options impacts have not been included in the analysis above. For further details refer to Section 12.4.

*Impacts of interest payable converted into shares has not been taken into account in the above table. Refer to section 9.3

3.3 Historical Balance Sheets

QRSciences Holdings Limited	Audit Reviewed Six months ended 31 December 2006 A$'000	Audited Year ended 30 June 2006 A$'000	Audited Year ended 30 June 2005 A$'000
Current Assets			
Cash Assets	1,180	1,986	4,016
Receivables	3,095	318	286
Inventory	2,866	292	19
Prepayments	141	-	-
Total Current Assets	**7,281**	**2,596**	**4,320**
Non-Current Assets			
Intangibles – Intellectual Property	34,286	39,822	27,184
Other financial assets	2,563	2,340	528
Property, plant and equipment	495	302	293
Goodwill	329	-	-
Total Non-Current Assets	**37,673**	**42,464**	**28,005**
Total Assets	**44,954**	**45,060**	**32,326**
Current Liabilities			
Payables	3,068	872	618
Interest-bearing liabilities	239	-	-
Provisions	562	248	263
Other Payables	2,770	2,763	-
Total Current Liabilities	**6,639**	**3,883**	**881**
Non-Current Liabilities			
Interest Bearing Liabilities	34	-	-
Other	6,549	9,532	-
Total Non-Current Liabilities	**6,583**	**9,532**	**-**
Total Liabilities	**13,222**	**13,415**	**881**
Net Assets	**31,732**	**31,645**	**31,445**
Contributed Equity	**54,689**	**50,864**	**43,874**
Retained Profits Accumulated (Losses)	**(22,957)**	**(19,219)**	**(12,429)**
Total Equity	**31,732**	**31,645**	**31,445**

Source: QRS Annual Report 30 June 2006 and QRS Half Year Report 31 December 2006

3.4 Historical Income Statements

QRSciences Holdings Limited	Audit Reviewed Six months ended 31 December 2006 A$'000	Audited Year ended 30 June 2006 A$'000	Audited Year ended 30 June 2005 A$'000
Revenue from Ordinary Activities	7,671	2,667	2,257
Raw materials and consumables used	(5,343)	(564)	(830)
Employee Benefits Expense	(2,937)	(5,159)	(4,272)
Depreciation and amortisation	(535)	(444)	(123)
Rental Expense	(285)	(242)	(107)
Consulting Expense	(488)	(944)	(1,181)
Travel Expense	(285)	(428)	(349)
License Fees	-	(1)	(272)
Legal Expense	(186)	(303)	(1,265)
Patents Costs	(270)	(372)	(335)
Insurance Expense	(84)	(73)	(86)
Director Fees	(84)	(213)	(433)
Bad & Doubtful Debts	(206)	-	-
Other expense from Ordinary Activities	(706)	(714)	(595)
Loss form ordinary activities	(3,738)	(6,790)	(7,590)
Income tax expense	-	-	-
Net Loss After Tax	(3,738)	(6,790)	(7,590)
Net Loss attributable to outside equity interests		-	1,481
Total changes in equity other than those resulting from transactions with owners as owners	(3,738)	(6,790)	(6,109)

Source: QRS Annual Report 30 June 2006 and QRS Half Year Report 31 December 2006

3.5 Commentary on the Historical Balance Sheets and Historical Income Statements

During the half year ended 31 December 2006, QRS acquired Baxall Australia Pty Ltd (**"Baxall"**). As a result of this acquisition, Baxall's revenue and cost of goods sold have been included within the half year numbers to December 2006. For the half year ended December 2006, Baxall contributed $6.9 million in revenue and a loss of $79,511 to the QRS group's losses. The addition of Baxall's revenue numbers into the QRS consolidated group has significantly increased QRS' revenues for the period. The net assets of QRS have also increased due to the Baxall acquisition. At 31 December 2006, the Baxall subsidiary had $2.6 million of receivables and $2.9 million of inventory.

4. REPORT REQUIREMENTS

4.1 Vision and Platinum do not currently hold any shares in QRS. Vision currently holds a relevant interest in 1,946,254 Shares. This relevant interest arises due to the lock-up agreements entered into by the directors and senior management of QRS which require that the consent of Vision is obtained prior to the directors disposing or otherwise dealing with their shares. The Company has been advised that for the purposes of the Transaction which is the subject of Resolution 3, Vision and Platinum Partners are Associates and that neither Vision nor Platinum Partners have any other Associates. If the Transaction is approved, the Holders will have the capacity to acquire up to 23.47 percent of the issued shares of QRS through the convertible notes, options and bridging fee acquired in the Transaction. Section 606 of the Corporations Act ("**the Act**") expressly prohibits the acquisition of shares by a person who holds (with associates) less than 20 percent of the issued shares of a listed entity if that acquisition will cause them to hold more than 20 percent unless a full takeover offer is made to all shareholders.

4.2 Section 611 permits an acquisition of shares in a listed entity by a person who will acquire more than 20 percent if the shareholders of that entity have agreed to the issue of such shares. This agreement must be by resolution passed at a general meeting at which no votes are cast in favour of the resolution by any party who is associated with the party acquiring the shares, or by the party acquiring the shares. Section 611 states that shareholders of the company must be given all information that is material to the decision on how to vote at the meeting.

4.3 Policy Statement 74 issued by the Australian Securities and Investments Commission ("**ASIC**") deals with "Acquisitions Agreed to by Shareholders". It states that the obligation to supply shareholders with all information that is material can be satisfied by the non-associated directors of QRS, by either:

- undertaking a detailed examination of the Transaction themselves, if they consider that they have sufficient expertise; or
- by commissioning an Independent Expert's Report.

The directors of QRS have commissioned this Independent Expert's Report to satisfy this obligation.

5. BASIS OF EVALUATION

5.1 Regulation Guidelines

In determining whether the Transaction is fair and reasonable, we have had regard to the views expressed by the ASIC in their Policy Statements 74 and 75 and Practice Notes 42. These Policy Statements suggest that an opinion as to whether transactions are fair and reasonable should entail consideration of all the circumstances of the Transaction.

Such consideration includes a comparison of the likely advantages and disadvantages for Shareholders if the Transaction is accepted, with the advantages and disadvantages to those Shareholders if it is not.

5.2 Adopted Basis of Evaluation

Having regard to both Policy Statements above, BDO has completed this comparison in two parts:

- a comparison between the value of a Company Share if the Transaction is approved and the value if the Transaction is not approved (fairness – see Section 11 "Is the Transaction Fair"); and
- an investigation into other significant factors to which Shareholders might give consideration, prior to approving the resolution, after reference to the value derived above (reasonableness – see Section 13 "Is the Transaction Reasonable?").

5.3 The Transaction could be considered "reasonable" if there are valid reasons to approve the Transaction, notwithstanding that it may not be regarded as "fair" to Shareholders.

6. PROFILE OF QRSCIENCES HOLDINGS LIMITED

6.1 History

QRS' corporate strategy via its fully owned subsidiary, QRsciences Pty Ltd is to develop, design and sell systems, components and software for commercial and anti-terrorism related applications especially within the fields of explosives, narcotic detection and pharmaceutical.

QRS was incorporated in Western Australia in 1995, after a name change from Thorlock International Ltd. Thorlock was an unlisted private company that developed quadrupole resonance ("QR") technology. The 1996 year saw an aggressive research and development program adopted by QRS into QR as there were indications from US government officials that QR technology was desired to be included in public aviation security systems.

A shell company called Clearwater Group Limited acquired QRSciences Pty Ltd in December 2002 and changed the name of the company to QRSciences Holdings Limited on 24 September 2003. The company completed the acquisition of QRSciences Pty Ltd in April 2005.

On the 12 February 20071, QRS completed the purchase of the business and key assets of Baxall. Baxall is a direct seller and distrubtor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components.

The company has an 22 percent investment in Spectrum San Diego Inc ("Spectrum"). Spectrum mains products are the Sentry Scope camera range and the prosthetic and cast scanner, CastScope.

The Company's shares trade on the Australian Stock Exchange under the code QRS and in the U.S. over the counter (OTC) market through the Bank of New York via American Depository Receipts (ADR's) under the code of QRSHY. QRS is based in Perth, Western Australia and also fully owns a subsidiary, QRSciences Corporation, which is based in San Diego, California.

6.2 Quadrupole Resonance

QRS specializes in the research and development of scanning devices using QR for the purpose of security. QR uses radio waves to stimulate certain atoms such as nitrogen, which is ubiquitous in explosives. The wavelength spectrum of the energy re-emitted by the excited atoms can then be used to identify the molecule. Approximately 10,000 different chemical substances have been detected by QR worldwide. The device that QRS utilizes is the Rapiscan QXR1000, which uses the combination of QR and x-rays in the scanning process.

The x-ray scanning process is able to detect threats such as guns, knives and improvised explosive devices, while the QR is able to detect chemical compounds commonly found in explosives and narcotics, which the x-ray scan may happen to oversee. Combining QR technology with existing x-ray systems, an enhanced automated checkpoint screening solution is achieved.

6.3 The Industry

As terrorism has become a problem facing western civilisation, the need for tighter and more stringent security measures are needed. This has led to a boom in the market of security related products. The devices used in the detection of illegal substances range from gamma-ray detectors used to scan ships, to hand held devices used to find explosives using trace or vapour detection.

Since the terrorist attacks on the US in 2001, governments internationally have targeted airline security as a major area problem, and have increased the level of security in all airports. The aviation security market accounts for approximately 40 percent of the demand for inspection devices, while the US alone spends more on security detection devices than Europe, Australia, Japan, Canada and Mexico combined. Currently, worldwide expenditure on public security accounts for 4 percent of global GDP, with this expected to increase 5 percent annually over the next ten years.

More recently, the transatlantic aircraft plot in August 2006 at Heathrow, London showed that improved technology is helping plan terrorist attacks. The demand for increased and more sophisticated security devices, detecting illegal substances, is substantial.

The top 30 firms in the field of aviation services market earned a collective $US 2.6billion in 2004, and is predicted to earn more than $US 6.1billion in 2009, according to a Frost & Sullivan research report. This equates to an increase of approximately 235 percent over the 5 year period. Frost & Sullivan has estimated that the global aviation services market is worth $US69 billion as at 28 July 2006. Approximately $US52 billion is represented by airport security equipment, with 40 percent of the $US52 billion market segment in North America, and 35 percent in Europe.

Over the next five years, Civitas (a Washington-based strategic advisory and investment services company) believes the addressable US homeland security market will range between $US 136 billion and $US 145 billion cumulatively with 7 percent of this expenditure being in regards to aviation security.

6.4 Budget Expenditure – Australia and the United States of America

The Australian Federal Budget Fiscal Year 2006 – 2007 states that the government will provide $48.2 million over four years to strengthen the security measures for international and domestic passenger aircraft through increased inspection of air cargo.

This initiative will include funding for the trial of x-ray inspection technology, further development of explosive trace detection equipment, and increased use of explosives detector dog team. A national Regulated Air Cargo Agent Verification scheme will also be developed, and a quality assurance regime for Regulated Air Cargo Agent security training implemented. This initiative also includes capital funding of $4.7 million over fours years for the purchase of additional mobile x-ray screening vans, the development of IT systems used for intelligence reporting and investigations of air cargo and additional accommodation.

Per a review of the latest Budget of the United States, the Transportation Security Administration ("TSA") will request $US4.6 billion for aviation screening operations, an increase of $US74 million over the previous period. The TSA will also commit over $US690 million to the purchase, installation, and maintenance of baggage screening devices, including inline systems that will increase baggage throughput up to 250 percent. The budget also provides over $80 million for emerging technology at passenger checkpoints. This technology will enhance the detection of prohibited items, especially firearms and explosives, through the use of additional sensors such as whole body imaging, automated explosive sampling, and cash and prosthesis scanners.

6.5 Capital Structure

The capital structure of QRS as at 28 February 2007 was as follows:

Ordinary Shares	28 February 2007
Total Ordinary Shares on Issue	50,001,319
Top Twenty Shareholders - Ordinary Shares	16,527,550
Top Twenty Shareholders - % of Ordinary Shares on Issue	33.06%

Source: Share registry report as at 28 February 2007

Options	28 February 2007
Total Ordinary Options on Issue	2,626,249
Top Twenty Options Holders - Options	2,525,249
Top Twenty Options - % of Options on Issue	96%

Source: Share registry report as at 28 February 2007

The spread of QRS shareholders as at 28 February 2007 was as follows:

Range of Shares Held	No. of Shareholders	Share	% Issue Capital
1-1,000	1,054	593,733	1.19%
1,001-5,000	1,254	3,443,180	6.89%
5,001-10,000	434	3,457,947	6.92%
10,001-100,000	611	17,858,904	35.72%
100,001 - and over	62	24,647,555	49.28%
TOTAL	**3,415**	**50,001,319**	**100.00%**

Source: Share registry report as at 28 February 2007

The spread of QRS option holders as at 28 February 2007 was as follows:

Range of Options Held	No. of Option holders
1-1,000	-
1,001-5,000	-
5,001-10,000	4
10,001-100,000	1
100,001 - and over	5
TOTAL	**10**

Source: Share registry report as at 28 February 2007

The number of shares held by the substantial shareholders is detailed below:

Shareholder	Ordinary Shares	% Shares Held
Citicorp Nominees Pty Limited	2,023,835	4.05
Wasatch Advisors Inc – Global Science & Tech	1,891,690	3.78
BTG International Ltd	1,633,713	3.27
Wasatch Advisors Inc – Micro Cap Value Fund	1,489,600	2.98
Secqr Limited	919,518	1.84

Source: Share registry report as at 28 February 2007

The number of options held by the substantial option holders is detailed below:

Option holder	Options	% Options Held
Wasatch Advisors Inc – Global Science & Technology Fund	945,845	36
Wasatch Advisor Inc – Micro Cap Value Fund	744,800	28
Wasatch Advisor Inc – International Opportunities Fund	309,355	12
Citicorp Nominees Pty Ltd	322,199	12
Calvin G Hori IRA	253,550	10

Source: Share registry report as at 28 February 2007

7. VALUATION METHODOLOGIES

7.1 Methodologies commonly used for valuing assets and businesses are as follows:

7.1.1 Capitalisation of future maintainable earnings ("FME")

This method places a value on the business by estimating the likely FME, capitalised at an appropriate rate which reflects business outlook, business risk, investor expectations, future growth prospects and other entity specific

factors. This approach relies on the availability and analysis of comparable market data.

The FME approach is the most commonly applied valuation technique and is particularly applicable to profitable businesses with relatively steady growth histories and forecasts, regular capital expenditure requirements and non-finite lives.

The FME used in the valuation can be based on net profit after tax or alternatives to this such as earnings before interest and tax ("**EBIT**") or earnings before interest, tax, depreciation and amortisation ("**EBITDA**"). The capitalisation rate or "earnings multiple" is adjusted to reflect which base is being used for FME.

7.1.2 Discounted future cash flows ("DCF")

The DCF methodology is based on the generally accepted theory that the value of an asset or business depends on its future net cash flows, discounted to their present value at an appropriate discount rate (often called the weighted average cost of capital). This discount rate represents an opportunity cost of capital reflecting the expected rate of return which investors can obtain from investments having equivalent risks.

A terminal value for the asset or business is calculated at the end of the future cash flow period and this is also discounted to its present value using the appropriate discount rate.

DCF valuations are particularly applicable to businesses with limited lives, experiencing growth, that are in a start up phase, or experience irregular cash flows.

7.1.3 Net tangible asset value on a going concern basis ("NTA")

Asset based methods estimate the market value of an entity's securities based on the realisable value of its identifiable net assets. Asset based methods include:

- Orderly realisation of assets method
- Liquidation of assets method
- Net assets on a going concern method

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to entity holders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the entity is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the entity may not be contemplated, these methods in their strictest form may not be appropriate. The net assets on a going concern method estimates the market values of the net assets of an entity but does not take into account any realisation costs.

Net assets on a going concern basis are usually appropriate where the majority of assets consist of cash, passive investments or projects with a limited life. All assets and liabilities of the entity are valued at market value under this

alternative and this combined market value forms the basis for the entity's valuation.

Often the FME and DCF methodologies are used in valuing assets forming part of the overall Net assets on a going concern basis. This is particularly so for exploration and mining companies where investments are in finite life producing assets or prospective exploration areas.

These asset based methods ignore the possibility that the entity's value could exceed the realisable value of its assets as they do not recognise the value of intangible assets such as management, intellectual property and goodwill. Asset based methods are appropriate when entities are not profitable, a significant proportion of the entity's assets are liquid or for asset holding companies.

7.1.4 Net Realisable Value ("NRV")

NRV is usually appropriate when an asset or business is to be sold or wound up. The NRV should provide a realistic indication of the value that could be obtained in the event of an orderly realisation of assets.

7.1.5 Quoted Market Price Basis

Another alternative valuation approach that can be used in conjunction with (or as a replacement for) any of the above methods is the quoted market price of listed securities. Where there is a ready market for securities such as the ASX, through which shares are traded, recent prices at which shares are bought and sold can be taken as the market value per share. Such market value includes all factors and influences that impact upon the ASX. The use of ASX pricing is more relevant where a security displays regular high volume trading, creating a "deep" market in that security.

8. VALUATION OF QRS PRIOR TO THE TRANSACTION

We have utilised the Net Assets on a Going Concern basis method of valuation as our primary valuation approach. In doing so we have based our valuation on the 31 December 2006 balance sheet of QRS and have made several adjustments for events that have taken place since 31 December 2006.

We have instructed Cottingham Management Company, LLC (**"Cottingham"**) to prepare a specialist independent valuation report on the value for the intangible assets to enable the fair value of the intangible assets to be reflected in our valuation rather than the cost value of developing these intangible assets.

As QRS is an ASX listed company, the Quoted Market Basis was also considered as a secondary approach. This measure will represent the market's view of the value of QRS. The market value will likely differ somewhat from the net asset value, due to the observable difference between the market perception of the intangible assets and their book value.

In section 8.1, we have valued QRS prior to the Transaction. In section 9, we have analysed the impacts on the value of a QRS share of the Transaction being approved. In section 10 we analysed the impact of non-approval of the Transaction on the value of a QRS share.

8.1 Net Asset Valuation of QRS

The value of QRS on a going concern basis before the Transaction occurring has been reflected in our valuation below;

Item	Ref:	Audit Reviewed 31December 06 $'000	Valuation $'000
Current Assets			
Cash Assets	8.1.1,8.1.2,8.1,8	1,180	14,610
Receivables		3,095	3,095
Inventory		2,866	2,866
Prepayments		141	141
Total Current Assets		**7,281**	**20,712**
Non-Current Assets			
Intangibles – Intellectual Property	8.1.3	34,286	46,941
Other financial assets	8.1.4	2,563	2,935
Property, plant and equipment		495	495
Goodwill		329	329
Total Non-Current Assets		**37,673**	**50,700**
Total Assets		**44,954**	**71,412**
Current Liabilities			
Payables		3,068	3,068
Interest-bearing liabilities	8.1.5	239	4,041
Provisions		562	562
Other Payables	8.1.6	2,770	3,340
Total Current Liabilities		**6,639**	**11,010**
Non-Current Liabilities			
Interest Bearing Liabilities		34	34
Other		6,549	6,549
Total Non-Current Liabilities		**6,583**	**6,583**
Total Liabilities		**13,222**	**17,594**
Net Assets		**31,732**	**53,819**
Ordinary Shares on Issue	8.1.7,8.1,8	39,766,752	70,001,319
Value per share ($)		**0.80**	**0.77**

We do not consider it necessary to adjust the values of any of the items in the QRS balance sheet for the purpose of our valuation as their market value is accurately represented by the carrying value other than the items noted below;

8.1.1 Cash has been increased by $3,801,546 as a result of the promissory note that was issued on 6 February 2007.

8.1.2 Several placements of shares at 50 cents occurred during the months of January and February 2007. This has increased cash by $3,325,749 and increased the number of shares on issue by 6,651,498.

8.1.3 We have increased the valuation of the Intangibles – Intellectual Property from $34,285,764 to $46,941,000 which has been determined as the fair value of the Assets less the Costs to sell on a marketable, controlling interest basis. The independent specialist valuation has been performed by Cottingham Management Company, LLC ("Cottingham"). A copy of this report has been attached. The intangibles acquired on 10 January 2007 and 8 February 2007 for $453,550 have been included within this valuation and have had their values adjusted as per the Cottingham report.

8.1.4 Other financial assets have been increased by $371,603 in relation to the increase in the investment in Spectrum San Diego Inc. This purchase was funded through the issue of shares in QRS.

8.1.5 The promissory notes of $3,801,546 have been included within other interest bearing liabilities.

8.1.6 A bridging fee has been included within other payables for $570,232 and expensed. The bridging fee is payable on maturity of the promissory note on 6 June 2007. The bridging fee is equal to the amount of 15 percent of the principal. As a result of this, the bridging fee has been accrued for within the other payables section.

8.1.7 There have been 10,234,567 shares issued since 1 January 2007. For further information regarding these recent share issues, refer to section 3.1

8.1.8 We have included the effect of a share issue in relation to "Resolution One – Approval of Shares". This resolution states that 20,000,000 Shares will be issued at an issue price of at least 80 percent of the average closing price of Shares on ASX over a 5 trading day period before their issue or, if the Shares are issued under a prospectus, the date of signing of the prospectus.

We have adjusted reflected the issue of 20,000,000 shares in our valuation. As there is no defined prospectus price we have used 80 percent of the average closing share price from 21 March 2007 to 27 March 2007. The average share price of QRS during this period was 39.4 cents. As a result, 80 percent of this average closing price is 31.52 cents. We have accordingly increased the cash balance by $6,304,000 and increased the number of shares by 20,000,000.

Therefore our assessment is that the net value of QRS is $53,819 million. QRS would have 70,001,319 shares on issue, giving QRS a value per a share of 77 cents on a net assets on a going concern basis, prior to the Transaction.

8.2 Quoted Market Prices for QRS Securities

We have undertaken a market priced based valuation as a secondary valuation of QRS shares.

The following chart provides a summary of the share price movement of QRS over the past year from April 2006 to March 2007.


12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
Volume
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Share Price (c)
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Total monthly volume traded on-market
Weighted average on-market monthly share price

Source: ASX

*A 1:10 share split occurred on 5 July 2006 and the above graph is on the basis of the post share spilt adjusted closing prices

An analysis has been performed between 28 March 2006 to 27 March 2007. The daily price of QRS shares from 28 March 2006 to 27 March 2007 has ranged from a high of $0.80 on 9 November 2006 to a low of $0.38 on the 12 March 2007.

To provide further analysis of the market prices for QRS share, we have also considered the weighted average market price for 10, 30, 60 and 90 day periods to 27 March 2007.

QRS Per Share	27-Mar-07 A$	10 Days A$	30 Days A$	60 Days A$	90 Days A$
Closing Price	0.390				
Weighted Average		0.406	0.445	0.496	0.577

Source: ASX

An analysis of the volume of trading in QRS shares prior to the 27 March 2007 is set out below:

Prior to 27 March 2007	Share price (low) A$	Share price (high) A$	Cumulative volume traded	As a % of issued capital
1 day	0.390	0.395	68,823	0.14%
1 week	0.390	0.420	179,243	0.36%
1 month	0.380	0.470	1,986,480	3.97%
3 months	0.380	0.650	5,562,823	11.13%
6 months	03.80	0.800	19,854,858	39.71%
12 months	0.380	0.800	36,455,333	72.91%

Source: ASX

Our assessment is that a range of values for QRS shares based on market pricing, is between $0.39 and $0.58

8.3 Value of QRS Securities

	Ref.	Low Value $ per share	High Value $ per share
Net assets on a going concern basis	8.1	0.77	0.77
Quoted market price basis	8.2	0.39	0.58

We have preferred the net assets on a going concern basis as this reflects the market value of the intellectual property rights.

9. VALUATION OF QRS IF THE TRANSACTION IS APPROVED

If the Transaction is approved the following events take place;

- A Bridging Fee is payable to Vision and Platinum on maturity
- Promissory Notes are converted to Convertible Notes
- Interest is payable on the Convertible Notes at maturity
- A Class, B Class and C Class Options are issued to Vision and Platinum

9.1 Key Assumptions

9.1.1 Conversion Price

If the transaction is approved, the bridging fees and convertible notes are convertible into shares at the conversion price. The initial value and maximum value of the conversion price is 50 cents. However, the conversion price may be lowered by such events as share issues and dividend payments. A complete list of events that can affect the conversion price has been documented in the attached Notice of General Meeting.

As the conversion price is impacted by share issues, Resolution One in the Notice of General Meeting will have an impact on the conversion price. Resolution One proposes to issue 20,000,000 shares at 80 percent of the average closing price of QRS for the last 5 trading days.

For the purposes of our Report and assessing an appropriate conversion price, we have assumed that QRS will issue 20,000,000 shares in a single placement before the maturity of the convertible notes. We have used the market data available as at 27 March 2007 to calculate the issue price. The calculation of the issue price is as follows;

- The average price of QRS shares between 21 March 2007 and 27 March 2007 was 39.4 cents
- 80 percent of this average price is 31.52 cents
- As a result the issue price of this proposed share issue is 31.52 cents.

As the issue price is equal to the conversion price, we have used a conversion price of 31.52 cents throughout our report.

Shares Issued to the Holders	Conversion Price ($)	Liability ($)	Share Issued to the holders
Convertible Notes	31.52 cents	3,801,546	12,060,742
Interest Expenses on Convertible Notes	31.52 cents	152,061	482,427
Bridging Fees	31.52 cents	570,232	1,809,111
Total			14,352,280

The above table illustrates the number of shares issued if the conversion price was 31.52 cents. In our report, we have used 31.52 cents as the conversion price for the purposes of calculating the number of shares issued on conversion of the bridging fees, convertible notes and interest on the convertible notes.

If there was a share issue in the future and the price was higher than 31.52 cents, this would result in proportionately less shares being issued to the Holders and correspondingly if the share issue price was lower than 31.52 cents this would result in proportionately more shares being issued to the Holders

9.1.2 Class C Options

We have assumed that none of the Class C Options have been exercised. This is due to the fact that the number of Class C Options issued will vary dependent on future share placements.

9.2 Bridging Fee

Upon shareholder approval being obtained, each Holder (of the Promissory Note) has the option to receive the bridging fee in cash, ordinary shares issued by the Company (at the conversion price) or a combination of both.

The bridging fee is calculated at 15 percent of the principal. The note and option purchase agreement states that the principal is $3,801,546 and the bridging fee at 15 percent is $570,232.

As the bridging fee is payable in shares the number of shares issued will be 1,809,111 if the bridging fees are converted in full. The bridging fee is payable on maturity which falls on 6 June 2007.

The alternatives applying to the bridging fees have been set out below;

- Convert the bridging fees payable into shares. The Holders will receive 1,809,111 shares and QRS will not longer have to repay the Holders the bridging fee in cash;
- The Holders do not convert the bridging fees and QRS will repay the bridging fees in cash to the holders at the maturity date of the convertible note. If the Holders do not convert the bridging fee into shares, there will be no change to the QRS net asset position before and after the Transaction. This is due to the fact that the bridging fee was payable before the Transaction; or
- The Holders convert a portion of the bridging fees into shares and a portion of the bridging fees into cash in a ratio at their discretion.

As a result, the following alternatives applying to the bridging fees have been displayed in the table below based on the maximum amount of share issued and the maximum amount of cash that can paid;

	Liabilities Payable By QRS	Shares Issued to the holders
Alternative 1 - Bridging Fee paid in cash	$570,232	-
Alternative 2 - Bridging Fee paid in shares	-	1,809,111

.

9.3 Convertible Notes

Upon shareholder approval, as part of the consideration to be paid under the Transaction, QRS will convert the Promissory Notes held prior to the Transaction into convertible notes ("**the Notes**") to Platinum and Vision to an aggregate amount of $3,801,546. The Notes will have a face value of $3,801,546 and annual coupon payment at 12 percent per annum, paid in arrears. The Notes and interest may be convertible by Platinum and Vision for 12,060,742 ordinary shares at 6 June 2007 which is when the note matures.

The holder of the convertible notes will have three possible courses of action;

- Convert the Notes into 12,060,742 shares and QRS will not be required to repay the liability of $3,801,546. If the Notes are converted on maturity the interest payable portion will be $152,061 or the equivalent of 482,427 shares. If both the liability and interest portions are converted into shares the total shares received by the Holders will be 12,543,169;
- Retain the Notes and require repayment of the principal on maturity along with any interest payments. The repayment of the principal amount is $3,801,546. If the Holders do not convert Notes into shares there will be no change to the QRS net asset position before and after the transaction. This is due to the fact that the Promissory Notes were payable before the Transaction. QRS will have to pay $152,061 if the Holders do not convert the interest payable into shares. The total liability and interest payable if the Holders do not convert the note will be $3,953,607; or
- The Holders convert a portion of the notes and interest into shares and a portion of the bridging fees into cash in a ratio at their discretion.

As a result, the following alternatives applying to the convertible notes have been displayed in the table below based on the maximum amount of share issued and the maximum amount of cash that can paid;

	Assets Received by QRS	Shares Issued to the Holders
Alternative 1 - Convert the note into shares	$3,953,607	12,543,169
Alternative 2 - Retain the convertible note	-	-

9.4 A Class and B Class Options

If Resolution 3 is approved, Platinum and Vision will be issued a total of 3,801,547 options exercisable at a strike price of 60 cents (Class A Options) and 3,801,547 options exercisable at a strike price of 81 cents (Class B Options). The Holders will be issued with Class C options which are contingent upon any future share issues. For the purposes of our report we have not included the impact of the Class C options. The Class C options have been further analysed in section 12.4.

In order to exercise the options, Platinum and Vision must make the following cash payments to QRS

	Exercise Price	Number of Options Issued	Consideration Payable ($)
Options			
Options with a strike price of 60 cents	60 cents	3,801,547	2,280,928
Options with a strike price of 81 cents	81 cents	3,801,547	3,079,253
Total Consideration Payable		7,603,094	5,360,181

As a result of the above analysis, the following cash flows will result

	Cash Received by QRS	Shares Issued to the holders
Alternative 1 - Options Are Exercised	$5,360,181	7,603,094
Alternative 2 - Options are not Exercised	-	-

9.5 Net assets on a Going Concern Basis Valuation and Value per Share of QRS if the Transaction is approved

If the Transaction is approved, the holder of the bridging fee, convertible notes and options have the ability to exercise these financial instruments in several different combinations. We have analysed eight likely combinations in the table below based on the alternatives noted in sections 9.2 to 9.4.

The scenarios covered are as follows;

Scenario	
1	Bridging Fees Paid in Cash, Convertible Note paid in cash and options exercised for shares.
2	Bridging Fees Paid in Cash, Convertible Note paid in cash and options not exercised for shares.
3	Bridging Fees Paid in Cash, Convertible Note paid in shares and options exercised for shares.
4	Bridging Fees Paid in Cash, Convertible Note paid in shares and options not exercised for shares.
5	Bridging Fees Paid in Shares, Convertible Note paid in cash and options exercised for shares.
6	Bridging Fees Paid in Shares, Convertible Note paid in cash and options not exercised for shares.
7	Bridging Fees Paid in Shares, Convertible Note paid in shares and options exercised for shares.
8	Bridging Fees Paid in Shares, Convertible Note paid in share and options not exercised for shares.

Using the above scenarios, we have calculated the net impact on cash, liabilities converted into shares and options converted into shares dependent on actions taken by the holders in the above scenarios.

Based on this information, we are able to calculate a net asset position after the Transaction for each scenario and a corresponding value per a share for each position.

BDO Consultants (WA) Pty Ltd

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdowa.com.au
www.bdo.com.au

Scenario	Ref	1	2	3	4	5	6	7	8
Decision One - is the transaction approved		Transaction Approved							
Decision Two - if the transaction is approved are the bridging fees settled by cash or shares?		Bridging Fee paid in cash				Bridging Fee Paid in Shares			
Impacts to the Balance Sheet	9.2	No change to balance sheet				1,809,111 Shares Issued to the holders and the release of the $570,232 liability			
Decision Three - if the transaction is approved are the notes settled in cash or shares?		Convertible Note Liability Repaid in Cash		Convertible Note Liability Repaid in Shares		Convertible Note Liability Repaid in Cash		Convertible Note Liability Repaid in Shares	
Impacts to the Balance Sheet	9.3	No change to balance sheet		12,543,169 Shares Issued to the holders and the release of the $3,953,607 liability		No change to balance sheet		12,543,169 Shares Issued to the holders and the release of the $3,953,607 liability	
Decision Four - if the transaction is approved are the options are exercised?		Options Exercised	Options Not Exercised	Options Exercised	Options Not Exercised	Options Exercised	Options Not Exercised	Options Exercised	Options Not Exercised
Impacts to the Balance Sheet	9.4	$5,360,181 received and 7,603,094 shares issued to the holders	No Transaction	$5,360,181 received and 7,603,094 shares issued to the holders	No Transaction	$5,360,181 received and 7,603,094 shares issued to the holders	No Transaction	$5,360,181 received and 7,603,094 shares issued to the holders	No Transaction
Results		Increase (Decrease) In Net Assets							
Bridging Fees Liability converted into Shares		~	~	~	~	570,232	570,232	570,232	570,232
Convertible Notes Liability converted into Shares		~	~	3,953,607	3,953,607	~	~	3,953,607	3,953,607
Cash received if Options Exercised		5,360,181	~	5,360,181	~	5,360,181	~	5,360,181	~
Increase (Decrease) in Net Assets		5,360,181	~	9,313,788	3,953,607	5,930,413	570,232	9,884,020	4,523,839
		Shares Issued							
Share issued for Bridging Fees		~	~	~	~	1,809,111	1,809,111	1,809,111	1,809,111
Shares issued for Convertible Notes		~	~	12,543,169	12,543,169	~	~	12,543,169	12,543,169
Shares issued if Options Exercised		7,603,094	~	7,603,094	~	7,603,094	~	7,603,094	~
Total Shares Issued		7,603,094	~	20,146,269	12,543,169	9,412,205	1,809,111	21,955,374	14,352,280
Impacts to the Value Per Share									
Value Prior To Transaction		53,819,000	53,819,000	53,819,000	53,819,000	53,819,000	53,819,000	53,819,000	53,819,000
Shares Issued		70,001,319	70,001,319	70,001,319	70,001,319	70,001,319	70,001,319	70,001,319	70,001,319
Value After Transaction		59,179,181	53,819,000	63,132,788	57,772,607	59,749,413	54,389,232	63,703,020	58,342,839
Shares on issue After Transaction		77,604,413	70,001,319	90,147,582	82,544,488	79,413,524	71,810,430	91,956,693	84,353,599
Value Per Share ($)		0.76	0.77	0.70	0.70	0.752	0.76	0.69	0.69

As noted Scenario 2 has the highest value per share if the Transaction is approved. Scenario 8 has the lowest value per share if the Transaction is approved.

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
AFS Licence Number 246328
Email: bdo@bdowa.com.au
www.bdo.com.au

9.6 Conclusion

Based on the eight scenarios analysed above, we concluded that the highest value per share is if the bridging fees, Notes and options are not exercised in exchange for shares. The value per share under this scenario was calculated at 77 cents The lowest value per share occurred if the bridging fees, convertible notes and were exercised in exchange for shares and the options not exercised. The value under this scenario was calculated at 69 cents per share.

Value if Transaction Approved		Value per Share ($)
Value Per Share if bridging fees, options and convertible notes are exercised	Low	0.69
Value Per Share if the bridging fees, options and convertible notes are not exercised	High	0.77

10. VALUATION IF THE TRANSACTION IS NOT APPROVED

If the Transaction is not approved, the following events will occur;

- The principal of $3,801,546 shall be automatically due and payable to the Holders.
- Interest payable of $114,046 will be payable. The interest expense for a period of 3 months at 12 percent. In the event of default, interest on the principal will be payable at 15 percent.
- As the financing has been deemed closed, the bridging fee of $570,232 will be repayable immediately by QRS from available funds.
- The holders shall be entitled to demand $1,000,000 in cash and QRS will be required to repay this amount as soon as practical.

10.1 Net assets on a Going Concern Basis Valuation of QRS and Value per Share if the Transaction is not approved

The table below summaries the value of the consideration if the Transaction is not approved

Transaction	Ref:	$
Immediate Repayment of the Principal	10.1.1	3,801,546
Liquidation Damages	10.1.2	1,000,000
Bridging Fee Repayment	10.1.3	570,232
Interest Payable on the Principal	10.1.4	114,046
Total Repayments		5,485,824

10.1.1 The repayment of the principal will be deducted from cash and the interest bearing loan account for a value of $3,801,546

10.1.2 The liquidation damages will be deducted from cash of $1,000,000

10.1.3 The bridging fee of $570,232 will be deducted from cash and the corresponding liability will be removed from other payables.

10.1.4 Interest has been calculated from 6 February 2007 (when the promissory note is entered into) to the 6 June 2007 (the date of the General Meeting of QRS). This period represents 3 months. If shareholders do not approve the Transaction, the interest on the principal will be immediately due and payable. The interest rate on the principal is 12 percent per an annum.

If the transaction is not approved, the net assets of QRS will change as follows:

Action	Balance Sheet Impact		Net Increase (Decrease) in Net Assets
	Cash	Liability and Expense Impacts	
Immediate repayment of Bridging Fee	Decrease in Cash of $570,232	Repayment of Bridging Fee Liability of $570,232	-
Immediate repayment of Promissory Note	Decrease in Cash of $3,801,546	Repayment of Promissory Note Liability of $3,801,546	-
Liquidation Damages	Decrease in Cash of $1,000,000	Payment of Liquidation Expenses of $1,000,000	(1,000,000)
Interest Expenses	Decrease n Cash of $114,046	Payment of Interest Expense of $114,046	(114,046)
Total			(1,114,046)
Value Prior To Transaction			$53,819,000
Shares Issued Prior to Transaction			
Value After Transaction			$52,704,954
Shares on Issue After Transaction			70,001,319 shares
Value Per Share After the Transaction			$0.75

The above table analyses the impact of the Transaction not being approved. The Promissory Note and bridging fee liabilities already existed on the balance sheet before the Transaction and if these are required to be repaid immediately in cash, there will be no impact on the net asset position of the Company. The liquidation damages of $1,000,000 will impact the net asset position of the Company decreasing net assets and value by $1,000,000. Interest Expense of $114,046 will be due and payable. The interest expense will decrease net asset and value by $114,046.

As a result of this, the net assets of QRS if the Transaction is not approved will be $52.705 million. QRS will have a value per share of 75 cents.

10.2 Conclusion

Value Per Share if the Transaction is Not Approved	NTA per Share ($)
Value Per Share	0.75

If the Transaction is not approved, the value per share will be 75 cents.

11. Is the Transaction Fair?

The following table summarises our assessment of the value of the Transaction if shareholders approve the Transaction and if the shareholders do not approve the Transaction.

	Ref	Low Value per share $	High Value per Share $
Value if the Transaction is approved	9.5	0.70	0.77
Value if the Transaction is not approved	10.2	0.75	0.75

If shareholders approve the Transaction the net value per share will range from 70 cents to 77 cents (dependent on the bridging fees, convertible notes and options not being converted into shares). If the Transaction is not approved, the value per share is 75 cents.

Whilst there is an overlap in the upper end of the range this is only the case for two of the eight scenarios over which the non-associated shareholders and the Company have no control. The Transaction will be fair if the Holders elect for the convertible Note liability to be repaid in cash and if the options to be issued to Vision and Platinum are not exercised. Under all other scenarios, the Transaction will not be fair. Accordingly we consider the Transaction to be not fair.

As such in our opinion the Transaction is not fair to Shareholders.

12. Other Considerations

12.1 Alternative Transactions

We are unaware of any alternative transactions that might offer the non-associated shareholders of QRS a premium over the value ascribed to that resulting from the Transaction.

12.2 Premium For Control

ASIC Policy Statement 74 requires that the expert give an opinion as to whether the proposed transaction will result in the Company receiving any premium for control. We do not consider that the Transaction will result in a premium for control being paid. As the proposal is not fair a premium for control is not being paid by Vision and Platinum.

12.3 Impacts of future Share Issues, Share restructures or dividend paid

As explained in the Notice of General Meeting and explanatory statement, the conversion price of the convertible note and the options will be directly impacted by the following events occurring;

- Stock Splits and Combinations
- Certain Dividend and Distributions
- Other Dividends and Distributions
- Reclassification Exchange or Substitution
- Reorganisation, Merger, Consolidation and Sales of Assets

- Issue of Additional Shares
- Stock Equivalents
- Consideration for Stock

The impacts of the above events taking place have been detailed in the Notice of General Meeting and explanatory statement.

12.4 Class C Options

If the Transaction is approved, the Holders will be issued with Class C Options. The conditions of the Class C share options are as follows;

- The options expire 7 years after their issue date to the Holders
- The exercise price of the Options will be 25 cents each.
- The options will be vest upon the Company completing a placement of shares on the following basis;
    a. If the price of Shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 options will be issued;
    b. If the price of Shares issued under that placement is less than 45 cents but more than 40 cents, 2,500,000 options will be issued;
    c. If the price of Shares issued under that placement is less than 40 cents but more than 35 cents, 3,750,000 options will be issued;
    d. If the price of Shares issued under that placement is less than 30 cents but more than 25 cents, 6,250,000 options will be issued;
    e. If the price of Shares issued under that placement is less than or equal to 25 cents, 7,500,000.
- The maximum number of options that can vest is 7,500,000 options.
- In the event of a pro rata issue (except bonus issue) of the shares of QRS after the date of the issue, the exercise price will be adjusted as set out in the ASX Listing Rule 6.22.2
- In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Option Expiry Date, all rights on an option holder are to be changed in a manner consistent with the ASX Listing Rules.

At the date of issue of this report, the Directors have not stated a formal commitment to any placement of shares with the exception of Resolution One in the Notice of General Meeting. As a result, we have not included the impacts of the Class C Options in our calculations.

12.5 Event of Default

There are certain events that will occur that will cause an "Event of Default". These events have been specified in the Notice of General Meeting.

Our report has only analysed the "Event of Default" if QRS fails to obtain Shareholder approval for the conversion features of the Notes and the issue options. This event of default has been analysed in section 10.

It has been noted per the Notice of General Meeting that certain Events of Default will lead to QRS to having to repay 110 percent to 120 percent of the principal owing to the Holders. For further information in regards to the events of default these are specified in the Notice of General Meeting.

13. Is The Transaction Reasonable?

We have considered the position of Shareholders if the Transaction is approved and have taken into account the following advantages and disadvantages in this assessment.

We have assessed that in all cases the advantages and disadvantages of rejecting the Transaction are the inverse of accepting the Transaction. Thus for simplicity of evaluation of the Transaction we have set out the significant factors only in the context of approving the Transaction.

14. Position if Transaction is Approved

In accordance with our basis of evaluation (Section 5.2) we have investigated other significant factors to which QRS shareholders might give consideration prior to approving the Transaction. The matters we have considered are outlined below.

14.1 Advantages

14.1.1 Relief from Liquidated Damages

If the shareholders do not approve the Transaction, liquidated damages of $1,000,000 will payable to the holders of the promissory note. As a result, if the shareholders approve the resolution, the Company will be relieved of paying the liquidated damages of $1,000,000. This is a cash flow benefit to the Company and therefore also to the shareholders.

14.1.2 Deferral of Principal Payment to 6 June 2007

QRS will be able to defer the loan repayment to 6 June 2007 enabling QRS additional time to obtain additional funding to repay the outstanding debts. This is a cash flow benefit to the Company.

14.1.3 Potential for Injection of Further Funds Through The Exercise of Options

QRS will issue three tranches of options. If these options are exercised, the holders will be required to pay the following cash amounts which will assist the cash flow position of the Company.

- Class A options which comprises of 3,801,547 options at an exercise price of 60 cents which will result in cash proceeds of $2,280,944.
- Class B options which comprises of 3,801,547 options with an exercise price of 81 cents will which result in cash proceeds of $3,079,253.
- Class C options as detailed in section 12.4

The proceeds from the above options being exercised will be $5,360,197

14.1.4 Improved Cash flows through conversion of debt into equity

We note that convertible notes could be converted into ordinary shares. The total amount of the principal of $3,801,546 can be converted into 12,060,742 ordinary shares. This would have the advantage of relieving QRS of its outstanding debts in relation to the convertible notes and also relieve QRS of any future interest repayments.

14.1.5 The company will encounter liquidity problems if the transaction is not approved

If shareholders do not approve the Transaction, QRS will have the following liabilities to settle;

- Immediate Repayment of the principal of $3,801,546.39
- Immediate Repayment of the bridging fee of $570,232
- Liquidated Damages of $1,000,000

This will deprive QRS of funds that could be better spent on research and development or further acquisitions for growth.

14.2 DISADVANTAGES

14.2.1 Potential Dilution of Share Capital to Current Shareholders

As noted in section 3.2, the non-associated shareholders' ownership will be diluted from 100 percent to 75.36 percent, as such they will be diluted in their exposure to the Company, its assets and future profits.

14.2.2 Significant Interest held by Vision and Platinum

Vision and Platinum, foreign owned investment funds will have a significant interest in the Company following the approval of the Transaction (see section 3.1). The holding of Vision and Platinum may be up to 24.64 percent if the Transaction is approved and the bridging fees, options and convertible notes issued to Vision and Platinum are exercised. This will allow Vision and Platinum to exercise a significant influence upon the future strategic decision making of the Company

15. CONCLUSION

We have considered the terms of the Transaction as outlined in the body of this report and have concluded that the Transaction is not fair but reasonable to the non-associated shareholders.

16. SOURCES OF INFORMATION

This report has been based on the following information:

- financial statements for the financial years ended 30 June 2005 and 2006;
- financial statements for the half year ended 31 December 2006;
- further financial and budget information provided by the directors;

- an independent valuation of the intangible assets of the Company, prepared by Cottingham Management Company, LLC ("**Cottingham**");
- the draft Notice of Meeting and Explanatory Memorandum;
- discussions with the directors and management of QRS and other information provided by them; and
- Information in the public domain.

17. INDEPENDENCE

BDO Consultants (WA) Pty Ltd is entitled to receive a fee of $21,400 (excluding GST and reimbursement of out of pocket expenses). Except for this fee, BDO Consultants (WA) Pty Ltd has not received and will not receive any pecuniary or other benefit whether direct or indirect in connection with the preparation of this report.

BDO Consultants (WA) Pty Ltd has been indemnified by QRS in respect of any claim arising from BDO Consultants (WA) Pty Ltd's reliance on information provided by the QRS, including the non provision of material information, in relation to the preparation of this report.

BDO Consultants (WA) Pty Ltd is wholly owned by BDO, a member of BDO International. Prior to accepting this engagement BDO Consultants (WA) Pty Ltd considered its independence with respect to QRS and any of its associates with reference to ASIC Practice Note 42 "Independence of Expert's Reports". In BDO Consultants (WA) Pty Ltd's opinion it is independence of QRS and QRS and their respective associates.

Neither the two signatories to this report nor BDO Consultants (WA) Pty Ltd, have had within the past two years any professional relationship with QRS, or their associates, other than in connection with the preparation of this report.

A draft of this report was provided to QRS and its advisors for confirmation of the factual accuracy of its contents. No significant changes were made to this report as a result of this review.

18. QUALIFICATIONS

BDO Consultants (WA) Pty Ltd has extensive experience in the provision of corporate finance advice, particularly in respect of takeovers, mergers and acquisitions.

BDO Consultants (WA) Pty Ltd holds an Australian Financial Services Licence issued by the Australian Securities and Investment Commission for giving expert reports pursuant to the Listing rules of the ASX and the Corporations Act.

The persons specifically involved in preparing and reviewing this report were Sherif Andrawes, Matt Giles, Adam Myers and Chu Kwa of BDO Consultants (WA) Pty Ltd. They have significant experience in the preparation of independent expert reports, valuations and mergers and acquisitions advice across a wide range of industries in Australia.

19. DISCLAIMERS AND CONSENTS

This report has been prepared at the request of QRS for inclusion in the Explanatory Memorandum which will be sent to all QRS Shareholders. QRS engaged BDO Consultants (WA) Pty Ltd to prepare an independent expert's report to consider fairness and reasonableness of Resolution 3 of the notice of general meeting and explanatory Memorandum.

BDO Consultants (WA) Pty Ltd hereby consents to this report accompanying the above Explanatory Memorandum. Apart from such use, neither the whole nor any part of this report, nor any reference thereto may be included in or with, or attached to any document, circular resolution, statement or letter without the prior written consent of BDO Consultants (WA) Pty Ltd.

BDO Consultants (WA) Pty Ltd takes no responsibility for the contents of the Explanatory Memorandum other than this report.

BDO Consultants (WA) Pty Ltd has not independently verified the information and explanations supplied to us, nor has it conducted anything in the nature of an audit of QRS. However, we have no reason to believe that any of the information or explanations so supplied are false or that material information has been withheld.

BDO Consultants (WA) Pty Ltd has also considered and relied upon an independent specialist valuation of the intellectual property held by QRS which was prepared by Cottingham.

Cottingham possess the appropriate qualifications and experience in the intellectual property industry to make such assessments. The approaches adopted and assumptions made in arriving at their valuations are appropriate for this report. We have received the consent of the valuer for the use of their valuation report in the preparation of this report.

The statements and opinions included in this report are given in good faith and in the belief that they are not false, misleading or incomplete.

The terms of this engagement are such that BDO Consultants (WA) Pty Ltd has no obligation to update this report for events occurring subsequent to the date of this report.

Yours faithfully
BDO CONSULTANTS (WA) PTY LTD

Sherif Andrawes
Director

Matt Giles
Director

Appendix 1 – Glossary of Terms

Reference	Definition
The Act	The Corporations Act
ASIC	Australian Securities and Investments Commission
ASX	ASX Limited
Baxall	Baxall Australia Pty Ltd
BDO	BDO Consultants (WA) Pty Ltd
BTG	BTG Plc
Class A Options	Class A Options of 3,801,547 options with an exercise price of 60 cents and expiry date 7 years from issue.
Class B Options	Class B of Options of 3,801,547 options with an exercise prices of 81 cents and expiry date 7 years from issue
Class C Options	Defined in section 12.4
Conversion Price	The conversion price has been defined at section 9.1
Cottingham	Cottingham Management Company, LLC
CXL	Central Exchange Limited
DCF	Discounted Future Cash Flows
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
FMD	Future Maintainable Dividends
FME	Future Maintainable Earnings
Our Report	This Independent Expert's Report prepared by BDO
Platinum	Platinum Partners Value Arbitrage Fund LP
QRS	QRSciences Holdings Limited
ROC	Return of Capital
NTA	Net Tangible Assets
Shareholders	Shareholders of QRS not associated with Vision or Platinum
The Company	QRSciences Limited
The Holders	Platinum Value Arbitrage Fund LP & Vision Opportunity Master Fund, Ltd
The Transaction	The transaction refers to the shareholder resolution being "Resolution 3 – Approval of Transaction – Vision Opportunity Master Fund, Ltd and Platinum Partners Value Arbitrage LP. Upon approval of these resolutions, QRS will proceed with the following transactions; • The promissory notes issued on the 6th February 2006 will be converted into a convertible note with an aggregate principal of $3,801,546 with an annualised interest rate of 12 percent.. The convertible notes are convertible based the conversion price In the event of a default, interest on the principle will become payable at 15 percent. • Bridging fees of 15 percent of the principal ($570,232) will payable by QRSciences to Vision and Platinum. QRSciences can pay this bridging fee in cash, shares at the conversion price or a combination of the above • Class A Options of 3,801,547 options with an exercise price of 60 cents and expiry date 7 years from issue. • Class B of Options of 3,801,547 options with an exercise prices of 81 cents and expiry date 7 years from issue. • Class C Options as defined in section 12.4. In the event of a rejection the following events will take place;

	QRS will repay the amounts of $3,801,546 and $1,000,000 (being liquidated damages to Vision and Platinum (in proportion to the outstanding principal amount of the Notes) as soon as practicable.
Vision	Vision Opportunity Master Fund, Ltd
VWAP	Variable Weighted Average Price

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**30/04/07**
Document Ref:	**370**
Release Time:	**Immediate**
Subject:	**Appendix 4C – Quarterly Report**

Trading Update – Revenue To Reach $30M in FY08

• On Track For FY07 Revenue Guidance Of $14-16M
• Strong Growth To Continue Through FY08

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to provide a trading update to accompany its Quarterly Report (Appendix 4C) for the period to 31 March 2007, confirming a continuation of the strong momentum in the underlying business, inclusive of the recently acquired Baxall operation.

This update does not include any revenue or profit projections for Spectrum San Diego, Inc. (Spectrum), in which QRSciences currently holds a 24.4% stake and which is not consolidated into QRSciences' accounts. Please refer to the announcement to the ASX dated 26 April 2007 for an update on Spectrum.

Highlights for the Quarter Ended 31 March 2007

- Completion of the acquisition of the business and key assets of Baxall Australia Pty Limited (Baxall). Baxall is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security, IP cameras, digital video recorders (DVR) and network communication products. The Baxall business continues to expand rapidly. Revenue is expected to double in FY07 to approximately $10M, up from $5M in FY06, and will amount to approximately $12M for the 14-month period from May 2006 which QRSciences will be consolidating in its FY07 accounts. Its well-established sales and distribution capability in Australia and network of contacts across the South East Asian region also offer the means to accelerate the uptake of QRSciences' own proprietary technologies.
- In February 2007 QRSciences completed a number of funding initiatives, comprising share placements and a secured Promissory Note issue, which raised a net amount of approximately $6.4M. The funds were partially applied to paying the balance owed in respect of Baxall, to fund the ongoing investment in Spectrum and for general working

capital requirements. The Company is seeking shareholder approval, at a General Meeting to be held on 7 May 2007, to roll over the Promissory Note to a Convertible Note and to issue associated unlisted options to the holders of the Convertible Note. Details on the terms of the note and associated options are contained in the Notice of Meeting issued by the Company dated 3 April 2007.

- In January 2007 QRSciences announced the sale of a further two C3-03 subsystems, under its preferred pricing and licensing agreement with Rapiscan Systems, to meet a follow-on order for two additional QXR1000 units from the US Federal Government. The C3-03 subsystem is an integral part of the QXR1000 baggage and package screening system co-developed with Rapiscan. To date Rapiscan has purchased five QXR1000 units from QRSciences.
- In January 2007 QRSciences announced the first sale of its T3-02N screening system, developed to detect illicit narcotics, to the UK Government. This follows collaboration with HM Revenue & Customs and the Australian Customs Service, as announced in June 2006. The system is currently being evaluated at Heathrow Airport in London.
- Early in 2007 QRSciences completed the sale of two T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East. The sale was handled by Singapore Technologies Electronics (ST Electronics) and first announced in September 2006. QRSciences is working with ST Electronics to establish a sales and distribution model in regional areas including the Middle East and South East Asia where ST Electronics has demonstrated commercial strength.
- GE Security has commenced deploying its ShoeScanner product through the Clear® program, which is part of the Registered Traveller initiative being launched at airports across the US. Clear® currently operates a Registered Traveller program at five airports with six more locations announced. GE Security licences core IP from QRSciences that is used in the ShoeScanner device and pays a royalty to QRSciences on this product.

FY07 Guidance

QRSciences remains on track to record full year revenue at its previously stated $14-16M guidance range. Up significantly, this compares to $2.7M reported in FY06 and embraces the first-time consolidation of Baxall, as well as additional revenue from the growing commercial success of QRSciences' proprietary Quadrupole Resonance (QR) and Advanced Metal Detection System (AMDS) technologies.

FY08 Revenue Guidance

QRSciences expects that revenue for FY08 will reach $30M, based on current estimates and customer indications of demand. This represents a significant increase over projected FY07 revenue, and is being driven by:

- Further growth in revenue, including licensing revenue, from QRSciences' proprietary technologies as a result of growing application across the fields of explosives, weapons and narcotics detection. Sales of QR baggage and package screener systems, via supply of original equipment products to Rapiscan Systems, direct sales and distribution through ST Electronics, are expected to continue to grow over FY07. These are expected to be led by demand from US government customers and expanding opportunities in the Middle East

and ASEAN region aided by the recent establishment of ST Electronics' product showroom in Doha, Qatar.

- Anticipated sales of AMDS weapons detection systems with existing Australian government customers, following successful field trials in 2006.
- Increased licensing revenue from sales of GE Security's ShoeScanner as the Registered Traveller program moves nationwide in the US and enters the European and other international markets. Registered Traveller has been cleared by the Transportation Security Administration (TSA) to expand to 20 US airports in 2007 and four additional service providers are now qualified by the TSA to provide Registered Traveller services. It is anticipated that additional providers may buy existing GE product or contract with QRSciences directly.
- Strong growth from the Baxall operation, as it seeks to increase its market share in the rapidly growing Australian security products market, including IP cameras and associated networking systems. The increased sales will be achieved through an expanded product range, organic growth on the east coast and the establishment of sales offices in Western Australia, South Australia, New Zealand and the US. As part of this process, Baxall has recently concluded distribution agreements with Verint USA, the largest IP Video product company in the world, Samsung Electronics out of Korea and CBC Japan, a large CCTV Product Manufacturer. Baxall expects to announce additional supplier arrangements over the coming months, including relationships with other key players in the global CCTV industry and security products manufacturers. In addition to these initiatives, Baxall has established a new IP Video Security business that will develop business in the high end commercial CCTV market in Australia, New Zealand and Asia. Since the establishment of this business unit two months ago, it has booked sales in excess of $1M to be invoiced and supplied over the next few months as the projects roll out, with expectations of sales in excess of $5M in the coming year. The Baxall business is also considering establishment of two new business units to service the growing Access Control and Intruder Detection market in conjunction with a global market leader in the industry.

  Baxall's strong customer base includes Federal Attorney General's Department, Qantas Airways, Woolworths, Westfield Shopping Centres, Westpac Banking Corporation, Department of Public Works and Corrective Services, New South Wales Roads and Traffic Authority, VicRoads, Department of Education and Workplace Relations and Caltex Australia.

- An expectation that grant income from Australian and US government sources will grow in FY08 relative to FY07. QRSciences expects these grants to provide cost offset to research and product development expenditure during FY08.

Strategic Initiatives

QRSciences is committed to evaluating strategic initiatives that can create value for the Company's shareholders. QRSciences continues to explore opportunities to investigate options available to it in the US. QRSciences will keep the market informed of any significant developments.

The Company is now over 25% foreign owned and we expect this proportion to increase as the capital markets in the US, in particular, learn more about the QRSciences, Baxall and Spectrum businesses. We believe this increasing overseas interest will be positive for investors in the long term.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and selling of advanced technology systems, sub-systems, components and software for security related applications. Related applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. Applications outside of the security field include chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information on the Company please visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 March 2007

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		2,803	8,990
1.2	Payments for	(a) staff costs	(1,302)	(3,845)
		(b) advertising and marketing	(7)	(91)
		(c) research and development	(541)	(1,607)
		(d) leased assets	-	-
		(e) other working capital	(3,797)	(9,036)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		15	50
1.5	Interest and other costs of finance paid		(35)	(83)
1.6	Income taxes paid		-	-
1.7	Other - Grant Income		-	152
	Net operating cash flows		(2,864)	(5,470)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,864)	(5,470)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(2,656)	(4,543)
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	(8)	(42)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	16	16
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(2,648)	(4,569)
1.14	**Total operating and investing cash flows**	(5,512)	(10,039)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,547	6,401
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	3,802	3,802
1.18	Repayment of borrowings	(31)	(77)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	6,318	10,126
	Net increase (decrease) in cash held	806	87
1.21	Cash at beginning of quarter/year to date	1,174	1,893
1.22	other adjustments		
1.23	**Cash at end of quarter**	1,980	1,980

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,980	1,174
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	1,980	1,174

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Baxall Australia Pty Ltd (Acquired by subsidiary QRSciences Security Pty Ltd T/as Baxall Distribution Australia)	
5.2 Place of incorporation or registration	Western Australia	
5.3 Consideration for acquisition or disposal	$4,233,305	
5.4 Total net assets	$3,894,255	
5.5 Nature of business	Baxall is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

+ See chapter 19 for defined terms.

Sign here: Date: 30/04/07
(Company Secretary)

Print name: Darren Bromley

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	20 September 2006 (Appendix 3X)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 April 2007 & 10 April 2007
No. of securities held prior to change	Direct – 60,000 Ordinary Shares.
Class	Fully paid Ordinary
Number acquired	5 April 2007: 6,754 Ordinary shares 10 April 2007: 8,246 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5 April 2007 Direct $2.383.90 10 April 2007 Direct $3,051.02
No. of securities held after change	Direct – 75,000 Ordinary Shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/04/2007

TIME: 13:11:26

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**26/04/07**
Document Ref:	**369**
Release Time:	**Immediate**
Subject:	**Spectrum Update**

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

24 January 2007

Spectrum Update: Cast*Scope* commences operational pilot programs in US; QRSciences increases shareholding to 24.4%

QRSciences (ASX:QRS) (QRSNY:PK) has increased its holding in Spectrum San Diego, Inc. (Spectrum), the US-based company specialising in electronic imaging systems and instrumentation. QRSciences' holding in Spectrum has increased to 24.4%, from approximately 22% at the end of February 2007.

QRSciences is also pleased to announce that Spectrum's Cast*Scope* product has reached a significant milestone in the US market where it is now undergoing operational pilots at a number of major airports. Historically, operational pilot programs are the last phase of the development cycle and a pre-cursor to commercial deployment. The operational trials are being conducted by National Safe Skies Alliance on behalf of the Transportation Security Administration (TSA). The TSA is the largest single security customer in the world, buying for the entire US transportation industry including all its commercial airports.

Under the agreement to acquire stock in Spectrum, finalised in February 2006, QRSciences has committed to acquiring up to 27.4% of Spectrum via the purchase of Series A preferred stock, through a combination of cash and scrip consideration at an agreed total value of US$2.6 million. It is anticipated that QRSciences will make its final payment under this arrangement in early June 2007, of approximately US$170,000 in cash.

In addition, under the February 2006 agreement, QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009, with the consideration to be satisfied by cash or an equal mix of cash and scrip. If the option was exercised today the cost of the remaining 72.6% of Spectrum would be approximately US$10 million.

QRSciences was originally attracted to Spectrum as an investment opportunity because of:

- Spectrum's reputation globally as a cutting edge developer of security technology.

- The highly complementary nature of Spectrum's product and technology offering, alongside QRSciences' proprietary Quadrupole Resonance (QR) and Advanced Metal Detection System (AMDS) technologies.

- The potential opportunity to develop integrated devices utilising the two companies' respective technologies for personnel, baggage and vehicle screening.

- Common key relationships with Government bodies including Transportation Security Administration, Department of Homeland Security, US Technical Support Working Group (TSWG), UK Department for Transport, and with target customers and end-users.

- Synergistic benefits from shared facilities in San Diego and combined marketing activities including recent trade shows in Sydney, Australia and Washington D.C.

QRSciences is very encouraged by the progress Spectrum is making with its suite of products, including the Sentry*Scope*™ and Sentry*Chroma*™ patent-protected high resolution (20 mega pixels) video surveillance system, as well as the Cast*Scope* prosthetic and cast scanner. In addition to these products which are currently generating sales, Spectrum has additional patented and patent pending technology in the areas of personnel (Weapon*Scan*) and vehicle (Car*Scan*) screening that continue to draw significant interest and developmental funding from the US government.

Recent progress within Spectrum's product portfolio includes:

- Increased sales of Sentry*Scope*™ and Sentry*Chroma*™ products. Applications for this product line include large open areas requiring surveillance, such as casinos, prisons, city streets, parking lots, large commercial warehouse facilities, transportation centres, borders and other public areas or buildings. To date there are approximately 170 Sentry*Scope*™ systems deployed predominantly in the US and UK. In July 2006 QRSciences obtained exclusive distribution rights for Sentry*Scope*™ in Australia, New Zealand, Japan, Taiwan and India, and non-exclusive rights to sell to the US Federal Government and State Governments. QRSciences' fully-owned subsidiary, Baxall Distribution Australia, currently has several projects utilising the Sentry*Scope*™ which are in the final phase of approval in South East Asia and Australia.

- As per QRSciences' announcements to the market on 15 November 2006 and 30 January 2007, the Cast*Scope* product continues on a path to commercial deployment that is expected to commence in the 2007 calendar year. As highlighted above, the device is now in a live operational trial program at selected airports in the US and will enter similar trials in the UK this year. Spectrum estimates that a full roll-out of Cast*Scope* to US airports would entail sales of at least US$20 million. Including European and Asian airports and non-airport applications, such as courthouses and prisons, it is estimated that the total addressable market for Cast*Scope* is in excess of US$60 million, with recurring maintenance and service contract revenue potential of approximately US$6 million per year.

"We are very optimistic about the long term growth potential that Spectrum houses. Like QRSciences they are focused on breakthrough technology that has its sights set on filling gaps and deficiencies that exist in today's extraordinarily security conscious environment. We look forward to further strengthening our relationship with them and to assist them in bringing their products to market," stated QRSciences' CEO, Mr. Kevin Russeth.

About Spectrum

Founded in 1998, Spectrum San Diego, Inc. is a product development group specialising in the design of electronic imaging systems and instrumentation. The company's founder is Dr. Steve Smith, a noted expert in electronic design, X-ray imaging and digital signal processing.

Spectrum's primary focus is the invention, development and commercialisation of novel imaging systems with efforts currently focused on four branded products, Sentry*Scope*, Cast*Scope,* Weapon*Scan* and Car*Scan*, plus ongoing funded research and development projects.

Over the last eight years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, Transport Security Administration, United States Air Force, Invision Technologies, Rapiscan Systems and a handful of other groups.

For more information about Spectrum please visit www.spectrumsdi.com

About National Safe Skies Alliance

Based in Knoxville, Tennessee, National Safe Skies Alliance (Safe Skies) is a non-profit consortium dedicated to advancing aviation security by conducting independent testing and evaluation of anti-terrorism technologies in airports across the US.

Safe Skies' membership comprises airports, airlines, national laboratories, universities and the security industry, working in partnership with the Department of Homeland Security – Transportation Security Administration, to protect the traveling public.

Safe Skies' staff of security specialists, test engineers and statisticians are experts in the evaluation of security systems for the Passenger Checkpoint, Checked Baggage and Air Cargo, Access Control and the Airport Perimeter.

For more information on Safe Skies visit: http://www.sskies.org

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. Its wholly owned distribution business is based in Port Melbourne, Australia. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Security related applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. Applications outside of the security field include, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1 (858) 613 8755 in the United States.

QRSciences

Holdings Limited

3 May 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2007
WASH. D.C.
186

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

QRSciences Holdings Limited (ASX: QRS) lodges prospectus for rights issue

QRSciences Holdings Limited ("**QRS**") today lodged the prospectus for a pro-rata non-renounceable rights issue of 16,667,106 new shares at an issue price of $0.40 each on the basis of 1 new share for every 3 existing shares held together with one free attaching new option for every 1 new share, exercisable at $0.40 on or before 30 June 2010, to raise up to $6,666,843, before costs ("**Rights Issue**").

QRS will apply for official quotation of the shares and options on ASX.

QRS expects the Rights Issue to be conducted on the following timetable:

Securities are quoted on an "ex" basis (the "ex" date)	8 May 2007
Record Date	14 May 2007
Send Prospectus and serially numbered entitlement and acceptance forms to persons entitled	17 May 2007
Announce despatch has been completed	17 May 2007
Acceptances close at 5pm	31 May 2007
Securities quoted on a deferred settlement basis	1 June 2007
Notify ASX of under subscriptions	5 June 2007
Despatch date of holding statements	8 June 2007
Normal trading starts	12 June 2007

QRS reserves the right to extend the closing date of the Right Issue, subject to ASX Listing Rules in which case the date of issue of the securities will alter accordingly.

A prospectus for the Rights Issue has been lodged with ASIC. The Prospectus and Appendix 3B are attached.

Eligible shareholders will receive a copy of the Prospectus and must complete the Entitlement and Acceptance Form accompanying the Prospectus to take up their entitlements.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

NON-RENOUNCEABLE RIGHTS ISSUE PROSPECTUS

or a pro-rata non-renounceable entitlements issue of 16,667,106 New Shares at an issue price of $0.40 each on the basis of 1 New Share for every 3 Existing Shares held together with one free attaching New Option for every 1 New Share exercisable at $0.40 on or before 30 June 2010, to raise up to $6,666,843, before costs

Important Notice

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Securities. The Securities offered by this Prospectus should be considered speculative.

CONTENTS

1	**Investment Highlights and Key Dates**	2
2	**Corporate Directory**	4
3	**The Offer**	5
4	**Action Required by Shareholders**	10
5	**Purpose of the Rights Issue**	12
6	**Effect of the Offer on the Company**	14
7	**Investment Risks**	19
8	**Additional Information**	25
9	**Directors' Statement**	44
10	**Glossary**	45

IMPORTANT NOTES

This Prospectus is dated 3 May 2007 and was lodged with the ASIC on 3 May 2007. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This Prospectus does not constitute an offer in any place in which or to any person to whom it would not be lawful to make such an offer.

This Prospectus is important and should be read in its entirety prior to making an investment decision. If you do not fully understand this Prospectus or are in any doubt as to how to deal with it, you should consult your professional adviser. In particular, it is important that you consider the risk factors (see **Section 7** of this Prospectus) that could affect the performance of the Company before making an investment decision.

No person is authorised to give any information or to make any representation in connection with the Rights Issue described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Rights Issue.

1 INVESTMENT HIGHLIGHTS AND KEY DATES

1.1 Investment Highlights

Continued Strong Momentum To Carry Into FY08

- Recent completion of the Baxall acquisition helping to fuel Company growth
  - Strong growth from Baxall, increasing market share in rapidly growing Australian security products market via expanded product offering, organic growth and expansion of sales offices to and including Perth, Adelaide and Southern California.
  - Baxall sales team provide sales channel for QRSciences' and Spectrums' proprietary products
- Further commercial success with proprietary technologies
  - Additional QXR1000 baggage and package screening system sales to Rapiscan
  - First Sale of T3-02N narcotic screening system, to UK Government
  - Sale of T3-03 stand alone Explosive Detection Systems to a government customer in the Middle East, through alliance with ST Electronics
  - Deployment of GE ShoeScanner product through Clear® Registered Traveller program – generating royalty stream to QRSciences
  - Growing application of QRSciences' proprietary technologies across the fields of explosives, weapons and narcotics detection.
  - Continuing development of the Company's proprietary AMDS metal detection technology.
  - Ongoing grant income from Australian and US government sources.
  - Research collaboration with Kings College, Merck and Astrazeneca for pharmaceutical quality control and assurance application.

Significant long term growth potential housed within 24.4%-owned Spectrum

- CastScope product now undergoing operational pilots at US airports – potential global market of US$60M.
- Increased sales of SentryScope™, SentryManager™, SentryChroma™ video surveillance system – broad range of applications.
- Additional patented technology in areas of personnel and vehicle screening – significant interest and funding from US government.
- Option to move to 100% ownership of Spectrum by February 2009.

Strategic initiatives continue to be evaluated

- QRSciences is committed to evaluating strategic initiatives that create value for shareholders.
- Specifically exploring opportunities in the US.
- Increasing overseas ownership (25%) and interest in QRSciences.

1.2 Key Dates

Announcement of the Rights Issue	3 May 2007
Record Date to determine Entitlement to Securities	14 May 2007
Closing Date for acceptances and payment in full	31 May 2007
Trading commences on a deferred settlement basis	1 June 2007
Statements for Securities despatched	8 June 2007

2 CORPORATE DIRECTORY

Directors
Mr Kevin Russeth
Mr Norman Shanks (Non-Executive)
Mr Joseph Paresi (Non-Executive)
Mr Robert Halverson (Non-Executive)
Mr Raymond Schoer (Non-Executive)

Company Secretary
Mr Darren Bromley

Auditors
Moore Stephens
Chartered Accountants
Level 3, 12 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

Registered Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

Web Address
www.qrsholdings.com
www.qrsciences.com

ASX Codes QRS – Ordinary Shares
QRSNY.PK – U.S. ADR's

Share Registry
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

Solicitors
Pullinger Readhead Lucas
Level 2, Fortescue House
50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 8 9320 4999
Facsimile: +61 8 9320 4900

Principal Office
8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

ABN: 27 009 259 876

3 THE OFFER

3.1 Details of the Offer

(a) Offer Details

Pursuant to this Prospectus, the Company is offering 16,667,106 New Shares at an issue price of $0.40 per New Share by way of a non-renounceable pro-rata entitlements issue of 1 New Share for every 3 Existing Shares held by Shareholders registered as at the Record Date whose registered address is in Australia or New Zealand, together with 1 free attaching New Option for every 1 New Share exercisable at $0.40 on or before 30 June 2010.

A total of 16,667,106 New Shares may be issued pursuant to this Prospectus at an issue price of $0.40 per New Share and 16,667,106 free attaching New Options, to raise $6,666,843 before the costs of the Rights Issue.

The number of New Shares and New Options to which you are entitled is calculated as at the Record Date and is shown on the Entitlement and Acceptance Form which accompanies this Prospectus.

New Shares are to be issued at $0.40 for each New Share which is payable in full on application.

The Directors may at any time decide to withdraw this Prospectus and the Offer of Securities made under this Prospectus, in which case the Company will return all application monies (without interest) as soon as practicable.

(b) Issue Amount and Minimum Subscription

The total amount of New Shares to be issued pursuant to this Prospectus will be 16,667,106 at an issue price of $0.40 per New Share to raise up to $6,666,843 before the costs of the Rights Issue. The New Options are to be issued free on the basis of 1 New Option for every 1 New Share.

The minimum subscription to be raised pursuant to the Rights Issue is $6.5 million. If a placement of Shares is completed by the Company during the Offer Period pursuant to the placement authority being sought at the Company's upcoming general meeting on 7 May 2007 ("**Placement**"), then the minimum subscription will be reduced to the extent of the net amount raised pursuant to any such Placement (should it proceed).

Should the Company receive notice during the Offer Period that the holders of the convertible notes in the Company intend to exercise their conversion rights pursuant to the convertible notes, then the minimum subscription will be reduced by the amount converted. Similarly, the minimum subscription will be reduced to the extent that during the Offer Period the Company refinances some or all of the principal amount and other amounts that are payable under the convertible notes. Please refer to **Sections 5.1** and **8.3** for further information on the convertible notes.

No Securities will be issued under this Prospectus unless and until the minimum subscription (as potentially varied in the manner set out in this section) has been received. Should the minimum subscription not be reached within 4 months after the date of this Prospectus, all application monies will be dealt with in accordance with the Corporations Act.

(c) **Rights and Liabilities Attaching to the Securities**

The New Shares will rank equally in all respects with Existing Shares.

A summary of the rights and liabilities attaching to the New Shares and the New Options is set out in **Sections 8.1** and **8.2** respectively of this Prospectus.

3.2 Timetable for the Rights Issue

Announcement of the Rights Issue	3 May 2007
Record Date to determine Entitlement to Securities	14 May 2007
Closing Date for acceptances and payment in full	31 May 2007
Trading commences on a deferred settlement basis	1 June 2007
Statements for Securities despatched	8 June 2007

These dates are indicative only and subject to change. The Company reserves the right, subject to the Corporations Act and the ASX Listing Rules, to vary the above dates.

3.3 No Rights Trading

Your Rights to the Securities pursuant to the Rights Issue are non-renounceable. Accordingly, there will be no trading of these Rights on ASX.

If you do not take up your Entitlement under the Offer, your Entitlement will lapse and the Securities may be dealt with by the Company.

3.4 Acceptances and Entitlements

This Offer may be accepted in whole or in part before 5.00 pm WST on 31 May 2007 ("**Closing Date**") subject to the right of the Company to extend the Closing Date or close the Offer early.

Fractional entitlements or allocations (as the case may be) to Securities will be rounded up to the nearest whole number.

Instructions for completion of the acceptance of your Rights are set out on the Entitlement and Acceptance Form which accompanies this Prospectus.

Acceptance cannot exceed your Entitlement as shown on the Entitlement and Acceptance Form. If it does, acceptance will be deemed to be for your maximum Entitlement and any surplus subscription funds will be returned.

3.5 Shortfall

Shareholders have the opportunity to participate in any shortfall by completing and submitting the Shortfall Application Form accompanying this Prospectus. Please refer to **Section 4.4** of this Prospectus for further details.

The Directors reserve the right to issue the shortfall at their discretion. The Directors are currently in discussions with US based institutional investors regarding participation in any shortfall that may arise in relation to the Rights Issue.

3.6 CHESS

The Company participates in the Clearing House Electronic Subregister System ("**CHESS**"). ASTC, a wholly owned subsidiary of ASX, operates CHESS in accordance with the ASX Listing Rules and the ASTC Settlement Rules.

Under CHESS, applicants will not receive a certificate but will receive a statement of their holding of Securities.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Securities issued under this Prospectus, provide details of your holder identification number and give the participation identification number of the sponsor.

If you are registered on the issuer sponsored sub register, your statement will be dispatched by the Company's share registrar and will contain the number of Securities issued to you under this Prospectus and your security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

3.7 Opening and Closing Dates

The Offer will open for receipt of acceptances on 17 May 2007 and will close at 5.00 pm WST on 31 May 2007, subject to the right of the Company, to vary these dates.

3.8 Allotment

Application monies will be held in trust for applicants until allotment of the Securities. The Company will be entitled to all interest paid or accrued on application monies.

No allotment of Securities will occur until ASX grants permission to quote the Securities.

The Securities are expected to be allotted by no later than 8 June 2007. Statements of holding of Securities will be mailed after allotment occurs.

Individual applicants are responsible for determining their allocations of Securities before trading in them. You trade in Securities before receiving confirmation of your allocation at your own risk.

3.9 ASX Quotation

Application for admission of the Securities to official quotation on ASX will be made within 7 days after the date of this Prospectus.

If the Securities are not admitted to official quotation within 3 months after the date of this Prospectus, the Company will not allot or issue any Securities and all application monies received pursuant to this Prospectus will be repaid as soon as practicable, without interest.

The fact that ASX may agree to grant official quotation of the Securities is not to be taken in any way as an indication of the merits of the Company or the Securities.

3.10 Fees and Commissions

The Company will pay a fee of up to 5% in respect of applications for shortfall lodged by any member organisation of ASX licensed securities dealer or the holders of an Australian Financial Services Licence and accepted by the Company provided that the relevant stamp of the organisation is on the Shortfall Application Form.

No brokerage or commission is payable by applicants in respect of Securities issued pursuant to this Prospectus.

3.11 Market Prices of Existing Shares on ASX

The highest and lowest market sale price of the Existing Shares (which are on the same terms and conditions as the New Shares offered under this Prospectus) during the three months immediately preceding the lodgement of this Prospectus with the ASIC and the last market sale price on the date before the lodgement date of this Prospectus is set out below.

3 month high	3 month low	Last market sale price
$0.63 on 12 February 2007	$0.31 on 18 April 2007	$0.36 on 2 May 2007

3.12 Taxation Implications

The Directors do not consider that it is appropriate to give potential applicants advice regarding the taxation consequences of applying for Securities under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation positions of potential applicants. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to potential applicants in the Rights Issue. Potential applicants should, therefore, consult their own tax adviser in connection with the taxation implications of the Rights Issue.

3.13 Privacy Act

If you complete an application for Securities, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess

your application, service your needs as a Shareholder, facilitate corporate communications to you and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company's share registry.

You can access, correct and update the personal information we hold about you. Please contact the Company's share registry to do so at the contact addresses set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules of ASX. You should note that if you do not provide the information required on the application for Securities, the Company may not be able to accept or process your acceptance.

4 ACTION REQUIRED BY SHAREHOLDERS

4.1 Acceptance in Full

If you wish to take up all of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, in accordance with the instructions contained thereon. Forward your completed Entitlement and Acceptance Form, together with your cheque for the amount shown to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by 5pm WST on the Closing Date or such later date as the Company advises.

Cheques should be made payable to QRSciences Holdings Limited and crossed "Not Negotiable".

4.2 Partial Acceptance

If you wish to take up part of your Entitlement, please complete the Entitlement and Acceptance Form, which accompanies this Prospectus, by inserting the number of New Shares and corresponding New Options for which you wish to accept (being no more than as specified on the Entitlement and Acceptance Form) and forward the completed Entitlement and Acceptance Form together with your cheque for the total amount payable to reach the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by the Closing Date or such late date as the Directors advises.

Cheques should be made payable to "**QRSciences Holdings Limited**" and crossed "**Not Negotiable**".

4.3 Non Acceptance

If you do not wish to take up any part of your Entitlement you are not required to take any action.

4.4 Applications for Shortfall Securities

In addition to taking up all of their Entitlements, Shareholders may apply for additional New Shares and corresponding New Options if a shortfall exists following the Rights Issue ("**Shortfall Securities**"). A shortfall arises if the number of New Shares and New Options applied for is less than the number of New Shares and New Options to be issued under this Prospectus.

Applicants wishing to apply for Shortfall Securities are required to complete the Shortfall Application Form accompanying this Prospectus in accordance with the instructions thereon. The completed Shortfall Application Form must be accompanied by a separate cheque or bank draft for the appropriate application monies (calculated at $0.40 per New Share) you wish to apply for under the Shortfall Application Form, and received by the Company's share registry at Computershare Investor Services Pty Limited (to the address shown below), by no later than 5.00pm (WST) on the Closing Date, or such later date as the Company advises.

If your application for Shortfall Securities is not accepted in full or in part, the unused application monies will be refunded by the Company without interest in accordance with

the Corporations Act. The Directors reserve the right to issue the shortfall at their discretion and do not guarantee that you will receive any Shortfall Securities.

By hand:	**By post:**
Computershare Investor Services Pty Ltd Level 2, 45 St Georges Terrace Perth WA 6000	Computershare Investor Services Pty Ltd GPO Box D182 Perth WA 6840

If you have any queries concerning your entitlement or allocation, please contact the Company on (08) 9358 5011 or contact your stockbroker or professional adviser.

5 PURPOSE OF THE RIGHTS ISSUE

5.1 Purpose of the Rights Issue

The Company proposes to raise $6,666,843 through the Offer, before deducting the expenses of the Rights Issue.

The funds raised will enable the Company to repay the promissory notes issued to Vision Opportunity Master Fund Ltd ("**Vision**") and Platinum Partners Value Arbitrage Fund LP ("**Platinum**") on 6 February 2007 ("**Convertible Notes**").

The purpose of the issue of the Convertible Notes was to raise funds to acquire all of the assets of Baxall Australia Pty Ltd, purchase securities that (in the aggregate) resulted in the Company having a 27.4% equity position in Spectrum San Diego, Inc. and for working capital and general corporate purposes.

Vision and Platinum are New York-based investment advisers with a particular focus on the small and micro cap market sectors in the United States of America and abroad.

Further details on the Convertible Notes are set out in **Section 8.3** of this Prospectus.

5.2 Application of Funds Raised

The funds raised by the Offer are expected to be applied in the following manner, depending upon whether all amounts outstanding under the Convertible Notes are repaid in full ("**Scenario A**") or fully converted into Shares ("**Scenario B**") and assuming that the Offer is fully subscribed.

If Vision and Platinum elect to only partially convert the amounts owing pursuant to the Convertible Notes, then the funds raised pursuant to this Prospectus will firstly be applied to the expenses of the Rights Issue, then to the repayment of the outstanding amounts under the Convertible Notes and finally to working capital. Please refer to **Section 8.3** of this Prospectus for further details on the Convertible Notes.

Use of Funds	Scenario A – Full Repayment of the Convertible Note[(1)]	Scenario B – Full Conversion of the Convertible Note[(2)]
	$	$
Repayment of principal under Convertible Notes[(3)]	3,801,546	-
Payment of Interest on the Convertible Notes[(3)]	149,979	-
Payment of Bridge Fees under the Convertible Notes[(3)]	570,232	-
Administration and General	2,095,086	6,616,843

Working Capital		
Expenses of the Rights Issue [(4)]	50,000	50,000
TOTAL	**$6,666,843**	**$6,666,843**

[(1)] In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

[(2)] In the event that only the minimum subscription, or less than the full subscription amount but more than the minimum subscription is raised pursuant to the Prospectus, then working capital will be reduced accordingly.

[(3)] Refer to **Section 8.3** of the Prospectus for further details.

[(4)] Refer to **Section 8.7** of the Prospectus.

6 EFFECT OF THE OFFER ON THE COMPANY

6.1 Principal Effect

The principal effect of the Offer on the Company, assuming the Offer is fully subscribed, will be that:

(a) cash reserves and contributed equity of the Company will initially increase by $6,666,843 before deducting expenses of the Rights Issue;

(b) the number of Shares on issue will increase from 50,001,319 to 66,668,425; and

(c) 16,667,106 listed Options will be issued, exercisable at $0.40 each on or before 30 June 2010.

6.2 Capital Structure

The proposed capital structure of the Company following the completion of the Rights Issue is summarised below on the basis of both Scenario A and Scenario B and assuming the Offer is fully subscribed in both cases.

As noted in **Section 3.1(b)** of this Prospectus, the Company may conduct a placement of Shares utilising the placement authority being sought at the Company's upcoming general meeting on 7 May 2007 during the Offer Period. In that event, up to a further 20 million Shares will be issued.

	Scenario A – Full Repayment of the Convertible Notes		**Scenario B – Full Conversion of the Convertible Notes**	
Details	**Number of Shares**	**Contributed Equity $'000**	**Number of Shares**	**Contributed Equity $'000**
Shares on issue as at the date of the Prospectus	50,001,319	57,761	50,001,319	57,761
Shares issued pursuant to the Rights Issue	16,667,106	6,617[1]	16,667,106	6,617[1]
Shares issued to the Holders of the Convertible Notes	-	-	11,304,393 [2]	4,522 [2]
Total Shares on issue	**66,668,425**	**64,378**	**77,972,818**	**68,900**

Notes:

(1) Contributed Equity is after deducting costs of the Rights Issue.

(2) Assuming full conversion of the principal amount, interest payment and bridge fee payable under the Convertible Notes at a conversion price of $0.40. If the conversion price applicable pursuant to the Convertible Notes is less than $0.40, then further Shares will be issued to the Holders.

Options

The Company currently has the following Options on issue:

- 50,500 unlisted Options, exercisable at $1.00 on or before 30 September 2010; and
- 2,575,749 unlisted Options, exercisable at $0.60 each on or before 30 June 2008.

Following successful completion of the Rights Issue, under both Scenario A and Scenario B, the Company will have 16,667,106 listed Options exercisable at $0.40 on or before 30 June 2010 on issue.

In addition, the Company is required to issue the following unlisted Options to Vision and Platinum within 5 days of Shareholder approval being obtained (which is being sought at a general meeting of the Company scheduled for 7 May 2007) under both Scenario A and Scenario B:

Holder	Class A Options	Class B Options	Class C Options*	Total No. of Options
Vision	2,512,887	2,512,887	4,957,500	9,983,274
Platinum	1,288,660	1,288,660	2,542,500	5,119,820
Total	**3,801,547**	**3,801,547**	**7,500,000**	**15,103,094**

The Class A Options are exercisable at $0.60 on or before the date which is 7 years after their date of issue. The Class B Options are exercisable at $0.81 on or before the date which is 7 years after their date of issue. The Class C Options are exercisable at $0.25 on or before the date which is 7 years after their date of issue.

* This is the maximum number of Class C Options that can vest and are capable of being exercised. In accordance with their terms, the Class C Options vest upon the Company completing a placement of Shares on the following basis:

- if the price of Shares issued under that placement is less than 50 cents but more than 45 cents, 1,250,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 45 cents but more than 40 cents, 2,500,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 40 cents but more than 35 cents, 3,750,000 Class C Options;
- if the price of Shares issued under that placement is less than or equal to 35 cents but more than 30 cents, 5,000,000 Class C Options;

- if the price of Shares issued under that placement is less than or equal to 30 dents but more than 25 cents, 6,250,000 Class C Options; or
- if the price of Shares issued under that placement is less than or equal to 25 cents, 7,500,000 Class C Options,

provided that the maximum aggregate number of Class C Options that can vest and be exercised is 7,500,000 Class C Options. Under the Note and Option Purchase Agreement dated 6 February 2007 between the Company, Vision and Platinum ("**Note and Option Purchase Agreement**"), Vision and Platinum are respectively entitled to 66.1% and 33.9% of the Class C Options that vest in accordance with their terms.

The Class C Options only vest if the Company issues Shares during the currency of the Class C Options at a price below 50 cents (in the numbers set out above but subject to an overall cap of 7,500,000 Class C Options) by way of placement. No Class C Options vest if a placement occurs at a price greater than 50 cents or if the issue is otherwise than by way of placement. Any Class C Options not exercised before their expiry date (being 7 years from their date of issue) will automatically lapse.

Accordingly, if the Company conducts a placement as noted in **Sections 3.1(b)** and **6.2** of this Prospectus, then subject to the pricing of that placement, Class C Options may vest in Vision and Platinum in accordance with their terms.

The Options to be issued to Vision and Platinum will not be quoted on ASX but are transferable.

Holders of the Company's existing Options may participate in the Rights Issue by exercising any or all of their Options prior to the Record Date. If all the Options existing as at the date of this Prospectus which are capable of exercise before the Record Date were exercised 2,626,249 Shares would be issued raising $1,595,949. Accordingly, an additional 875,416 New Shares and 875,416 New Options would be offered under the Rights Issue and if taken up would raise an additional $350,166, before costs. Any funds raised from the exercise of Options and the issue of the additional New Shares would be used towards working capital.

6.3 Pro forma Balance Sheet

A pro forma Balance Sheet reflecting Scenario A and Scenario B detailed in **Section 5.2** of this Prospectus have been prepared on the basis that there have been no material movements in the assets and liabilities of the Company between 31 March 2007 and the completion of the Rights Issue, except as set out below in the "Pro Forma Assumptions".

BALANCE SHEET	Scenario A – Full Repayment of the Convertible Notes		Scenario B – Full Conversion of the Convertible Notes	
	Unaudited 31 March 2006 $'000	Pro-forma Unaudited 31 March 2006 $'000	Unaudited 31 March 2006 $'000	Pro-forma Unaudited 31 March 2006 $'000
ASSETS				
Current Assets				
Cash assets	1,880	3,975	1,880	8, 497
Prepayments	109	109	109	109
Inventories	3,098	3,098	3,098	3,098
Trade and other receivables	3,118	3,118	3,118	3,118
Total Current Assets	**8,205**	**10,300**	**8,205**	**14,822**
Non Current Assets				
Intellectual property	34,286	34,286	34,286	34,286
Other financial assets	4,826	4,826	4,826	4,826
Property plant and equipment	495	495	495	495
Other intangibles	329	329	329	329
Total Non Current Assets	**39,936**	**39,936**	**39,936**	**39,936**
TOTAL ASSETS	**48,141**	**50,236**	**48,141**	**54,758**
LIABILITIES				
Current Liabilities				
Trade and other payables	3,146	3,146	3,146	3,146
Interest-bearing liabilities	318	318	318	318
Provisions	555	555	555	555
Other payables	250	250	250	250
Convertible note	3,802	-	3,802	-
Total Current Liabilities	**8,071**	**4,269**	**8,071**	**4,269**
Non Current Liabilities				
Interest-bearing liabilities	34	34	34	34
Other payables	6,299	6,299	6,299	6,299
Total Non Current Liabilities	**6,333**	**6,333**	**6,333**	**6,333**
TOTAL LIABILITIES	**14,404**	**10,602**	**14,404**	**10,602**
NET ASSETS	**33,737**	**39,634**	**33,737**	**44,156**
EQUITY				
Contributed equity	57,761	64,378	57,761	68,900
Retained profit / (accumulated losses)	(24,024)	(24,744)	(24,024)	(24,744)
TOTAL EQUITY	**33,737**	**39,634**	**33,737**	**44, 156**

Pro Forma Assumptions under Scenario A:

- The Company issues 16,667,106 New Shares at $0.40 per New Share to raise $6,666,843 pursuant to this Prospectus;
- Transaction costs associated with the Rights Issue are estimated to be $50,000 which have been applied against contributed equity;
- The principal repayment of $3,801,546 to the holders of the Convertible Notes; and
- The cash payment of the bridge fee payable under the Convertible Notes of $570,232 and the interest expense payable under the Convertible Notes of $149,979.

Pro Forma Assumptions under Scenario B:

- The Company issues 16,667,106 New Shares at $0.40 per New Share to raise $6,666,843 pursuant to this Prospectus;
- Transaction costs associated with the Rights Issue are estimated to be $50,000 which have been applied against contributed equity;
- The issue of 9,503,865 Shares at $0.40 under the terms of the Convertible Notes, being the conversion of the principal amount outstanding, to the Holders;
- The issue of 1,425,580 Shares at $0.40 under the terms of the Convertible Notes, being the payment of the bridge fee, to the Holders; and
- The issue of 374,948 Shares at $0.40 under the terms of the Convertible Notes, being payment of the interest expense to the Holders.

7 INVESTMENT RISKS

7.1 Overview

The New Shares offered under this Prospectus should be regarded as speculative due to the inherent risks associated with the Company's activities. Neither the Company nor the Directors warrant the future performance of the Company or any investment made pursuant to this Prospectus. An investment in the New Shares offered by this Prospectus should be considered speculative.

The Directors recommend that Shareholders and potential investors examine the contents of this document together with previous ASX disclosures and public documents of the Company, including its most recent audited and reviewed financial statements and rely on advice of their professional advisers before deciding whether or not to apply for New Shares pursuant to this document.

The following summary, which is not exhaustive, represents some of the major risk factors which potential investors need to be aware of.

7.2 General risks

There are a number of general risk factors outside the control of QRS and the directors of QRS relating to the general business environment. These general risk factors may adversely impact upon QRS's performance, financial position, profitability and prospects including the price of QRS Shares. The general risk factors include but are not limited to the following:

Stock Market Fluctuations

The market price of QRS Shares and will be subject to varied and often unpredictable influences on the stock market generally and QRS in particular. Therefore the QRS Shares offered may trade above or below their recent prices.

General Economic Conditions

Changes in interest and inflation rates, exchange rates, relevant taxation and other legal regimes and government policies in Australia and overseas may adversely affect QRS.

General Investment Risks

There is a risk that the price of securities and returns to holders of QRS Shares may be affected by changes in:

(a) local and world economic conditions;

(b) interest rates;

(c) levels of tax, taxation law and accounting practices;

(d) government legislation or intervention;

(e) inflation or inflationary expectations; and

(f) natural disasters, social upheaval, ongoing terrorist activities or war in Australia or overseas.

7.3 Specific Risks

There are a number of specific risk factors relating to QRS which may adversely impact upon its operating performance, financial position and prospects. These specific risks include, but are not limited to:

Business Management

There is a risk that the strategy and process to be applied by QRS and judgment to be exercised by its management team in operating its business will not create positive returns for QRS.

Liquidity

The directors of QRS can make no guarantee that the QRS Shares will have a depth of trading.

Management Performance/Reliance on Key Personnel

The ultimate success of QRS will depend on the performance of its management team and key personnel. The loss of key staff members could have adverse consequences for QRS.

QRS cannot guarantee that the company will have adequate management skills as may be required from time to time to operate the business or that QRS will be able to attract these skills as required.

Future Working Capital Requirements

The Company's operations are not currently profitable. Accordingly, the Company's activities may require future working capital to support its activities including research and development. If the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all. Any additional equity financing may be dilutive to shareholders and any debt financing if available may involve restrictive covenants, which limit the Company's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse effect on the Company's activities.

Dilution

QRS may over time seek to increase its capital base for matters such as funding:

(a) the ongoing working capital requirements of its business;

(b) other potential business opportunities sufficient in number and quality to warrant further issues; or

(c) share incentive plans to maintain and attract staff.

This would create potential dilution for holders of New Shares.

Commercial Disputes

QRS occasionally become subject to commercial disputes that could harm its business. From time to time QRS is engaged in disputes regarding its commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact QRS financial position or operations. Even if QRS prevail in these disputes, they may distract its management from operating its business.

Sales and Market Expansion

Expansion into international markets is important to QRS long-term success. To date QRS only has limited experience in this regard.

Failure to Pay Dividends.

There is no assurance that QRS will pay dividends in the future. QRS do not intend to declare or pay cash dividends to their common shareholders in the foreseeable future. Earnings, if any, are expected to be retained to finance and expand its business.

7.4 QRSciences Pty Ltd risks (Subsidiary Entity)

As QRS' primary focus is QRSciences Pty Ltd ("**QRSPL**"), with QRSPL being a controlled entity of QRS, holding QRS Shares, will be subject to the risks affecting the business of QRSPL, as well as those risks specific to QRS.

Based on information known to QRS as at the date of this statement, QRS considers the key risks associated with QRSPL include the following. This should not be considered an exhaustive statement by QRS in this regard.

Technology Risk

Quadrupole Resonance ("**QR**") is a developing technology with some technical limitations. QRS cannot warrant or guarantee that these limitations will be resolved or improved, by QRSPL or any other party, sufficiently in order for QRSPL's intellectual property to reach its full commercial potential.

Reliance on Key Personnel

QRSPL is a research and development company and as such is largely dependent upon its key personnel. QRS cannot warrant or guarantee that it will be able to retain QRSPL's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRSPL nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor QRSPL will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of

QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Intellectual Property

To QRS's best knowledge QR has not been widely commercialised by any entity in the world. QRS cannot warrant or guarantee that QR or indeed QRSPL's intellectual property will be accepted by any regulatory authorities or the commercial marketplace in general.

QRS is aware that there are other companies and organisations working in the QR field developing similar products and technologies. QRS is also aware that there are other companies working with different technologies that may compete with QR and QRSPL's technology in the market place. QRS cannot warrant or guarantee that the technology or QRSPL's intellectual property will be commercialized and or competitive with other QR entities or other technologies that exist either now or in the future.

QRS is aware that competitors both in the QR field and in competing technologies have had substantial funding from various governments, in particular the US Government. While QRSPL has received some US Government funding, QRS cannot warrant or guarantee that QRSPL will receive any further funding from any government by means of grants or contracts or any other way. The technology may require additional capital in order to bring a product to market and QRS cannot warrant or guarantee that neither it nor QRSPL will be able to fund those requirements.

QRS is aware that the granting of a patent does not guarantee that the owner of the patent is entitled to practice the invention claimed in the patent. It is sometimes necessary to obtain cross licenses to other patents which have been granted to third parties in a similar field and which have an earlier priority date. Also, it is not possible to guarantee the validity of a patent and its enforceability even after it has been granted, because a patent can be revoked on the grounds of invalidity at any time during the patent term.

QRSPL may in the future be subject to intellectual property rights claims, which are costly to defend, could require the company to pay damages and could limit its ability to use certain technologies in the future. This could irrevocably harm its business.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRSPL's business is in part dependent upon the successful completion of agreements with a major alliance partner or partners to manufacture and pursue a sales and marketing program for the technology. In the event that this is not achieved the value of an investment in QRS may be adversely affected. In the event that the agreements are completed QRS cannot warrant that completion will ultimately prove to be commercially favorable for QRSPL's.

QRSPL has entered into an agreement for a licence over various patents in the field of QR technology. In the terms of the agreement there are various conditions required to maintain the original terms of the agreement which if breached may reduce the value of the agreement and may ultimately terminate the agreement. QRS cannot provide any warranty or guarantee that these conditions have not been breached or will not be

breached in the future. The value of an investment in QRS may possibly be diminished if these conditions have been breached or are breached in the future.

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRSPL and any other party or parties will be on terms that are commercially favorable to QRSPL.

Market Risks

QRS cannot warrant or guarantee that the market will be accepting of the technology or products or that they will be bought in sufficient quantities or at sufficient prices to make the business of QRSPL viable.

BTG Patents

QRS purchased a patent portfolio from BTG International (BTG) as announced to the market on 7 April 2006. Under the purchase agreement QRS is required to make payments to BTG for the patents over a period of approximately a further 12 years.

If QRS fail to make those payments under the terms of the purchase agreement, BTG has a right to reclaim ownership of the patents. The BTG patents are a component of the cross license between GE Security and QRS. If QRS were to lose the ownership and subsequent rights to the BTG patents GE Security could terminate the cross license agreement with QRS. There is no certainty that QRS will be able to make those payments in the future.

Regulatory Requirements and Approvals

In pursuing its commercialization strategy, QRSPL may be exposed to certain regulatory risks. The markets in which QRSPL and its partners intend to operate in are generally regulated and or supervised by various Government bodies or organizations. QRS cannot warrant or guarantee that any existing or future policies of any existing or future domestic or international Government or regulatory body will not restrict or hinder the activities of QRSPL or QRSPL's ability to commercialize its products.

Partners of QRSPL will generally be responsible for developing and selling products which may contain QRSPL's technology in isolation or in conjunction with other technologies. These new products, QR generally and QRSPL's intellectual property specifically may require acceptance and additional testing by the relevant regulatory authorities before being ready for commercial deployment. QRS cannot warrant nor guarantee that all performance requirements by any regulatory authority, partner, potential partner or commercial market has been or will be met in the future.

Operations

QRSPL anticipates continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a result, QRS may incur operating losses and may not have enough money to grow its business in the future.

7.5 Baxall Distribution Australia risks

In February 2007, QRS acquired Baxall Distribution Australia ("**Baxall**"). The core business of Baxall is the supply and distribution of CCTV equipment in Australasia.

QRS considers the key risks associated with QRSPL include the following. This should not be considered an exhaustive statement by QRS in this regard.

Reliance on Key Personnel

Baxall is a distribution company and as such is largely dependent upon its key sales personnel. QRS cannot warrant or guarantee that it will be able to retain Baxall's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of Baxall nor that it will be able to attract and recruit additional employees that may be required in the future. QRS cannot warrant or guarantee that neither it nor Baxall will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRSPL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in QRS.

Future Working Capital Requirements

Baxall is currently undergoing significant growth in revenue and Baxall may require future working capital to fund this growth. If Baxall or the Company is unable to use debt or equity to fund working capital requirements there can be no assurances that Baxall will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to Baxall and the Company or at all. Any additional equity financing may be dilutive to shareholders and any debt financing if available may involve restrictive covenants, which limit Baxall's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend Baxall's business strategy and could have a material adverse effect on Baxall as well as the Company.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of Baxall's business is in part dependent upon the successful maintenance of supply arrangements with certain brands and manufacturers. In the event that this is not maintained the value of an investment in QRS may be adversely affected

QRS cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between Baxall and any other party or parties will be on terms that are commercially favorable to Baxall.

8 ADDITIONAL INFORMATION

8.1 Rights and Liabilities Attaching to Shares

The New Shares issued under this Prospectus will be fully paid ordinary shares in the capital of the Company and will rank equally with the Existing Shares.

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights and liabilities attaching to the Shares. Full details of the rights and liabilities attaching to the Shares are contained in the Constitution of the Company and in certain circumstances, are regulated by the Corporations Act, the ASX Listing Rules, the ASTC Settlement Rules and the common law. The Company's Constitution is available for inspection free of charge at the Company's registered office.

(a) Share Capital

All issued ordinary fully paid shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of Shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for each Share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share. Where there is an equality of votes, the chairperson has a casting vote.

(c) Dividend Rights

Subject to the rights of any preference shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend (at present there are none), all dividends as declared by the Directors shall be payable on all shares in proportion to the amount of capital for the time being paid up or credited as paid up in respect of the shares, unless it was a term of issue of the shares that they would carry full dividend rights and the shares were issued on a pro-rata basis to shareholders.

Dividends are payable only out of the profits of the Company as determined by the Directors or the shareholders in general meeting which shall be conclusive. The Directors may set aside out of the profits of the Company such amounts as they may determine as reserves. The Directors may direct that payment of the dividend be made wholly or in part by the distribution of specific assets or documents.

(d) Rights on Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair upon any property to be so decided and may determine

how the division is to be carried out as between the shareholders of different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Company's Constitution, the Corporations Act, the ASX Listing Rules and ASTC Settlement Rules.

Shares may be transferred by such means in accordance with the ASX Listing Rules and the ASTC Settlement Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by the Company's Constitution, the ASX Listing Rules and the ASTC Settlement Rules.

(f) Further Increases in Capital

The allotment and issue of shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Company's Constitution, the ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(g) Variation of Rights Attaching to Shares

The rights attaching to the shares of a class (unless otherwise provided by their terms of issue) may only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or in, certain circumstances, with the written consent of the holders of at least three quarters of the issued shares of that class.

(h) General Meeting

Each holder of Shares will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Company's Constitution, the Corporations Act and the ASX Listing Rules.

8.2 Terms and Conditions of New Options

The New Options to be issued pursuant to this Prospectus will be issued on the following terms and conditions:

(a) Each New Option shall entitle the Optionholder, when exercised, to one Share.

(b) The New Options are exercisable wholly or in part at any time prior to 5.00 pm (WST) on 30 June 2010 ("**Expiry Date**"). New Options not exercised by that date shall lapse.

(c) Each New Option may be exercised by notice in writing to the Company, together with the payment for the number of Shares in respect of which the New Options are exercised, at any time before the Expiry Date. Any notice of exercise of a New Option received by the Company will be deemed to be a notice of the exercise of that New Option as at the date of receipt.

(d) The New Option exercise price is $0.40 per New Option.

(e) A New Option does not confer the right to a change in exercise price or a change in the number of the underlying Shares over which the New Option can be exercised.

(f) Shares issued upon exercise of the New Options will be issued following receipt of all the relevant documents and payments and will rank equally in all respect with the then issued Shares.

(g) The Company will apply for official quotation on ASX of the New Options. The Company will apply for quotation on ASX of all Shares issued upon exercise of the New Options.

(h) Subject to the Corporations Act, the Constitution and the Listing Rules, the New Options are freely transferable.

(i) There are no participating rights or entitlements inherent in the New Options and Optionholders will not be entitled to participate in new issues of securities offered to Shareholders during the currency of the New Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 Business Days after the issue is announced so as to give Optionholders the opportunity to exercise their New Options before the date for determining entitlements to participate in any issue.

(j) If at any time the issued capital of the Company is reorganised, the rights of an Optionholder are to be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

8.3 Convertible Notes Issued to Vision and Platinum

As detailed in the Company's Notice of General Meeting dated 3 April 2007 and announced to ASX on 4 April 2007, subject to Shareholder approval being obtained, the Convertible Notes are convertible in whole or in part into Shares at the option of Vision and Platinum on the earlier of 6 June 2007 or the date on which a finance facility or equity raising of at least $5 million is made unconditionally available to the Company ("**Maturity Date**").

In the event that Vision and Platinum (each a "**Holder**") do not exercise any of their rights to convert the Convertible Notes into Shares, the Company must repay the principal

amount of the Convertible Notes, being $3,801,546.39 in aggregate, to the Holders on the Maturity Date. In addition, the Company is obliged to pay interest of 12% per annum in cash on the Maturity Date as well as a bridge fee equal to 15% of the principal amount of the Convertible Notes held ("**Bridge Fee**"). The total amounts payable under the Convertible Notes are as follows:

Holder	Principal Amount	Interest	Bridge Fee
Vision	$2,512,886	$99,139	$376,933
Platinum	$1,288,660	$50,840	$193,299
TOTAL	**$3,801,546**	**$149,979**	**$570,232**

Subject to Shareholder approval being obtained, which is being sought at a general meeting of the Company scheduled for 7 May 2007, all of the amounts payable under the Convertible Notes are convertible, in whole or in part, into Shares at the election of the Holders on the Maturity Date.

In the event that both Holders elect to fully convert their Convertible Notes on the Maturity Date, then the following Shares will be issued, assuming a conversion price of $0.40:

Holder	Principal Amount	Interest	Bridge Fee
Vision	6,282,215	247,848	942,333
Platinum	3,221,650	127,100	483,247
TOTAL	**9,503,865**	**374,948**	**1,425,580**

As the Rights Issue is being undertaken at an issue price of $0.40 per New Share, in accordance with the terms of the Convertible Notes, the conversion price under the Convertible Notes is $0.40.

If the Company issues Shares at a price less than $0.40 prior to the Maturity Date, for example pursuant to the placement contemplated in **Sections 3.1(b)** and **6.2** of the Prospectus, then the conversion price under the Convertible Notes will be reduced to the issue price of those Shares in accordance with the terms of the Convertible Notes. This will result in further Shares being issued to the Holders should they elect to convert their Convertible Notes.

Assuming a conversion price of $0.40, a maximum of 11,304,393 Shares (in aggregate), representing 14.5% of the issued Share capital of the Company (assuming full subscription pursuant to the Rights Issue), may be issued to the Holders should they fully convert their Convertible Notes on the Maturity Date.

Subject to Shareholder approval, the Company is also required to issue Options to Vision and Platinum for no further consideration. Details of these Options are set out in **Section**

6.2 of this Prospectus. Should Vision and Platinum exercise their Options then further Shares will be issued to them.

The Company has been advised that both Vision and Platinum are passive investors in the Company with no intention to change the business of the Company, to influence the future employment of present employees, to make any proposals whereby any property will be transferred between the Company and Vision or Platinum or any other persons associated with them or to otherwise deploy the fixed assets of the Company.

If Shareholder approval is not obtained to the conversion feature of the Convertible Notes and the issue of Options to the Holders by 7 May 2007, then an event of default under the Convertible Notes will occur and the Company will be required to repay the aggregate amount of the Convertible Notes and $1,000,000 (being liquidated damages) to the Holders (in proportion to the outstanding principal amount of the Convertibles Notes) as soon as practicable. In addition, the Company will be required to pay the Bridge Fee on the Maturity Date.

The obligations of the Company pursuant to the Convertible Notes are secured by fixed and floating charges over all of the assets of the Company and its subsidiaries.

Conversion Feature of the Convertible Notes

The Convertible Notes provide that the provisions set out in this section do not apply unless and until the Company obtains Shareholder approval, although failure to obtain this approval by 7 May 2007 constitutes an event of default under the Convertible Notes.

Subject to Shareholder approval, on the Maturity Date, the outstanding principal balance and any accrued and unpaid interest on the Convertible Notes are convertible (in whole or in part) at the option of the Holder into Shares at an initial (but variable) conversion price of $0.50 per Share ("**Conversion Price**"). The Conversion Price is subject to various adjustments which are detailed below. In accordance with the terms of the Convertible Notes, the Conversion Price will be adjusted to $0.40 as a result of the completion of the Rights Issue.

In lieu of any fractional entitlement to Shares upon conversion of the Convertible Notes, the Company is required to pay an amount in cash to the Holders cash equal to the fractional entitlement multiplied by the average closing bid price of Shares for the 5 consecutive trading days immediately preceding the relevant conversion date.

On conversion of the Convertible Notes, the Company must issue the Shares, to the Holder's Solicitor on behalf of the Holder, together with relevant holding statements, within 3 trading days ("**Delivery Date**"). If the Company fails to issue the Shares by the Delivery Date, then the Company must pay to the Holder, in cash, an amount per trading day until the Shares are issued (together with interest at a rate of 10% per annum on such amount) equal to the greater of:

- 1% of the aggregate principal amount of the Convertible Notes requested to be converted for the first 5 trading days after the Delivery Date and 2% of the aggregate principal amount of the Convertible Notes requested to be converted for each trading day thereafter; and
- $2,000 per day.

If the Company fails to issue the Shares and holding statements by the Delivery Date and the Holder is required to purchase Shares to deliver in satisfaction of a sale by the Holder of the Shares issuable upon conversion of the Convertible Note ("**Purchase Shares**"), then the Company is required to pay the Holder the amount by which the Holder's total purchase price for the Purchase Shares exceeded the total sale price of the Shares and, at the option of the Holder, reinstate the portion of the Convertible Note that was not honoured or deliver to the Holder the number of Shares that should have been issued to the Holder on conversion ("**Buy-In Rights**").

Adjustments to the Conversion Price

The Conversion Price is subject to adjustment, which in certain circumstances will result in the Conversion Price being reduced and accordingly if conversion occurs, a greater number of Shares being issued. As noted above, the Conversion Price will be adjusted to $0.40 as a result of the pricing of the Rights Issue. The adjustment events are as follows:

(a) Subdivisions and Consolidations: If the Company effects a subdivision of its issued capital then the applicable Conversion Price will be proportionately decreased. If the Company effects a consolidation of its issued capital then the applicable Conversion Price will be proportionately increased.

(b) Certain Dividends and Distributions: If the Company makes or issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in Shares, the applicable Conversion Price shall be decreased by multiplying the applicable Conversion Price by the following fraction:

$$\frac{\text{Total no. of Shares on issue at time of issuance or record date}}{\text{Total no. of Shares on issue at time of issuance or record date + No. of Shares issuable in payment of such dividend or distribution}}$$

(c) Other Dividends and Distributions: If the Company makes or issues or sets a record date for determining Shareholders entitled to receive a dividend or other distribution payable in other than Shares, then an appropriate revision to the applicable Conversion Price will be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder receives, on conversion of the Convertible Note, the proceeds of such dividend or distribution that they would have received had the Convertible Note been converted immediately before the record date.

If the Company makes a pro rata bonus issue of Shares to its Shareholders, the Holder is entitled to receive, on conversion of the Convertible Note, the additional Shares it would have been entitled to had the Convertible Note been converted immediately before the relevant record date.

(d) Reclassification, Exchange or Substitution: If the Shares are changed to the same or different number of shares of any class or classes of shares whether by reclassification, exchange, substitution or otherwise (other than by subdivision, consolidation or dividends (see paragraphs (a), (b) and (c)) or reorganisation, merger, consolidation or sale of assets (see paragraph (e)), an appropriate

revision to the applicable Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder has the right to convert the Convertible Note into the kind and amount of shares and other securities receivable upon reclassification, exchange, substitution or other change by holders of the number of Shares into which the Convertible Note might have been converted immediately prior to such change.

(e) Reorganisation, Merger, Consolidation or Sales of Assets: If there is a capital reorganisation of the Company (other than by subdivision, consolidation or share dividends (see paragraphs (a), (b) and (c)) or reclassification, exchange or substitution (see paragraph (d)) or a merger or consolidation of the Company with another company (where the Shareholders immediately prior to such change do not own more than 50% of the merged entity) or the sale of all (or substantially all) of the Company's assets, if the surviving entity is an ASX-listed company or has stock registered under the U.S. Securities Exchange Act of 1934 and such stock is quoted on a U.S. national exchange or the OTC Bulletin Board, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so the Holder has the right to convert the Convertible Note into the kind and amount of shares or securities of the Company or any successor corporation resulting from the change, but if the surviving entity is not such a public company as described above, then the Holder has the right to accelerate the Maturity Date in accordance with the terms of the Convertible Notes.

(f) Issuance of Additional Shares: If the Company issues additional Shares (other than as provided in paragraphs (a) to (e) or pursuant to existing convertible securities in the Company) at a price per Share less than the Conversion Price, the applicable Conversion Price shall be reduced to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(g) Stock Equivalents: If the Company issues securities convertible into Shares ("**Convertible Securities**") under which the price to acquire a Share is less than Conversion Price, the applicable Conversion Price shall be adjusted to the relevant price per Share (or if no consideration is paid, then $0.01 per Share). Adjustments in this respect can only lower the Conversion Price.

(h) Consideration for Stock: If Shares or Convertible Securities are issued:

(i) in connection with any merger or consolidation in which the Company is the surviving entity (other than where the Shares are changed or exchanged for shares of another corporation), the amount of consideration for those securities shall be deemed to be the fair value of such portion of the assets and business of the non-surviving corporation as the board determines to be attributable to such Shares or Convertible Securities; or

(ii) in the event of any merger or consolidation of the Company in which the Company is not the surviving entity or where Shares are changed into or exchanged for shares of another corporation, or the sale of all (or

substantially all) of the assets of the Company for shares of another corporation, the Company is deemed to have issued a number of Shares for shares of the other corporation calculated on the basis of the actual exchange ratio on which the transaction was predicated and for a consideration equal to the fair market value of shares of the other corporation. If any such calculation results in adjustment of the Conversion Price or the number of Shares issuable upon conversion of the Convertible Notes, the determination of the applicable Conversion Price or the number of Shares issuable on conversion immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Shares issuable upon conversion of the Convertible Notes.

Acceleration of repayment of the Convertible Notes

The Company is not required to adjust the Conversion Price in connection with:

(a) securities issued (other than for cash) in connection with a merger, acquisition or consolidation;

(b) securities issued pursuant to the conversion or exercise of existing convertible Securities issued;

(c) securities issued in connection with standard, non-convertible debt transactions;

(d) Shares issued or the issuance of options to acquire Shares pursuant to the Company's existing share option plans and employee share purchase plans up to an aggregate of 10% of the number of Shares on issue as at 6 February 2007; and

(e) an aggregate of up to 100,000 Shares or Options which are issued to consultants or advisors that are not retained primarily for the purpose of raising capital and that such securities are not issued to an entity whose primary business is investing in securities.

In certain circumstances, each Holder has the right to accelerate the payment of the Convertible Notes:

(a) upon certain events of default under the Convertible Notes or the occurrence of a "major transaction", being:

    (i) the consolidation, merger or other business combination of the Company with or into another person or a consolidation, merger or other business combination in which the Shareholders immediately prior to the transaction continue to hold the voting power necessary to elect a majority of the Board;

    (ii) the sale or transfer of more than 50% of the Company's assets (other than in the ordinary course of business);

    (iii) closing of an offer made to more than 50% of the Shares in which more than 50% of the Shares were accepted; or

(iv) a change in more than 50% of the current members of the Board,

each Holder has the right to require the Company to prepay in cash all or a portion of its Convertible Note at a price equal to 110% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time; and

(b) after a "triggering event", being:

(i) the suspension from listing or the failure of the Shares to be listed on ASX for a period of 10 consecutive trading days;

(ii) the Company's notice to the Holders of its inability to comply or its intention not to comply with requests for conversion of the Convertible Notes into Shares;

(iii) the Company's failure to comply with a conversion notice within 10 trading days after receipt of such notice;

(iv) the Company deregisters its Shares and as a result the Shares are no longer publicly tradeable; or

(v) the Company breaches any representation, warranty, covenant or other term or condition of the Agreement, the Convertible Notes or other related document (except to the extent that such breach would not have a material adverse effect and if the breach is curable, if the breach continues for a period of at least 20 business days),

each Holder has the right to require the Company to prepay all or a portion of its Convertible Note at a price equal to 120% of the principal amount of its Convertible Note plus all accrued and unpaid interest applicable at the time.

The Company may, by at least 30 days written notice to the Holders, redeem each Convertible Note, in whole or in part, subject to the rights of each Holder to convert the Convertible Note at any time prior to 5 days before the redemption date.

If, on receipt of a conversion notice, the Company cannot issue the Shares required to be issued for any reason, then the Company must issue as many Shares as it is can, and with respect to the unconverted portion of the Convertible Note, the Holder can elect to:

(a) require the Company to prepay that portion of the Convertible Note at a price per Share equal to 120% of the principal amount of the Convertible Note plus all accrued and unpaid interest applicable at the time;

(b) void its conversion notice and retain or have returned the Convertible Note that was to be converted; or

(c) exercise its Buy-In rights in accordance with the terms of the Convertible Note.

Upon Shareholder approval being obtained, the conversion feature of the Convertible Notes will become operative.

Material Terms of the Note and Option Purchase Agreement

Pursuant to the Note and Option Purchase Agreement entered into by the Company with each of Vision and Platinum, the Company provided standard representations and warranties and made standard covenants for an agreement of this nature, for the benefit of each Holder.

The Company has also provided an indemnity to the Holders (and associated persons) from all losses incurred by the Holders as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company under the Note and Option Purchase Agreement.

The Company is required to use the net proceeds from the issue of the Convertible Notes to:

(a) acquire substantially all of the assets of Baxall Australia Pty Ltd; and

(b) purchase securities, that, in the aggregate, will result in the Company having a 27.4% equity position in Spectrum San Diego, Inc.,

and the balance of the net proceeds for working capital and general corporate purposes, but not to redeem any Shares or securities convertible into Shares or to settle any outstanding litigation.

In accordance with the Note and Option Purchase Agreement, each of the Directors, the Company Secretary and a former director of the Company have entered into a lock-up agreement ("**Lock-up Agreements**"), which restricts the manner in which such persons may sell, transfer or dispose of their Shares. In particular, the Lock-Up Agreements provide that these persons will not, without the prior written consent of Vision, dispose or otherwise deal with their respective securities in the Company for the period from 6 February 2007 to 90 days after the Maturity Date.

Other Material Terms of the Convertible Notes

The obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum. Further details on these security agreements are set out below.

The Convertible Notes may be transferred, sold, pledged, hypothecated or otherwise granted as security by the Holder. The Convertible Note may be modified by agreement between the Company and the Holders of more than 50% of the aggregate outstanding principal amount of the Convertible Notes. However, certain amendments may not be made without the consent of each Holder affected.

The occurrence of any of the following events is an "event of default" under the Convertible Notes:

(a) the Company fails to make any principal or interest payments on the due dates;

(b) the Company fails to obtain Shareholder approval to the conversion features of the Convertible Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of Section 611 of the Corporations Act by 7 May 2007;

(c) the suspension from listing or failure of the Shares to be listed or quoted on ASX for a period of 7 consecutive trading days;

(d) the Company's notice to the Holder of its inability to comply or its intention not to comply with proper requests for conversion of the Convertible Note at any time after the relevant Shareholder approvals have been obtained;

(e) the Company fails to deliver a holding statement to the Holder's Solicitor with respect to Shares issued on conversion of the Convertible Note within 5 business days of the issue of the relevant conversion notice, or the Company fails to make the payment of any fees and/or liquidated damages payable under the Convertible Note or the Note and Option Purchase Agreement, which failure is not remedied within 7 business days of the due date for such payments and such default is not fully cured within 2 business days after the Holder provides written to the Company of the occurrence thereof;

(f) default is made in the performance of the Convertible Note, the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction document and such default is not fully cured within 5 business days after the Holder provides written notice to the Company of the occurrence thereof;

(g) any representation or warranty made by the Company in the Note and Option Purchase Agreement, the other Convertible Notes or any other transaction documents prove to have been false or incorrect or breached in a material respect and the Holder provides notice to the Company of the occurrence thereof;

(h) the Company defaults in any payment of any amount on any indebtedness (other than under the Convertible Note) or in the performance of any other condition relating to any indebtedness the result of which is to cause such indebtedness to become due prior to its state maturity;

(i) an insolvency event occurs in respect of the Company; or

(j) the failure of the Company to file an Appendix 3B with ASX in respect of the Convertible Notes, the Options, the Shares to be issued on conversion of the Convertible Notes and the Shares to be issued on exercise of the Options and a Section 708A cleansing notice in respect of the Shares within the applicable time periods;

(k) the failure of the Company to pay any amounts due to the Holder under the Convertible Notes or any other transaction document within 7 business days of the due date and such default is not fully cured within 2 business days after the Holder provides written notice to the Company of the occurrence thereof; or

(l) the occurrence of an event of default under the other Convertible Notes.

If an event of default under a Convertible Note occurs, the Holder may:

(a) declare the entire unpaid principal balance of the Convertible Note (together with all accrued interest) due and payable, however these amounts automatically become due and payable upon an event of default described in paragraph (b) or (i) above;

(b) in respect of events of default described in paragraphs (c) – (h) and (j) – (l) above, demand the acceleration of the Convertible Note in accordance with the terms of the Convertible Note (detailed above);

(c) demand that the principal amount of the Convertible Note outstanding shall be converted into Shares at the Conversion Price (subject to adjustment); or

(d) exercise or otherwise enforce its rights, powers, and remedies under the transaction documents or applicable law.

Where the Company fails to obtain Shareholder approval to the conversion features of the Convertible Notes and the issue of the Options (and any Shares that may be issuable to a Holder) under Listing Rule 7.1 and item 7 of Section 611 of the Corporations Act by 7 May 2007, then the Holder is entitled to demand its proportionate share of $1,000,000 which the parties have agreed are appropriate liquidated damages.

If that an event of default occurs and both Holders elect to exercise their right to demand that the outstanding principal amount under the Convertible Notes be converted into Shares, the Holders will be entitled to the following Shares (assuming a Conversion Price of $0.40):

Holder	No. of Shares
Vision	6,282,215
Platinum	3,221,650

If the event of default is the failure to obtain the required Shareholder approval and the Company therefore cannot issue these Shares, then this right of conversion cannot be exercised and the amounts owing must be repaid.

The above table has been prepared on the assumption of the Conversion Price being $0.40. The actual conversion price applicable on conversion of the Notes may vary and accordingly, the number of Shares issued to Vision and Platinum under the Convertible Notes may also vary.

Other material terms of the Convertible Notes are as follows:

(a) Taxes: the Company shall pay all issue taxes of the Holder that may be payable in respect of conversion of the Convertible Note, excluding United States federal, state or local income taxes of the Holder and any transfer taxes resulting from a transfer request by the Holder;

(b) Fractional Shares: no fractional Shares shall be issued upon conversion of a Convertible Note. In lieu of fractional shares to which the Holder would otherwise be entitled, the Company shall pay a cash equivalent; and

(c) Regulatory Compliance: the Company is required to secure registration, listing or approval from the relevant authorities for the conversion of the Convertible Note and issue of Shares.

Security Agreements

As set out above, the obligations of the Company under the Convertible Notes issued to Vision and Platinum are secured by a security agreement dated 6 February 2007 between the Company, Vision and Platinum and security agreements dated 6 February 2007 between each subsidiary of the Company, Vision and Platinum.

Pursuant to the security agreements, the Company and its subsidiaries provided a fixed and floating charge over all of its assets and undertaking to secure the payment of all debts and monetary liabilities owed to Vision and Platinum under the specific security agreement, the Note and Option Purchase Agreement and the Convertible Notes ("**Secured Moneys**") and the performance of all obligations and liabilities of the Company under those documents.

Under the security agreement between the Company, Vision and Platinum, the Company has also assigned all of its rights in the royalty agreement dated 23 May 2006 between the Company, QR Sciences Pty Ltd, QRSciences Corp, Quantum Magnetics Inc and GE Security, Inc by way of legal mortgage to Vision and Platinum for the purpose of securing the payment of the Secured Moneys.

The security agreements are otherwise on terms and conditions that are standard for documents of this nature.

8.4 Continuous Disclosure and Documents Available for Inspection

This is a Prospectus for the offer of continuously quoted securities (as defined in the Corporations Act) of the Company and is issued pursuant to Section 713 of the Corporations Act as a transaction specific prospectus. Accordingly, this Prospectus does not contain the same level of disclosure as an initial public offering Prospectus.

The Company is a "disclosing entity" for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations. As a listed company, the Company is subject to the ASX Listing Rules which require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of Shares, subject to certain exceptions.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, an office of the ASIC.

The Company will provide a copy of each of the following documents, free of charge, to any person on request from the date of this Prospectus until the Closing Date:

(a) the annual financial report of the Company for the financial year ended 30 June 2006, being the annual financial report of the Company most recently lodged with the ASIC before the issue of this Prospectus;

(b) the half-year financial report of the Company for the half-year ended 31 December 2006, being the half-year financial report of the Company lodged with the ASIC after lodgment of the annual financial report referred to in paragraph (a) above and before the issue of this Prospectus; and

(c) any documents used to notify ASX of information relating to the Company in the period from lodgment of the annual financial report referred to in paragraph (a) above until the issue of the Prospectus in accordance with the Listing Rules as referred to in Section 674(1) of the Corporations Act.

Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours.

The Company has lodged the following announcements with ASX since the lodgment of the 2006 annual financial report:

Date	Description of Announcement
30/04/2007	Commitments Test Entity – Third Quarter Report / Trading Update
26/04/2007	Spectrum Update CastScope Commences Operational Pilot
12/04/2007	Change of Director's interest Notice
04/04/2007	Notice of General Meeting
02/03/2007	Director Retires
01/03/2007	Half Yearly Report & Half Year Accounts
23/02/2007	Section 708A(5)
23/02/2007	Appendix 3B
22/02/2007	Section 708A(5) Notice
22/02/2007	Appendix 3B
22/02/2007	Appendix 3B
21/02/2007	Release of Escrow
16/02/2007	Section 708A(5) Notice
14/02/2007	Appendix 3B
12/02/2007	Finalisation of Acquisition – Funding and Revenue Update
08/02/2007	Trading Halt
31/01/2007	Commitments Test Entity – Second Quarter Report

Date	Description of Announcement
30/01/2007	UK Department for Transport to trial CastScope
24/01/2007	Further sales to U.S. Government
10/01/2007	American Depository Receipt (ADR) ticker symbol change
10/01/2007	Appendix 3B
10/01/2007	Appendix 3B
09/01/2007	First sale & operational trial of Narcotics Screening System
03/01/2007	First sale in Middle East through alliance Singapore Tech
21/12/2006	Addendum – Revenue and Market Opportunity for ShoeScanner
20/12/2006	QRS Technology Breaks into U.S. Airport Market
18/12/2006	Appendix 3B
29/11/2006	Results of AGM
29/11/2006	AGM Presentation
15/11/2006	Spectrum Update: CastScope to roll-out in U.S.
01/11/2006	Engage Silicon Valley Investment Bank
31/10/2006	Reaffirms revenue target after encouraging start to year
31/10/2006	Notice of Annual General Meeting
30/10/2006	Commitments Test Entity
20/09/2006	Annual Report

ASX maintains files containing publicly available information for all listed companies. The Company's file is available for inspection at ASX during normal office hours.

8.5 Overseas Shareholders

This document does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The Offer is not being extended and Securities will not be issued to Shareholders with a registered address which is outside of Australia or New Zealand ("**Overseas Holders**") as the Company considers that it is unreasonable to make the Offer to Overseas Holders, having regard to the number of Shareholders in such places, the number and value of the Securities they would be offered and the substantial costs of complying with the legal and regulatory requirements in those places.

This Prospectus will be sent to each Overseas Holder for information purposes only.

8.6 Interests of Directors

Other than as set out below or elsewhere in this Prospectus, no Director nor any entity in which such a Director is a partner or director, has or has had in the two years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which such a Director is a partner or director, either to induce him to become, or to qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

In the 2 years before the date of this Prospectus, the following fees and benefits have been paid or provided by the Company to the Directors:

Directors	Salary, Fees & Commissions	Superannuation Contribution	Cash Bonus	Non-cash Benefits	Shares*	Total
	$	$	$	$	$	$
K Russeth	538,763	79,434	68,662	18,204	213,333	918,396
N Shanks	87,406	-	-	-	-	87,406
J Paresi	83,811	-	-	-	-	83,811
R Halverson	35,834	-	-	-	-	35,834
R Schoer	32,557	-	-	-	-	32,557
Total	**778,371**	**79,434**	**68,662**	**18,204**	**213,333**	**1,158,004**

* Calculation of Shares remuneration is based on $0.40 closing price as at 27 April 2007.

On 4 April 2006, the Remuneration Committee after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination the Company is required to pay twelve months salary in lieu of termination.

Directors' interests in securities of the Company at the date of this Prospectus are:

Name	Shares
Kevin Russeth	1,406,250
Norman Shanks	120,000
Joseph Paresi	-
Robert Halverson	70,000
Raymond Schoer	75,000

The Directors may participate in the Offer to the extent that they are Shareholders as at the Record Date.

The Constitution of the Company provides that the Directors may be paid for their services as Directors. Non-executive Directors may only be paid a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Non-executive Directors and in default of agreement then in equal shares. In the last two financial years ending 30 June 2005 and 30 June 2006, $568,621 and $570,800 respectively and in the current financial year $480,538 (excluding GST where applicable) has been paid by the Company by way of remuneration for services provided by all Directors, companies associated with the Directors or their associates in their capacity as Directors, employees, consultants or advisers. Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses properly incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

8.7 Expenses of the Rights Issue

In the event that the Offer is fully subscribed, the estimated expenses of the Rights Issue are as follows:

	$
ASIC Fees	2,010
Legal and other expenses	27,990
Printing and mailing expenses	20,000
Total	$50,000

8.8 Litigation

As at the date of this Prospectus, the Company is not involved in any material legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

8.9 Consents and Liability Statements

(a) Pullinger Readhead Lucas

Pullinger Readhead Lucas has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as solicitor to the Company in the form and context in which it is named.

(b) Moore Stephens

Moore Stephens has given and has not, before lodgment of this Prospectus with the ASIC, withdrawn its consent to be named in this Prospectus as auditor to the Company in the form and context in which it is named.

Each of Pullinger Readhead Lucas and Moore Stephens:

- did not authorise or cause the issue of this Prospectus;
- does not make, or purport to make, any statement in this Prospectus nor is any statement in this Prospectus based on any statement by any of those parties other than as specified in this section; and
- to the maximum extent permitted by law, expressly disclaim any responsibility or liability for any part of this Prospectus other than a reference to its name and a statement contained in this Prospectus with consent of that party as specified in this section.

Computershare Investor Services Pty Limited is named for information purposes only.

8.10 Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, all persons named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus do not have, and have not had in the two years before the date of this Prospectus, any interest in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or
- the Offer,

and no amounts have been paid or agreed to be paid (in cash or Shares or otherwise) and no other benefit has been given or agreed to be given to any of those persons for services provided by those persons in connection with the formation or promotion of the Company or the Offer.

Pullinger Readhead Lucas has acted as solicitor to the Company in relation to the Offer and is entitled to be paid up to $15,000 (plus GST) in respect of these services. In addition, Pullinger Readhead Lucas has been paid $165,842 (plus GST) for the provision of professional services to the Company in the two years before the date of this Prospectus.

Moore Stephens acts as auditor of the Company and has been paid $103,729 (plus GST) for the provision of professional services in relation to the auditing of the financial statements of the Company and for taxation and advisory services in the two years before the date of this Prospectus.

Computershare Investor Services Pty Limited acts as the share registry of the Company and has been paid $83,131 (plus GST) for the provision of share registry services to the Company in the two years before the date of this Prospectus.

8.11 Electronic Prospectus

The ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

A copy of the Prospectus can be downloaded from the website of the Company at www.qrsciences.com. Any person accessing the electronic version of the Prospectus for the purposes of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Shortfall Application Form. If you have not, please email the Company at enquiries@qrsciences.com and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus, or both.

The Company reserves the right not to accept a Shortfall Application Form from a person if it has reason to believe that when that person was given access to the electronic Shortfall Application Form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

9 DIRECTORS' STATEMENT

Each Director has consented to the lodgement of this Prospectus with the ASIC and has not withdrawn that consent.

This Prospectus is signed for and on behalf of the Company pursuant to a resolution of the Board by:



Mr Raymond Schoer
Director

10 GLOSSARY

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules or **Listing Rules** means the official Listing Rules of ASX.

Closing Date means 31 May 2007, or such other date as may be determined by the Directors under this Prospectus.

Company or **QRS** means QRSciences Holdings Limited (ABN 27 009 259 876) and its controlled entities.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company as at the date of this Prospectus.

Entitlement means a Shareholder's entitlement (or right) to subscribe for New Shares under this Prospectus. This entitlement is also commonly referred to as a "Right".

Entitlement and Acceptance Form means the entitlement and acceptance form accompanying this Prospectus.

Existing Share means a Share issued before the Record Date.

New Option means an Option exercisable on the terms and conditions set out in **Section 8.2** of this Prospectus to be issued under this Prospectus.

New Shares means the Shares that may be issued under this Prospectus.

Offer means the non-renounceable pro-rata entitlements offer of Securities pursuant to this Prospectus.

Offer Period means the period commencing on the date of this Prospectus and ending on the allotment date of the Securities.

Option means an option to acquire a Share.

Optionholder means the holder of an Option.

Prospectus means this Prospectus dated 3 May 2007.

Record Date means 5.00 pm (WST) on 14 May 2007.

Rights Issue means the issue of Securities under this Prospectus.

Securities means the New Shares and New Options.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means the holder of a Share.

Shortfall Application Form means the shortfall application form accompanying this Prospectus by which an application for the shortfall may be made.

WST means Western Australian Standard Time.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.40 Listed Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,667,106 Ordinary shares 16,667,106 $0.40 Listed Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.40 Listed Options to acquire fully paid ordinary shares expiry 30 June 2010

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The Listed Options are a new class of quoted securities. Ordinary shares issued as result of exercise of the Listed Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	16,667,106 Ordinary shares at $0.40 16,667,106 $0.40 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised from the issue are intended to be used to repay moneys outstanding under the convertible notes issued to Vision Opportunity Master Fund Ltd. and Platinum Partners Arbitrage Fund LP and/or for working capital, depending upon whether or not the convertible notes are converted.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
66,668,425**	Fully paid ordinary shares
16,667,106	$0.40 Listed Options to acquire fully paid ordinary shares
*(** 428,335 subject to voluntary restriction of ESP)*	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	One (1) new share for every three (3) existing shares held as at the record date; and One (1) option for every one (1) new share
14	+Class of +securities to which the offer relates	Fully paid ordinary shares; and Options
15	+Record date to determine entitlements	14 May 2007
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounded up to the nearest whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	The offer is only available to shareholders with registered addresses in Australia or New Zealand.
19	Closing date for receipt of acceptances or renunciations	31 May 2007

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	17 May 2007
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	3 May 2007
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	8 June 2007

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 May 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX ANNOUNCEMENT

7 May 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited

Via electronic lodgement

Dear Sir/Madam

Results of General Meeting of Shareholders
QRSciences Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the General Meeting of Shareholders of QRSciences Holdings Limited was held today.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Darren Bromley
Company Secretary

QRSciences Holdings Limited **7 May 2007**
General Meeting

PROXY SUMMARY

Resolution 1 – Approval of Issue of Shares
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,827,070	259,908	0	857,274

Resolution 2 – Ratification of Previous Issues.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,800,506	265,908	20,564	857,274

Resolution 3 – Vision Opportunity Master Fund, Ltd. and Platinum Partners Value Arbitrage Fund LP.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,685,506	380,908	20,564	857,274

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	• Ordinary shares • $0.50 Unlisted Options to acquire fully paid ordinary shares • $0.60 Class A Unlisted Options to acquire fully paid ordinary shares • $0.81 Class B Unlisted Options to acquire fully paid ordinary shares • *$0.25 Class C Unlisted Options to acquire fully paid ordinary shares. * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,949 Ordinary shares 1,020,368 $0.50 Unlisted Options to acquire fully paid ordinary shares 3,801,547 $0.60 Unlisted Options to acquire fully paid ordinary shares 3,801,547 $0.81 Unlisted Options to acquire fully paid ordinary shares *7,500,000 $0.25 Unlisted Options to acquire fully paid ordinary shares * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.50 Unlisted Options to acquire fully paid ordinary shares expiry 10 May 2012 $0.60 Class A Unlisted Options to acquire fully paid ordinary shares expiry 10 May 2014 $0.81 Class B Unlisted Options to acquire fully paid ordinary shares expiry 10 May 2014 *$0.25 Class C Unlisted Options to acquire fully paid ordinary shares expiry 10 May 2014 * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The $0.50, $0.60, $0.81 & *$0.25 Unlisted Options are new classes of securities. Ordinary shares issued as result of exercise of the Unlisted Options will rank equally with the existing ordinary Shares. * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.
5	Issue price or consideration	16,949 Ordinary shares at $0.59 1,020,368 $0.50 Unlisted Options to acquire fully paid ordinary shares for nil consideration 3,801,547 $0.60 Unlisted Options to acquire fully paid ordinary shares for nil consideration 3,801,547 $0.81 Unlisted Options to acquire fully paid ordinary shares for nil consideration *7,500,000 $0.25 Unlisted Options to acquire fully paid ordinary shares for nil consideration * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Ordinary shares are issued as consideration for a corporate fee in relation to the 100% acquisition of Baxall Australia Pty Ltd. The $0.50 Unlisted Options are issued as consideration for capital raising costs. The $0.60, $0.81 & *$0.25 Unlisted Options are issued to the Vision Opportunity Master Fund Ltd. and Platinum Partners Arbitrage Fund LP as per terms of the convertible note. * the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	66,685,374**	Fully paid ordinary shares
		16,667,106 *(** 428,335 subject to voluntary restriction of ESP)*	$0.40 Listed Options to acquire fully paid ordinary shares exp 30/06/2010

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		1,020,368	$0.50 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2012
		3,801,547	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.81 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.25 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 *the .25 cent options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part*	

of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 May 2007

Print name: Darren Bromley

END